Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 130, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2019 and 2018. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2019. The MD&A commentary is as at December 3, 2019. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. References to generally accepted accounting principles (GAAP) mean IFRS.

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and we elected to retrospectively present prior periods as if IFRS 15 had always been applied. Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Prior periods have not been restated. Since November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP (CGAAP), as defined at that time. As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. Prior periods have been reclassified for methodology changes and transfers of certain businesses between operating groups. Refer to page 33.

Index

14	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.

15	Who We Are provides an overview of BMO Financial Group, our financial objectives and key performance data.

16	Financial Highlights

17	Non-GAAP Measures

18	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2019 and our expectations for 2020.

20	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed.

21	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.
21	Total Shareholder Return
21	Earnings per Share Growth
22	Return on Equity
22	Common Equity Tier 1 Ratio

23

2019 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes a summary of the impact of changes in foreign exchange rates.

32

2019 Operating Groups Performance Review outlines the strategies and key priorities of our operating groups and the challenges they face. It also includes a summary of their achievements in 2019, their focus for 2020, and a review of their financial performance for the year and the business environment in which they operate.

32	Summary
33	Personal and Commercial Banking
34	Canadian Personal and Commercial Banking
38	U.S. Personal and Commercial Banking
42	BMO Wealth Management
46	BMO Capital Markets
50	Corporate Services, including Technology and Operations

52	Summary Quarterly Earnings Trends, Review of Fourth Quarter 2019 Performance and 2018 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2019.

57	Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It also includes a review of off-balance sheet arrangements and certain select financial instruments.
57	Summary Balance Sheet
59	Enterprise-Wide Capital Management
66	Select Financial Instruments and Off-Balance Sheet Arrangements

68	Enterprise-Wide Risk Management outlines our approach to managing key financial risks and other related risks we face.
68	Risks That May Affect Future Results
72	Risk Management Overview
73	Framework and Risks
78	Credit and Counterparty Risk
86	Market Risk
91	Insurance Risk
91	Liquidity and Funding Risk
100	Operational Risk
103	Legal and Regulatory Risk
105	Business Risk
105	Strategic Risk
105	Environmental and Social Risk
106	Reputation Risk

107	Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2019 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosures recommended by the Enhanced Disclosure Task Force.
107	Critical Accounting Estimates
111	Changes in Accounting Policies in 2019
111	Future Changes in Accounting Policies
111	Transactions with Related Parties
112	Shareholders’ Auditors’ Services and Fees
113	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
114	Enhanced Disclosure Task Force

116	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting.

BMO Financial Group 202nd Annual Report 2019	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 68 describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position and results.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy.

14	BMO Financial Group 202nd Annual Report 2019

Who We Are

Established in 1817, BMO Financial Group (BMO) is a highly diversified financial services provider based in North America. We are the eighth largest bank in North America by assets, with total assets of $852 billion, and an engaged and diverse base of employees. BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services, conducting business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets. We serve eight million customers across Canada through our Canadian personal and commercial banking arm, BMO Bank of Montreal. In the United States, we serve customers through BMO Harris Bank, based in the U.S. Midwest, with more than two million personal, business and commercial banking customers. We also serve customers through our wealth management businesses – BMO Private Wealth, BMO InvestorLine, BMO Wealth Management U.S., BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our Investment and Corporate Banking and Global Markets division, provides a full suite of financial products and services to North American and international clients.

Our Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. These measures establish a range of performance objectives over time. We aim to deliver top-tier total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities. We consider top-tier returns to be top-quartile shareholder returns, relative to our Canadian and North American peer groups.

BMO’s business planning process is rigorous, sets ambitious goals and considers the prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.

Our medium-term financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of 15% or more, generate average annual net operating leverage of 2% or more and maintain capital ratios that exceed regulatory requirements. These objectives are guideposts as we execute against our strategic priorities. In managing our operations and risk, we recognize that current profitability and the ability to meet these objectives in a single period must be balanced with the need to invest in our businesses for their future long-term health and growth prospects.

Our one-year adjusted EPS growth rate in 2019 was 4.9%, and has averaged 7.9% over the past three years, in line with our target range of 7% to 10%. Adjusted net operating leverage in 2019 was 0.8%, in part reflecting a severance expense in BMO Capital Markets. Adjusted net operating leverage was positive in each of the past three years. Our one-year adjusted ROE was 13.7%, down from 14.6% in 2018, and has averaged 14% over the past three years. In an environment of continued low interest rates and with expectations for increased capital requirements, a ROE of 15% will be challenging to meet in the near term, although we believe it to be an appropriate objective as we continue to enhance the efficiency and profitability of our business. We are well-capitalized with a Common Equity Tier 1 Ratio of 11.4%.

Key Performance Data

As at and for the periods ended October 31, 2019	1-year	5-year*	10-year*
Average annual total shareholder return	3.2	7.8	11.6
Average growth in annual EPS	6.0	6.3	11.9
Average growth in annual adjusted EPS	4.9	7.4	9.0
Average annual ROE	12.6	12.7	13.8
Average annual adjusted ROE	13.7	13.7	14.4
Compound growth in annual dividends declared per share	7.4	5.7	3.8
Dividend yield**	4.2	4.0	4.2
Price-to-earnings multiple**	11.3	11.9	11.9
Market value/book value ratio**	1.36	1.45	1.53
Common Equity Tier 1 Ratio	11.4	na	na
*	5-year and 10-year growth rates reflect growth based on CGAAP in 2009 and IFRS in 2014 and 2019, respectively.
**	1-year measure as at October 31, 2019; 5-year and 10-year measures are the average of year-end values.

na – not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

The Our Financial Objectives section above and the Economic Developments and Outlook and Enterprise-Wide Strategy sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements on page 14 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 202nd Annual Report 2019	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

(Canadian $ in millions, except as noted)	2019	2018	2017

Summary Income Statement
Net interest income (1)	12,888	11,438	11,275
Non-interest revenue (1)(2)	12,595	11,467	10,832
Revenue (2)	25,483	22,905	22,107
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	2,709	1,352	1,538
Revenue, net of CCPB	22,774	21,553	20,569
Provision for (recovery of) credit losses on impaired loans (3)	751	700	na
Provision for (recovery of) credit losses on performing loans (3)	121	(38)	na
Total provision for credit losses (3)	872	662	746
Non-interest expense (2)	14,630	13,477	13,192
Provision for income taxes (4)	1,514	1,961	1,292
Net income	5,758	5,453	5,339
Attributable to bank shareholders	5,758	5,453	5,337
Attributable to non-controlling interest in subsidiaries	–	–	2
Adjusted net income	6,249	5,982	5,497

Common Share Data ($, except as noted)
Earnings per share	8.66	8.17	7.90
Adjusted earnings per share	9.43	8.99	8.15
Earnings per share growth (%)	6.0	3.3	14.3
Adjusted earnings per share growth (%)	4.9	10.3	8.3
Dividends declared per share	4.06	3.78	3.56
Book value per share	71.54	64.73	61.91
Closing share price	97.50	98.43	98.83
Number of common shares outstanding (in millions)
End of period	639.2	639.3	647.8
Average diluted	640.4	644.9	652.0
Total market value of common shares ($ billions)	62.3	62.9	64.0
Dividend yield (%)	4.2	3.8	3.6
Dividend payout ratio (%)	46.8	46.1	44.9
Adjusted dividend payout ratio (%)	43.0	41.9	43.5

Financial Measures and Ratios (%)
Return on equity	12.6	13.3	13.2
Adjusted return on equity	13.7	14.6	13.6
Return on tangible common equity	15.1	16.2	16.3
Adjusted return on tangible common equity	16.1	17.5	16.4
Net income growth	5.6	2.1	15.3
Adjusted net income growth	4.5	8.8	9.5
Revenue growth	11.3	3.6	5.5
Revenue growth, net of CCPB	5.7	4.8	5.9
Non-interest expense growth	8.6	2.2	2.1
Adjusted non-interest expense growth	5.0	3.5	3.5
Efficiency ratio, net of CCPB	64.2	62.5	64.1
Adjusted efficiency ratio, net of CCPB	61.4	61.9	62.7
Operating leverage, net of CCPB	(2.9)	2.6	3.8
Adjusted operating leverage, net of CCPB	0.8	1.3	2.0
Net interest margin on average earning assets	1.70	1.67	1.74
Effective tax rate (4)	20.8	26.5	19.5
Adjusted effective tax rate	21.1	20.7	19.8
Total PCL-to-average net loans and acceptances (annualized)	0.20	0.17	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.17	0.18	0.22

Balance Sheet (as at $ millions, except as noted)
Assets	852,195	773,293	709,604
Gross loans and acceptances	451,537	404,215	376,886
Net loans and acceptances	449,687	402,576	375,053
Deposits	568,143	520,928	479,792
Common shareholders’ equity	45,728	41,381	40,105
Cash and securities-to-total assets ratio (%)	28.9	29.9	28.5

Capital Ratios (%)
Common Equity Tier 1 Ratio	11.4	11.3	11.4
Tier 1 Capital Ratio	13.0	12.9	13.0
Total Capital Ratio	15.2	15.2	15.1
Leverage Ratio	4.3	4.2	4.4

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3165	1.3169	1.2895
Average Canadian/U.S. dollar	1.3290	1.2878	1.3071
(1)

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current year’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(3)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in prior periods includes both specific and collective provisions.

(4)

Fiscal 2018 reported net income included a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

na – not applicable

16	BMO Financial Group 202nd Annual Report 2019

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Refer to the Foreign Exchange section on page 23 for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

(Canadian $ in millions, except as noted)	2019	2018	2017

Reported Results
Revenue	25,483	22,905	22,107
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(2,709)	(1,352)	(1,538)
Revenue, net of CCPB	22,774	21,553	20,569
Provision for credit losses	(872)	(662)	(746)
Non-interest expense	(14,630)	(13,477)	(13,192)
Income before income taxes	7,272	7,414	6,631
Provision for income taxes	(1,514)	(1,961)	(1,292)
Net Income	5,758	5,453	5,339
Diluted EPS ($)	8.66	8.17	7.90

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(13)	(34)	(87)
Amortization of acquisition-related intangible assets (3)	(128)	(116)	(149)
Restructuring costs (4)	(484)	(260)	(59)
Reinsurance adjustment (5)	(25)	–	–
Decrease in the collective allowance for credit losses (6)	–	–	76
Benefit from the remeasurement of an employee benefit liability (7)	–	277	–
Adjusting items included in reported pre-tax income	(650)	(133)	(219)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(10)	(25)	(55)
Amortization of acquisition-related intangible assets (3)	(99)	(90)	(116)
Restructuring costs (4)	(357)	(192)	(41)
Reinsurance adjustment (5)	(25)	–	–
Decrease in the collective allowance for credit losses (6)	–	–	54
Benefit from the remeasurement of an employee benefit liability (7)	–	203	–
U.S. net deferred tax asset revaluation (8)	–	(425)	–
Adjusting items included in reported net income after tax	(491)	(529)	(158)
Impact on diluted EPS ($)	(0.77)	(0.82)	(0.25)

Adjusted Results
Revenue	25,483	22,905	22,107
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(2,684)	(1,352)	(1,538)
Revenue, net of CCPB	22,799	21,553	20,569
Provision for credit losses	(872)	(662)	(822)
Non-interest expense	(14,005)	(13,344)	(12,897)
Income before income taxes	7,922	7,547	6,850
Provision for income taxes	(1,673)	(1,565)	(1,353)
Net Income	6,249	5,982	5,497
Diluted EPS ($)	9.43	8.99	8.15
(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups, and the reinsurance adjustment, which is included in BMO Wealth Management.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 33, 36, 40, 44 and 48.
(4)

Fiscal 2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. The restructuring charges in 2018 and 2017 were a result of similar bank-wide programs. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Fiscal 2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in claims, commissions and changes in policy benefit liabilities for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in BMO Wealth Management.

(6)	Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for credit losses in 2017.
(7)

Fiscal 2018 reported net income included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in non-interest expense in Corporate Services.

(8)

Fiscal 2018 reported net income included a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy. For more information, refer to page 111.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group 202nd Annual Report 2019	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments and Outlook

Economic Developments in 2019 and Outlook for 2020

Growth in the Canadian economy moderated in 2019 in response to earlier increases in interest rates, reductions in oil output and weakness in global economic activity. Despite robust employment gains, consumer spending has remained subdued due to elevated levels of household indebtedness. Business investment weakened in the face of rising uncertainty related to global trade policies, including the delayed ratification of the United States-Mexico-Canada Agreement. Despite the relatively low value of the Canadian dollar, exports weakened due to a slowdown in global demand. However, after weakening in response to stricter mortgage rules in 2018, housing market activity strengthened as a result of lower mortgage rates and population growth driven by immigration. After raising rates moderately since mid-2017, the Bank of Canada has held interest rates steady at still-low levels since October 2018 to support the economy, and it is expected to keep rates stable in 2020. Low interest rates and some encouragement from fiscal stimulus measures announced during the 2019 federal election campaign should support an improvement in real GDP growth, which is expected to rise to 1.8% in 2020 from an estimated rate of 1.7% in 2019. Sales volumes and prices in the housing market are expected to continue to rise moderately, supported by low borrowing costs and the First-Time Home Buyer Incentive. The unemployment rate is expected to stay near the current four-decade low of 5.5%. The Canadian dollar will likely remain close to recent low levels, around US$0.76 in the year ahead, due to the continuing trade deficit. Industry-wide consumer credit is anticipated to grow by 3.0% in 2020, while residential mortgage demand is projected to rise by 3.6%. Non-financial business loan growth is expected to slow to 5.1% in 2020 from an estimated rate of 10.0% in 2019, reflecting weaker business investment.

U.S. real GDP growth slowed to an estimated 2.3% in 2019 from 2.9% in 2018, as a result of less supportive fiscal policies and the adverse effects of trade protectionism on business investment. Exports weakened in the face of retaliatory tariffs, a strong U.S. dollar and a slowdown in global demand. However, lower mortgage rates have led to an upturn in the housing market, while steady growth in personal income, record household wealth and low debt servicing costs have supported consumer spending. Recent interest rate reductions by the Federal Reserve and a planned increase in federal spending should support steadier growth in real GDP of 1.8% in 2020. With the economy likely to grow at a rate close to its long-run potential, unemployment should remain near recent half-century lows. Growth in industry-wide consumer credit is expected to remain moderate at 3.3% in 2020, while recent declines in interest rates should encourage some improvement in residential mortgage demand growth, which is expected to rise to 4.0%. Restrained business investment is projected to result in industry-wide business credit growth moderating to 4.2% in 2020 following very strong gains in the previous two years.

The average rate of economic expansion in the eight states in which BMO has both personal and commercial banking businesses (Illinois, Wisconsin, Missouri, Kansas, Indiana, Minnesota, Florida and Arizona) is expected to moderate from an estimated rate of 2.5% in 2019 to 2.0% in 2020 in response to slower population growth in the U.S. Midwest region, trade-related declines in manufacturing output and continued budgetary constraints in Illinois. We consider this rate of growth to be acceptable, given the record duration of the economic expansion.

The major risks affecting the North American economic outlook relate to a further escalation in trade disputes, in particular between the United States and China and possibly between the United States and the European Union. Although trade tariffs have slowed economic growth only moderately, new protectionist measures could send the unemployment rate higher. Heightened political uncertainty related to the presidential impeachment inquiry, as well as rising geopolitical tensions, notably between the United States and Iran, could also destabilize global financial markets and weaken the U.S. economy. Uncertainty related to the United Kingdom’s exit from the European Union is not expected to have a material adverse impact on the North American economy.

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

18	BMO Financial Group 202nd Annual Report 2019

Data points are averages for the month, quarter or year, as appropriate, except for interest rates, which are for the period-end. References to years are calendar years.

BMO Financial Group 202nd Annual Report 2019	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Purpose: Boldly Grow the Good in business and life

Our Strategic Priorities

•	Drive leading growth in priority areas by earning customer loyalty

•	Simplify, speed up, and improve productivity

•	Harness the power of digital and data to grow

•	Be leaders in taking and managing prudent risk, consistent with our overall risk appetite

•	Activate a high-performance culture

Our operating group strategies are outlined in the 2019 Operating Groups Performance Review, which starts on page 32.

Our Values

Integrity

Do what’s right

Empathy

Put others first

Diversity

Learn from difference

Responsibility

Make tomorrow better

Our Sustainability Principles

BMO is dedicated to pursuing growth in a responsible and sustainable manner. Our sustainability principles stand alongside our strategic priorities – a demonstration of the inextricable connection between financial performance and corporate responsibility. Our success as a business depends on meeting our commitments to our community and our planet, our employees and our customers. All of these intersect at the source of sustainable growth.

Social Change

Help people adapt and thrive by embracing diversity and tailoring our products and services to meet changing expectations

Financial Resilience

Work with our customers to achieve their goals, and provide guidance and support to underserved communities

Community-Building

Foster social and economic well-being in the places where we live, work and give back

Environmental Impact

Reduce our environmental footprint while considering the impacts of our business

20	BMO Financial Group 202nd Annual Report 2019

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, and confirms that our strategic priorities drive value creation for our shareholders. Our one-year TSR was 3.2%, relatively unchanged from the prior year. Our three-year and five-year average annual TSR of 8.6% and 7.8%, respectively, outperformed the overall market in Canada.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2015 would have been worth $1,454 as at October 31, 2019, assuming reinvestment of dividends, for a total return of 45.4%.

On December 3, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, an increase of $0.03 per share or 3% from the prior quarter and up $0.06 per share or 6% from a year ago. The dividend is payable on February 26, 2020, to shareholders of record on February 3, 2020. We have increased our quarterly dividend declared four times and 14% over the past two years from $0.93 per common share for the first quarter of 2018. Dividends paid over a five-year period have increased at an average annual compound rate of approximately 6%.

The average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Total Shareholder Return

For the year ended October 31	2019	2018	2017	2016	2015	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	97.50	98.43	98.83	85.36	76.04	4.5	3.6
Dividends paid ($ per share)	3.99	3.72	3.52	3.36	3.20	5.9	5.6
Dividend yield (%)	4.2	3.8	3.6	4.0	4.3	nm	nm
Increase (decrease) in share price (%)	(0.9)	(0.4)	15.8	12.3	(7.0)	nm	nm
Total annual shareholder return (%) (2)	3.2	3.3	20.2	17.0	(3.0)	8.6	7.8
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

nm – not meaningful

Earnings per Share Growth

The year-over-year percentage changes in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless otherwise indicated.

EPS was $8.66, up $0.49 or 6% from $8.17 in 2018. Adjusted EPS was $9.43, up $0.44 or 5% from $8.99 in 2018. EPS growth primarily reflected increased earnings. Reported net income available to common shareholders was 5% higher year-over-year, while the average number of diluted common shares outstanding decreased by 1%, primarily due to share buybacks.

Earnings per share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 on page 197 of the consolidated financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

Reported return on equity (ROE) was 12.6% in 2019 and adjusted ROE was 13.7%, compared with 13.3% and 14.6%, respectively, in 2018. Reported and adjusted ROE decreased in 2019, primarily due to growth in common equity exceeding growth in net income. There was an increase of $278 million or 5% in net income available to common shareholders and an increase of $240 million or 4% in adjusted net income available to common shareholders in 2019. Average common shareholders’ equity increased $4.4 billion or 11% from 2018, primarily due to growth in retained earnings and accumulated other comprehensive income. The reported return on tangible common equity (ROTCE) was 15.1%, compared with 16.2% in 2018, and adjusted ROTCE was 16.1%, compared with 17.5% in 2018. Book value per share increased 11% from the prior year to $71.54, largely reflecting the increase in shareholders’ equity.

Return on common shareholders’ equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders adjusted for the amortization of acquisition-related intangible assets as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than net income. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted) For the year ended October 31	2019	2018	2017
Reported net income	5,758	5,453	5,339
Attributable to non-controlling interest in subsidiaries	–	–	(2)
Preferred dividends	(211)	(184)	(184)
Net income available to common shareholders (A)	5,547	5,269	5,153
After-tax amortization of acquisition-related intangible assets	99	90	116
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	5,646	5,359	5,269
After-tax impact of other adjusting items (1)	392	439	42
Adjusted net income available to common shareholders (C)	6,038	5,798	5,311
Average common shareholders’ equity (D)	44,170	39,754	38,962
Return on equity (%) (= A/D)	12.6	13.3	13.2
Adjusted return on equity (%) (= C/D)	13.7	14.6	13.6
Average tangible common equity (E)	37,456	33,125	32,303
Return on tangible common equity (%) (= B/E)	15.1	16.2	16.3
Adjusted return on tangible common equity (%) (= C/E)	16.1	17.5	16.4

(1)

Other adjusting items included the reinsurance adjustment in 2019, a charge related to the revaluation of our U.S. net deferred tax asset and a benefit from the remeasurement of an employee benefit liability in 2018, and a decrease in the collective allowance in 2017. All periods also include restructuring and acquisition integration costs.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Common Equity Tier 1 Ratio

BMO’s Common Equity Tier 1 (CET1) Ratio reflects a well-capitalized position relative to the risk in our business. Our CET1 Ratio was 11.4% as at October 31, 2019, compared with 11.3% as at October 31, 2018. The CET1 Ratio increased from the end of fiscal 2018, as higher CET1 capital, primarily from retained earnings growth, more than offset higher risk-weighted assets, which were driven by business growth.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 capital, which is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, and certain deferred tax assets and other items, divided by risk-weighted assets for CET1.

22	BMO Financial Group 202nd Annual Report 2019

2019 Financial Performance Review

This section provides a review of our enterprise financial performance for 2019 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 137. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2018 begins on page 55.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars increased relative to 2018 due to the stronger U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in the exchange rate will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (recoveries of) credit losses arise. If future results are consistent with results in 2019, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of our U.S. segment net income before income taxes for the year by $16 million, in the absence of hedging transactions.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during 2019, 2018 and 2017. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 59 for a discussion of the impact that changes in foreign exchange rates can have on our capital position.

Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations. Each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the translation of our investment in foreign operations by $159 million.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2019 vs. 2018	2018 vs. 2017
Canadian/U.S. dollar exchange rate (average)
2019	1.3290
2018	1.2878	1.2878
2017		1.3071

Effects on U.S. segment reported results
Increased (decreased) net interest income	140	(62)
Increased (decreased) non-interest revenue	94	(48)
Increased (decreased) revenue	234	(110)
Decreased (increased) provision for credit losses	(7)	2
Decreased (increased) expenses	(165)	77
Decreased (increased) income taxes (1)	(35)	28
Increased (decreased) reported net income (1)	27	(3)

Effects on U.S. segment adjusted results
Increased (decreased) net interest income	140	(62)
Increased (decreased) non-interest revenue	94	(48)
Increased (decreased) revenue	234	(110)
Decreased (increased) provision for credit losses	(7)	2
Decreased (increased) expenses	(160)	75
Decreased (increased) income taxes (1)	(14)	6
Increased (decreased) adjusted net income (1)	53	(27)

(1)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. Results reflect the impact of the foreign exchange revaluation of the tax charge. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 202nd Annual Report 2019	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Income

Reported net income was $5,758 million in 2019, an increase of $305 million or 6% from the prior year. Adjusted net income was $6,249 million, an increase of $267 million or 4%, and also 4% excluding the impact of the stronger U.S. dollar. Adjusted net income in the current and prior year excludes restructuring charges, amortization of acquisition-related intangible assets and acquisition-related costs. The current year excludes the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. Adjusted net income in the prior year also excludes a one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform and a benefit from the remeasurement of an employee benefit liability. For more information, refer to the Non-GAAP Measures table on page 17.

Reported and adjusted net income growth largely reflects good performance in our P&C businesses and an increase in Corporate Services, partially offset by a decrease in BMO Capital Markets. Reported net income in BMO Wealth Management decreased, while adjusted net income increased.

Canadian P&C reported net income of $2,626 million and adjusted net income of $2,628 million, which excludes the amortization of acquisition-related intangible assets, both increased $77 million, or 3% from the prior year, due to higher revenue, partially offset by higher expenses and higher provision for credit losses. The prior year included a gain related to the restructuring of Interac Corporation.

U.S. P&C reported net income of $1,611 million increased $217 million or 16%, and adjusted net income of $1,654 million increased $215 million or 15% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. On a U.S. dollar basis, reported net income of $1,212 million increased $130 million or 12%, and adjusted net income of $1,244 million increased $127 million or 11% from the prior year, primarily due to good revenue performance and lower provision for credit losses, partially offset by higher expenses.

BMO Wealth Management reported net income was $1,060 million, compared with $1,072 million in the prior year. Adjusted net income, which excludes the fourth-quarter reinsurance adjustment and the amortization of acquisition-related intangible assets, was $1,122 million, an increase of $9 million or 1% from the prior year. Traditional Wealth reported net income was $862 million, an increase of $57 million or 7% from the prior year, and adjusted net income was $899 million, an increase of $53 million or 6%, primarily due to higher deposit and loan revenue. Insurance reported net income was $198 million, compared with $267 million in the prior year, and adjusted net income was $223 million, compared with $267 million, primarily due to lower reinsurance revenue.

BMO Capital Markets reported net income was $1,086 million, compared with $1,156 million in the prior year, and adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $1,113 million, compared with $1,169 million. Higher revenue was more than offset by higher expenses, including a severance expense in the second quarter of 2019, and higher provisions for credit losses.

Corporate Services reported net loss was $625 million, compared with a reported net loss of $718 million in the prior year. Adjusted net loss was $268 million, compared with an adjusted net loss of $290 million in the prior year. Adjusted results in both the current and prior year exclude restructuring charges. The prior year also excludes a one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset, a benefit from the remeasurement of an employee benefit liability and acquisition integration costs. The adjusted net loss improved, primarily due to lower expenses, while revenue excluding the taxable equivalent basis (teb) adjustment was relatively unchanged. Reported results increased, primarily due to the impact of the adjusting items noted above.

Further discussion is provided in the 2019 Operating Groups Performance Review section on pages 32 to 51.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

24	BMO Financial Group 202nd Annual Report 2019

Revenue (1)

Reported revenue of $25,483 million increased $2,578 million or 11% from the prior year, or 10% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $22,774 million, an increase of $1,221 million or 6%, or 5% excluding the impact of the stronger U.S. dollar, driven by good performance in our P&C businesses and BMO Capital Markets, including the impact of the acquisition of KGS-Alpha. BMO Wealth Management and Corporate Services revenue also increased.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a teb at the operating group level. The teb adjustments for 2019 totalled $296 million, a decrease from $313 million in 2018.

Canadian P&C revenue increased $396 million or 5% from the prior year, reflecting higher balances across most products, increased non-interest revenue and higher margins. The prior year included a gain related to the restructuring of Interac Corporation.

U.S. P&C revenue increased $441 million or 9% from the prior year on a Canadian dollar basis. On a U.S. dollar basis, revenue of $4,049 million increased $215 million or 6%, primarily reflecting higher balances across most products and increased non-interest revenue, partially offset by a lower net interest margin.

BMO Wealth Management revenue, net of reported CCPB, was $4,953 million, relatively unchanged from the prior year. Revenue, net of adjusted CCPB, was $4,978 million, an increase of $29 million or 1%. Revenue in Traditional Wealth was $4,555 million, an increase of $85 million or 2%, primarily due to higher deposit and loan revenue and the impact of a legal provision in the prior year, partially offset by lower fee-based revenue, including lower performance fees from our asset management business. Insurance revenue, net of reported CCPB, was $398 million, compared with $479 million in the prior year, primarily due to lower reinsurance revenue. Insurance revenue, net of adjusted CCPB, which excludes the reinsurance adjustment, was $423 million, compared with $479 million in the prior year.

BMO Capital Markets revenue increased $371 million or 9% from the prior year, or 7% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased, primarily due to higher corporate banking-related revenue and underwriting and advisory revenue. Global Markets revenue increased, primarily due to higher interest rate trading revenue, including the significant contribution from the acquisition of KGS-Alpha, and higher commodities trading revenue, partially offset by lower equity trading revenue.

Corporate Services revenue increased $9 million from the prior year.

Further discussion is provided in the 2019 Operating Groups Performance Review section on pages 32 to 51.

(1)

Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equities markets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities. The discussion of revenue on a net basis reduces this variability in results, which allows for a better discussion of operating results. For additional discussion of insurance claims, commissions and changes in policy benefit liabilities, refer to page 28.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. This adjustment is offset in Corporate Services.

Revenue

(Canadian $ in millions, except as noted) For the year ended October 31	2019	2018	2017	Change from 2018 (%)
Net interest income	12,888	11,438	11,275	13
Non-interest revenue	12,595	11,467	10,832	10
Total revenue	25,483	22,905	22,107	11
Total revenue, net of CCPB	22,774	21,553	20,569	6
Total revenue, net of adjusted CCPB	22,799	21,553	20,569	6

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Net Interest Income

Net interest income was $12,888 million, an increase of $1,450 million or 13%, or 11% excluding the impact of the stronger U.S. dollar.

On a basis that excludes trading revenue, net interest income was $11,665 million, an increase of $943 million or 9%, or 8% excluding the impact of the stronger U.S. dollar, largely due to higher loan and deposit balances, partially offset by a lower net interest margin.

Average earning assets were $758.9 billion, an increase of $75.9 billion or 11%, or 10% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities, and higher securities borrowed or purchased under resale agreements.

BMO’s overall net interest margin increased 3 basis points, primarily due to higher net interest income from trading activities and a higher margin in Canadian P&C, partially offset by a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank. On a basis that excludes trading revenue, BMO’s net interest margin decreased 4 basis points, primarily due to a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, partially offset by a higher margin in Canadian P&C and a positive contribution from growth in U.S. P&C.

Table 3 on page 118 provides further details on net interest income and net interest margin.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Net non-interest revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb)			Average earning assets			Net interest margin
(Canadian $ in millions, except as noted) For the year ended October 31			Change			Change	(in basis points)
	2019	2018	%	2019	2018	%	2019	2018	Change
Canadian P&C	5,878	5,541	6	222,513	212,965	4	264	260	4
U.S. P&C	4,218	3,843	10	119,640	103,394	16	353	372	(19)
Personal and Commercial Banking (P&C)	10,096	9,384	8	342,153	316,359	8	295	297	(2)
All other operating groups and Corporate Services	2,792	2,054	36	416,710	366,586	14	67	56	11

Total BMO reported	12,888	11,438	13	758,863	682,945	11	170	167	3

U.S. P&C (US$ in millions)	3,174	2,983	6	90,035	80,255	12	353	372	(19)

(1)

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior years and related ratios have been reclassified to conform with the current year’s presentation.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $12,595 million, an increase of $1,128 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. Non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), was $9,886 million, compared with $10,115 million in the prior year.

Non-interest revenue, net of CCPB, decreased, as higher lending fee revenue, deposit and payment service revenue and underwriting and advisory fee revenue were more than offset by lower trading and mutual fund revenue, as well as lower revenue from foreign exchange, other than trading, and investments in associates and joint ventures. Trading revenue is discussed in the Trading-Related Revenue section that follows. On a basis that excludes trading revenue, non-interest revenue, net of CCPB, increased $178 million or 2%.

Gross insurance revenue increased from the prior year, primarily due to decreases in long-term interest rates that increased the fair value of insurance investments in the current year, compared with increases in long-term interest rates that decreased the fair value of insurance investments in the prior year, the impact of stronger equity markets and business growth. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in the fair value of policy benefit liabilities, which is reflected in CCPB, as discussed on page 28.

We generally focus on analyzing revenue net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Table 3 on page 118 provides further details on revenue and revenue growth.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

26	BMO Financial Group 202nd Annual Report 2019

Non-Interest Revenue

(Canadian $ in millions)				Change from 2018
For the year ended October 31	2019	2018	2017	(%)
Securities commissions and fees	1,023	1,025	964	–
Deposit and payment service charges	1,204	1,134	1,109	6
Trading revenue	298	705	84	(58)
Lending fees	1,181	997	917	18
Card fees	437	428	329	2
Investment management and custodial fees	1,747	1,749	1,627	–
Mutual fund revenue	1,419	1,473	1,411	(4)
Underwriting and advisory fees	986	943	1,044	5
Securities gains, other than trading	249	239	171	4
Foreign exchange, other than trading	166	182	191	(9)
Insurance revenue	3,183	1,879	2,070	69
Investments in associates and joint ventures	151	167	386	(10)
Other	551	546	529	1
Total reported	12,595	11,467	10,832	10
Reported, net of CCPB	9,886	10,115	9,294	(2)
Insurance revenue, net of CCPB	474	527	532	(10)
Insurance revenue, net of adjusted CCPB	499	527	532	(5)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Trading-Related Revenue

Trading-related revenue is dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest, and market conditions. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of its net positions. On a limited basis, BMO also earns revenue from principal trading positions.

Interest and non-interest trading-related revenue on a taxable equivalent basis (teb) increased $97 million or 6% to $1,778 million. Interest rate trading-related revenue increased $263 million or 60%, primarily due to a significant contribution from the acquisition of KGS-Alpha and a fair value gain. Foreign exchange trading-related revenue increased $24 million or 6%, driven by increased client activity. Equities trading-related revenue decreased $183 million or 26%, largely due to lower activity with corporate clients and a fair value loss. Commodities trading-related revenue increased $82 million or 130%, due to increased client hedging activity and an expansion of the business. Other trading-related revenue decreased $89 million or 94%, primarily due to fair value gains associated with hedging exposures on our structural balance sheet in the prior year.

The Market Risk section on page 86 provides more information on trading-related revenue.

Trading-related revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest and Non-Interest Trading-Related Revenue (1) (2)

(Canadian $ in millions) (taxable equivalent basis)				Change from 2018
For the year ended October 31	2019	2018	2017	(%)
Interest rates	700	437	480	60
Foreign exchange	401	377	369	6
Equities	526	709	727	(26)
Commodities	145	63	84	+100
Other	6	95	39	(94)
Total (teb)	1,778	1,681	1,699	6
Teb offset	257	260	488	(1)
Reported total	1,521	1,421	1,211	7
Reported as:
Net interest income	1,480	976	1,615	52
Non-interest revenue – trading revenue	298	705	84	(58)
Total (teb)	1,778	1,681	1,699	6
Teb offset	257	260	488	(1)
Reported total, net of teb offset	1,521	1,421	1,211	7

(1)	Trading-related revenue is presented on a taxable equivalent basis.
(2)

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior years and related ratios have been reclassified to conform with the current year’s presentation.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $2,709 million in 2019, an increase of $1,357 million from the prior year, and adjusted CCPB, which excludes the net impact of major reinsurance claims that were incurred after our announced decision to wind down our reinsurance business, was $2,684 million, an increase of $1,332 million. CCPB increased due to the impact of decreases in long-term interest rates that increased the fair value of policy benefit liabilities in the current year, compared with increases in long-term interest rates that decreased the fair value of policy benefit liabilities in the prior year, underlying business growth and stronger equity markets, which increase the fair value of policy benefit liabilities. The increase related to the fair value of policy benefit liabilities was largely offset in revenue, as discussed on page 26.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

28	BMO Financial Group 202nd Annual Report 2019

Provision for Credit Losses

The total provision for credit losses (PCL) was $872 million, compared with $662 million in 2018. Total PCL as a percentage of average net loans and acceptances was 20 basis points in 2019, compared with 17 basis points in the prior year. The provision for credit losses on impaired loans was $751 million, compared with $700 million in the prior year, reflecting higher provisions in Canadian P&C, BMO Capital Markets and Corporate Services, partially offset by lower provisions in U.S. P&C, which had higher recoveries compared with the prior year. Total PCL on impaired loans as a percentage of average net loans and acceptances was 17 basis points in 2019, compared with 18 basis points in the prior year. There was a $121 million provision for credit losses on performing loans in the current year, with the increase primarily driven by balance growth and changes to our scenario weights. In the prior year, there was a $38 million recovery of credit losses on performing loans. A provision was recorded for performing loans in the current year, compared with a recovery in the prior year, reflecting higher loan growth in the current year, as well as higher provisions resulting from portfolio migration and changes in the economic outlook and scenario weights during 2019.

Total PCL in Canadian P&C increased $138 million to $607 million, due to higher consumer and commercial provisions on impaired loans, as well as an increase in PCL on performing loans. Total PCL in U.S. P&C was $197 million, a decrease of $23 million from the prior year, largely due to higher consumer and commercial recoveries on impaired loans, partially offset by an increase in PCL on performing loans. BMO Capital Markets PCL was $80 million, compared with net recoveries of $18 million in the prior year, reflecting increases in PCL on both impaired loans and performing loans. Corporate Services recoveries of credit losses was $12 million, compared with $15 million in the prior year.

On a geographic basis, the majority of our provisions relate to our Canadian loan portfolio, reflecting the larger size of this portfolio, compared with our loan portfolios in the United States and other countries. Total PCL in Canada was $564 million, compared with $443 million in 2018. Total PCL in the United States was $300 million, up from $238 million in 2018. Total PCL in other countries was $8 million, compared with a recovery of $19 million in the prior year. Note 4 on page 151 of the consolidated financial statements provides information on PCL on a geographic basis. Table 15 on page 128 provides further segmented PCL information.

Provision for Credit Losses by Operating Group (1)

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services (2)	Total Bank
2019
Provision for (recovery of) credit losses on impaired loans	544	160	704	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	100	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	804	–	80	(12)	872

2018
Provision for (recovery of) credit losses on impaired loans	466	258	724	6	(17)	(13)	700
Provision for (recovery of) credit losses on performing loans	3	(38)	(35)	–	(1)	(2)	(38)
Total provision for (recovery of) credit losses	469	220	689	6	(18)	(15)	662

2017
Total specific and collective provision for (recovery of) credit losses	483	289	772	8	44	(78)	746

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaces the collective provision under IAS 39. Prior periods have not been restated. The provision for credit losses in periods prior to 2018 is comprised of specific provisions for operating groups and includes both specific and collective provisions for Corporate Services.

(2)	Prior to 2018, the reduction in the collective provision for credit losses was recorded in Corporate Services.

Provision for Credit Losses Performance Ratios

	2019	2018	2017
Total PCL-to-average net loans and acceptances (annualized) (%)	0.20	0.17	0.20
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.17	0.18	0.22

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense

Non-interest expense was $14,630 million in 2019, an increase of $1,153 million or 9% from the prior year.

Adjusted non-interest expense in both years excludes restructuring costs, the amortization of acquisition-related intangible assets and acquisition integration costs. The prior year also excludes a $277 million benefit from the remeasurement of an employee benefit liability. Restructuring costs were $484 million in 2019 and $260 million in 2018, and related to bank-wide initiatives to improve efficiency. The amortization of acquisition-related intangible assets was $128 million and $116 million in 2019 and 2018, respectively. Acquisition integration costs were $13 million and $34 million in 2019 and 2018, respectively.

Adjusted non-interest expense was $14,005 million in 2019, an increase of $661 million or 5%, or 4% excluding the impact of the stronger U.S. dollar, largely reflecting higher employee-related costs, including severance expense in BMO Capital Markets in the second quarter of 2019 and the impact of the acquisition of KGS-Alpha, and higher technology costs, partially offset by lower other expenses. Reported non-interest expense was $14,630 million, an increase of $1,153 million or 9%, due to the drivers and adjusting items noted above.

The dollar and percentage changes in expense by category are outlined in the Non-Interest Expense and Adjusted Non-Interest Expense tables below. Table 4 on page 119 provides more detail on expenses and expense growth.

Performance-based compensation on a reported basis increased $100 million or 4%, or 3% excluding the impact of the stronger U.S. dollar, due in part to the impact of the acquisition of KGS-Alpha. On a reported basis, other employee compensation, which includes salaries, benefits and severance, increased $862 million or 17%, or 16% excluding the impact of the stronger U.S. dollar. On an adjusted basis, other employee compensation increased $365 million or 7%, or 6% excluding the impact of the stronger U.S. dollar. Severance expense and the impact of the KGS-Alpha acquisition, both recorded in BMO Capital Markets, accounted for approximately half of the year-over-year increase.

Premises and equipment costs on a reported basis increased $235 million or 9%, and on an adjusted basis increased $209 million or 8%, or 7% excluding the impact of the stronger U.S. dollar, primarily due to an increase in technology investments. Reported other expenses decreased $95 million or 3%, and adjusted other expenses decreased $51 million or 2%.

BMO’s reported efficiency ratio improved 140 basis points to 57.4%, and the adjusted efficiency ratio improved 330 basis points to 55.0% in 2019. On a net revenue basis(1), the reported efficiency ratio was 64.2%, compared with 62.5% a year ago, and the adjusted efficiency ratio improved 50 basis points to 61.4% in 2019.

On a net revenue basis (1), reported operating leverage was negative 2.9%, and adjusted operating leverage was positive 0.8%.

(1)  This ratio is calculated excluding insurance claims, commissions and changes in policy benefit liabilities (CCPB). For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section on page 28.

The efficiency ratio (or expense-to-revenue ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted revenue and adjusted non-interest expense.

Operating leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Non-Interest Expense

(Canadian $ in millions) For the year ended October 31	2019	2018	2017	Change from 2018 (%)
Performance-based compensation	2,610	2,510	2,386	4
Other employee compensation	5,813	4,951	5,082	17
Total employee compensation	8,423	7,461	7,468	13
Premises and equipment	2,988	2,753	2,491	9
Other	2,665	2,760	2,748	(3)
Amortization of intangible assets	554	503	485	10
Total non-interest expense	14,630	13,477	13,192	9

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted Non-Interest Expense (1)

(Canadian $ in millions) For the year ended October 31	2019	2018	2017	Change from 2018 (%)
Performance-based compensation	2,607	2,508	2,381	4
Other employee compensation	5,361	4,996	5,008	7
Total employee compensation	7,968	7,504	7,389	6
Premises and equipment	2,947	2,738	2,430	8
Other	2,664	2,715	2,742	(2)
Amortization of intangible assets	426	387	336	10
Total adjusted non-interest expense	14,005	13,344	12,897	5

(1)

Adjusted non-interest expense excludes restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, and a benefit from the remeasurement of an employee future benefit liability.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

30	BMO Financial Group 202nd Annual Report 2019

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries, as outlined in Note 22 on page 194 of the consolidated financial statements.

Management assesses BMO’s consolidated results and associated provision for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $1,514 million in 2019, compared with $1,961 million in 2018. The reported effective tax rate in 2019 was 20.8%, compared with 26.5% in 2018. The higher reported effective tax rate in the prior year was due to the $425 million charge related to the revaluation of our U.S. net deferred tax asset as a result of U.S. tax reform. The adjusted provision for income taxes(1) was $1,673 million in 2019, compared with $1,565 million in 2018. The adjusted effective tax rate in 2019 was 21.1%, compared with 20.7% in 2018.

BMO partially hedges, for accounting purposes, the foreign exchange risk arising from its foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on the foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of foreign operations has given rise to an income tax recovery in other comprehensive income of $4 million in the current year, compared with a recovery of $56 million in 2018. Refer to the Consolidated Statement of Changes in Equity on page 140 of the consolidated financial statements for further details.

Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact our earnings. Refer to the discussion in the Critical Accounting Estimates section on page 107 for additional details.

Table 4 on page 119 details the $2,334 million of total government levies and taxes incurred by BMO in 2019. Of this amount, $1,434 million was incurred in Canada, with $830 million recorded in our provision for income taxes, while the remaining $604 million was recorded in total government levies other than income taxes. The decrease from $2,715 million in 2018 was primarily due to a lower provision for income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than reported net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 Operating Groups Performance Review

Summary

This section includes an analysis of the financial results of our operating groups and descriptions of their operating segments, businesses, strategies, challenges, achievements and outlooks.

BMO Financial Group

Operating Groups	Personal and Commercial (P&C) Banking		BMO Wealth Management	BMO Capital Markets

Operating Segments	Canadian P&C	U.S. P&C

Lines of Business	• Personal Banking • Commercial Banking	• Personal Banking • Commercial Banking	• BMO Private Wealth • BMO InvestorLine • BMO Wealth Management U.S. • BMO Global Asset Management • BMO Insurance	• Investment and Corporate Banking • Global Markets*

Corporate Services, including Technology and Operations

*Previously known as Trading Products.

BMO’s business mix is well diversified by operating segment and by geography, comprising the key geographies and customer segments that are critical to our strategic plans for sustaining growth and delivering value to our shareholders.

Numbers may not add due to rounding.

*Percentages determined excluding results in Corporate Services.

32	BMO Financial Group 202nd Annual Report 2019

How BMO Reports Operating Group Results

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience. Results for prior periods are reclassified to conform with the current period’s presentation.

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

The bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), effective the first quarter of 2019, and we elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C			U.S. P&C			Total P&C
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Net interest income (teb)	5,878	5,541	5,261	4,218	3,843	3,551	10,096	9,384	8,812
Non-interest revenue (1)	2,128	2,069	2,079	1,162	1,096	1,005	3,290	3,165	3,084
Total revenue (teb) (1)	8,006	7,610	7,340	5,380	4,939	4,556	13,386	12,549	11,896
Provision for (recovery of) credit losses on impaired loans (2)	544	466	na	160	258	na	704	724	na
Provision for (recovery of) credit losses on performing loans (2)	63	3	na	37	(38)	na	100	(35)	na
Total provision for credit losses (2)	607	469	483	197	220	289	804	689	772
Non-interest expense (1)	3,854	3,710	3,534	3,139	2,968	2,891	6,993	6,678	6,425
Income before income taxes	3,545	3,431	3,323	2,044	1,751	1,376	5,589	5,182	4,699
Provision for income taxes (teb)	919	882	823	433	357	358	1,352	1,239	1,181
Reported net income	2,626	2,549	2,500	1,611	1,394	1,018	4,237	3,943	3,518
Amortization of acquisition-related intangible assets (3)	2	2	3	43	45	46	45	47	49
Adjusted net income	2,628	2,551	2,503	1,654	1,439	1,064	4,282	3,990	3,567
Key Performance Metrics and Drivers
Net income growth (%)	3.0	2.0	13.2	15.6	36.9	(3.0)	7.5	12.1	7.9
Adjusted net income growth (%)	3.0	2.0	13.1	15.0	35.1	(3.2)	7.3	11.9	7.7
Revenue growth (%)	5.2	3.7	6.4	8.9	8.4	(0.2)	6.7	5.5	3.8
Non-interest expense growth (%)	3.9	5.0	3.3	5.8	2.7	0.9	4.7	3.9	2.2
Adjusted non-interest expense growth (%)	3.9	5.0	3.3	5.9	2.9	1.0	4.8	4.0	2.3
Return on equity (%)	27.3	30.5	29.8	11.0	10.8	7.9	17.5	18.5	16.6
Adjusted return on equity (%)	27.3	30.6	29.8	11.3	11.1	8.3	17.7	18.8	16.8
Operating leverage (teb) (%)	1.3	(1.3)	3.1	3.1	5.7	(1.1)	2.0	1.6	1.6
Adjusted operating leverage (teb) (%)	1.3	(1.3)	3.1	3.0	5.5	(1.2)	1.9	1.5	1.5
Efficiency ratio (teb) (%)	48.1	48.7	48.2	58.3	60.1	63.4	52.2	53.2	54.0
Adjusted efficiency ratio (teb) (%)	48.1	48.7	48.1	57.3	58.9	62.0	51.8	52.7	53.5
Net interest margin on average earning assets (teb) (%)	2.64	2.60	2.53	3.53	3.72	3.68	2.95	2.97	2.90
Average common equity	9,545	8,222	8,268	14,418	12,692	12,581	23,963	20,914	20,849
Average earning assets	222,513	212,965	207,815	119,640	103,394	96,363	342,153	316,359	304,178
Average gross loans and acceptances	237,142	223,536	215,848	113,620	98,001	90,533	350,762	321,537	306,381
Average net loans and acceptances	236,253	222,673	215,667	112,904	97,346	90,572	349,157	320,019	306,239
Average deposits	175,125	159,483	152,492	106,733	90,738	85,927	281,858	250,221	238,419
Full-time equivalent employees	14,728	14,740	14,648	7,013	7,248	7,197	21,741	21,988	21,845

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in periods prior to 2018 is comprised of specific provisions.

(3)	Total P&C before tax amounts of $59 million in 2019, $61 million in 2018 and $66 million in 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income was $4,237 million, an increase of $294 million or 7% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $4,282 million, an increase of $292 million or 7%. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides financial products and services to eight million customers. We’re here to help our customers make the right financial decisions as they bank with us across our network of 900 branches, contact centres, digital banking platforms and over 3,300 automated teller machines. Our top-tier commercial franchise serves as an advisor and trusted partner to our clients across multiple industry sectors throughout Canada.

Lines of Business

Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, personal loans and everyday financial and investment advice. Our employees are focused on providing all of our customers with an exceptional experience every time they interact with us.

Commercial Banking serves businesses with a comprehensive suite of commercial products and services, including business deposit accounts, commercial credit cards, business loans and commercial mortgages, cash management solutions, foreign exchange services and specialized banking programs. Our commercial bankers partner with our customers to help them grow and manage their businesses.

Strategy and Key Priorities

2019 Priorities and Achievements

Key Priority: Continue our focus on customer loyalty and growth

Achievements

•  Gained market share in personal deposits, credit cards, commercial loans and commercial deposits

•  Achieved strong employee engagement survey results, above leading company benchmarks, demonstrating our employees’ ongoing commitment to deliver a leading customer experience

•  Ran effective campaigns in support of key offerings, ranging from home financing and credit cards to Everyday Banking, which helped to increase our new-to-BMO customer base and deepen existing relationships

•  Continued to grow our mix of advice-based roles, strengthening our ability to engage with customers on the financial issues that are important to them, whenever and however they choose to interact with us

•  Implemented a new measurement methodology, a customer insights platform and a disciplined customer callback program with robust training and coaching in order to understand and address customer concerns and continuously improve the customer experience

•  Upgraded 50 branches across Canada and opened three new branches – including a flagship branch in Laval, a new concept branch at Stackt Market in downtown Toronto, and a new Smart Branch in Cochrane, Alberta

•  Improved processes and increased efficiencies in our Business Banking Express platform, allowing our sales force to spend more time engaging directly with customers

•  Created a new Technology and Innovation Banking Group to help companies compete and grow in Canada’s burgeoning technology sector

•  Proud to be named Best Commercial Bank in Canada for the fifth consecutive year by World Finance Magazine at its 2019 Banking Awards, in recognition of our strong regional and industry focus, as well as our commitment to building customer relationships and providing innovative solutions

34	BMO Financial Group 202nd Annual Report 2019

Key Priority: Deliver a leading digital experience

Achievements

•  Expanded lending account opening capabilities with the roll-out of a new mobile digital line of credit application and mobile pre-approved mortgage application

•  Grew the total number of retail chequing, savings, credit card, home financing, loans and line of credit accounts acquired digitally by 6% in Canada

•  First financial institution in Canada to launch a full range of biometric authenticators via our mobile app for commercial banking customers. Recognized with the Aite Group 2019 Cash Management & Payments Innovation Award for Digital Channel Capabilities for reimagining the online commercial customer experience

•  Launched BMO InnoV8, a digital innovation program that fosters digital ideation and has generated two patent applications in its first year

•  Continued to improve the mobile experience, which resulted in a 13% increase in the number of active mobile users and recognition as a Strong Performer in The Forrester Banking WaveTM: Canadian Mobile Apps Q2 2019 report

•  Recognized with the Celent Model Bank 2019 Award for Innovation Enablement and nominated as a finalist for PwC Canada’s Vision to Reality Award

2020 Focus

•  Continue to improve customer loyalty by deepening primary relationships

•  In Personal Banking, deliver a leading customer experience by leveraging new digital channels and enhancing existing networks

•  In Commercial Banking, focus on maintaining our core strengths, while targeting opportunities for growth and diversification across high-value sectors and businesses

•  Continue to enhance the digital experience through sales and service transactions

•  Continue to build efficiencies in our business by streamlining operations, investing in digital capabilities and through cross-bank collaboration

BMO Financial Group 202nd Annual Report 2019	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian P&C

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2019	2018	2017
Net interest income	5,878	5,541	5,261
Non-interest revenue (1)	2,128	2,069	2,079
Total revenue (1)	8,006	7,610	7,340
Provision for (recovery of) credit losses on impaired loans (2)	544	466	na
Provision for (recovery of) credit losses on performing loans (2)	63	3	na
Total provision for credit losses (2)	607	469	483
Non-interest expense (1)	3,854	3,710	3,534
Income before income taxes	3,545	3,431	3,323
Provision for income taxes	919	882	823
Reported net income	2,626	2,549	2,500
Amortization of acquisition-related intangible assets (3)	2	2	3
Adjusted net income	2,628	2,551	2,503

Key Performance Metrics and Drivers
Personal revenue	4,998	4,921	4,625
Commercial revenue	3,008	2,689	2,715
Net income growth (%)	3.0	2.0	13.2
Revenue growth (%)	5.2	3.7	6.4
Non-interest expense growth (%)	3.9	5.0	3.3
Adjusted non-interest expense growth (%)	3.9	5.0	3.3
Return on equity (%)	27.3	30.5	29.8
Adjusted return on equity (%)	27.3	30.6	29.8
Operating leverage (%)	1.3	(1.3)	3.1
Adjusted operating leverage (%)	1.3	(1.3)	3.1
Efficiency ratio (%)	48.1	48.7	48.2
Net interest margin on average earning assets (%)	2.64	2.60	2.53
Average earning assets	222,513	212,965	207,815
Average gross loans and acceptances	237,142	223,536	215,848
Average net loans and acceptances	236,253	222,673	215,667
Average deposits	175,125	159,483	152,492
Full-time equivalent employees	14,728	14,740	14,648

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in periods prior to 2018 is comprised of specific provisions.

(3)	Before tax amounts of $2 million in each of 2019 and 2018, and $3 million in 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

36	BMO Financial Group 202nd Annual Report 2019

Financial Review

Canadian P&C reported net income was $2,626 million and adjusted net income was $2,628 million, an increase of $77 million or 3% from the prior year for both reported and adjusted net income. Adjusted net income excludes the amortization of acquisition-related intangible assets. Higher revenue was partially offset by higher expenses and higher provisions for credit losses.

Revenue was $8,006 million, an increase of $396 million or 5% from the prior year. In our personal banking business, revenue increased $77 million or 2%, due to higher balances across most products and higher margins, partially offset by lower non-interest revenue. The prior year included a $39 million gain related to the restructuring of Interac Corporation, which impacted personal banking revenue growth by 1%. In our commercial banking business, revenue increased $319 million or 12%, due to higher balances across most products, increased non-interest revenue and higher margins.

Net interest margin was 2.64%, an increase of 4 basis points, due to a favourable product mix and the benefit of higher rates.

The total provision for credit losses was $607 million, an increase of $138 million from the prior year. The provision for credit losses on impaired loans increased $78 million, due to higher consumer and commercial provisions in the current year. There was a $63 million provision for credit losses on performing loans in the current year, compared with a $3 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $3,854 million, an increase of $144 million or 4% from a year ago, largely reflecting continued investment in the business, including higher technology and sales force investments.

Average gross loans and acceptances increased $13.6 billion or 6% from a year ago to $237.1 billion. Total personal lending balances (excluding retail cards) increased $2.5 billion or 2% from the prior year, and included growth of 4% in proprietary mortgages and amortizing home equity line of credit loans. Commercial loan balances (excluding corporate cards) increased $10.7 billion or 15%, with good growth across a number of industry sectors.

Average deposits increased $15.6 billion or 10% to $175.1 billion. Personal deposit balances increased 10%. Commercial deposit balance growth was broad-based, with balances up 9% from the prior year.

Business Environment, Outlook and Challenges

The personal and commercial banking business in Canada is highly competitive in a rapidly changing environment. Traditional competitors continue to invest in innovative technologies that allow them to serve customers in new ways and focus more effectively on the customer experience.

Non-traditional competitors have continued to gain momentum and are deepening their connections with banks, in order to enhance their products and build customer relationships.

Growth in the Canadian economy slowed further in 2019, in part because high household debt levels restrained consumer spending, while business investment was impacted by trade-related uncertainties. Despite lower borrowing costs, growth in consumer loans, mortgages and credit cards is projected to be modest as a result of high debt levels. Business lending also faces downward pressure due to trade-related uncertainties and concerns over a potential economic slowdown. On the deposit side, growth in personal deposits is expected to rebound slightly given solid labour market conditions, while growth in personal term deposits is expected to decelerate from the strong growth recorded in 2019 given the lower interest rate environment. Growth in business deposits is projected to trend upwards.

We are committed to building out our commercial banking business by continuing to expand our advisory sales force and targeting commercial opportunities across geographic regions, market segments and industry sectors, especially in high-value sectors and businesses.

We continue to enhance our personal banking business by deepening primary customer relationships, while leveraging digital technologies to deliver an exceptional customer experience. We continue to position ourselves to thrive in a digital future by investing in new technologies and enhancing existing networks.

Technology will continue to play a leading role in delivering exceptional experiences for all our customers, while enhancing the efficiency of our operations.

The Canadian economic environment in 2019 and the outlook for 2020 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking

We serve more than two million customers by providing a banking experience with a human touch, while delivering a broad range of financial services. We serve our personal banking customers seamlessly across our extensive network of more than 560 branches, our dedicated contact centres, our digital banking platforms, and nationwide access to more than 40,000 automated teller machines. Our commercial bankers act as trusted advisors and partners for our commercial clients, delivering sector and industry expertise, local presence, and a full suite of commercial products and services.

Lines of Business

Personal Banking offers a variety of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and other banking services. Our goal in everything we do is to help our customers make real financial progress.

Commercial Banking provides clients with a broad range of products and services, including multiple financing options and treasury solutions, as well as risk management products. Our commercial bankers partner with our clients, anticipating their financial needs and sharing our expertise and knowledge to help them grow and manage their businesses.

Strategy and Key Priorities

2019 Priorities and Achievements

Key Priority: Deliver a great experience for our customers and employees

Achievements

•  Further improved customer loyalty in Personal Banking, as measured by Net Promoter Score, and continued to have best-in-class Net Promoter Score in Commercial Banking

•  Maintained robust customer growth, continuing to lead in total household account origination for retail deposits, and increasing growth in commercial net customer acquisition

•  Solidified our second-place ranking in deposit market share in our core Chicago and Wisconsin markets and our top-five ranking across our Midwest footprint

•  For an unprecedented tenth consecutive year, recognized by American Banker for our team of women leaders as the “Most Powerful Women in Banking and Finance”

•  Included in the Bloomberg Gender-Equality Index, which recognizes commitment to gender equality and inclusivity in the workplace, for the fourth consecutive year, and featured in Forbes Magazine as one of America’s Best Employers for Diversity in 2019, based on an independent survey of more than 50,000 U.S.-based employees

•  Recognized for the third consecutive year as a Best Place to Work for LGBTQ Equality by the Human Rights Campaign Foundation in its 2019 Corporate Equality Index

Key Priority: In Personal Banking, accelerate digitization and guidance delivery, drive deposit growth, and optimize our lending portfolio

Achievements

•  Launched a new mobile banking platform to better enable our customers to bank whenever and however they want

•  Delivered market-leading deposit growth, outpacing our peers, with our robust deposit product offering

•  Advanced digital customer acquisition, with account opening capabilities now covering all 50 states and with a majority of digital deposits originating outside of our physical footprint

•  Continued to enhance the customer and employee experience with a new digital home lending account application process, as well as through process simplification and centralization

•  Strengthened our lending portfolio with a continued focus on non-real estate assets, such as credit card loans and other unsecured lending

•  Invested in branch automation capabilities to allow a more proactive focus on customer conversations

38	BMO Financial Group 202nd Annual Report 2019

Key Priority: In Commercial Banking, accelerate growth in high-potential geographies, invest in national specialty businesses, and increase deposit capture and share of wallet

Achievements

•  Continued to expand our geographic footprint, opening our second office in North Texas and building out our team in Atlanta, with greater emphasis on going to market with BMO’s full suite of products, solutions, and capabilities to drive organic growth

•  Strengthened our presence in our core Illinois market by significantly expanding our middle-market team

•  Enhanced our national franchise with new specialty businesses, including the addition of asset-based retail and health care lending platforms

•  Delivered peer-leading deposit growth by launching new sales initiatives and further differentiating our product and service offering, such as our hybrid chequing account

•  Launched new digital capabilities, including the Online Banking for Business mobile app with biometric authentication and a redesigned online Business Self-Service Centre

•  Recognized with a Celent Model Bank 2019 Award for the launch of BMO Payment Hub, a cross-border initiative to modernize our payments infrastructure to deliver faster and more efficient payment experiences for our customers

2020 Focus

•  Continue to strengthen our competitive position by investing in key capabilities, such as digital and talent, while leveraging BMO’s full suite of products, solutions and capabilities, and our unique cross-border advantage to deliver a great customer experience

•  In Personal Banking, continue to drive strong deposit growth, new customer acquisition, and a larger share of wallet through more holistic customer conversations and digital engagement

•  In Commercial Banking, continue to build our national presence through growth in high-potential geographies and specialty businesses, invest in digital and payment capabilities, and strengthen cross-bank collaboration

•  Continue to focus on managing structural costs and expenses to improve productivity and strengthen our operating position

BMO Financial Group 202nd Annual Report 2019	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. P&C

(Canadian $ equivalent in millions, except as noted) As at or for the year ended October 31	2019	2018	2017
Reported net income	1,611	1,394	1,018
Adjusted net income	1,654	1,439	1,064
Net income growth (%)	15.6	36.9	(3.0)
Adjusted net income growth (%)	15.0	35.1	(3.2)

(US$ in millions, except as noted)
Net interest income (teb)	3,174	2,983	2,718
Non-interest revenue (1)	875	851	770
Total revenue (teb) (1)	4,049	3,834	3,488
Provision for (recovery of) credit losses on impaired loans (2)	121	201	na
Provision for (recovery of) credit losses on performing loans (2)	28	(31)	na
Total provision for credit losses (2)	149	170	221
Non-interest expense (1)	2,362	2,303	2,213
Income before income taxes	1,538	1,361	1,054
Provision for income taxes (teb)	326	279	273
Reported net income	1,212	1,082	781
Amortization of acquisition-related intangible assets (3)	32	35	36
Adjusted net income	1,244	1,117	817

Key Performance Metrics and Drivers (US$ basis)
Personal revenue	1,362	1,257	1,085
Commercial revenue	2,687	2,577	2,403
Net income growth (%)	12.0	38.7	(1.6)
Adjusted net income growth (%)	11.4	36.9	(1.7)
Revenue growth (%)	5.6	9.9	1.3
Non-interest expense growth (%)	2.6	4.1	2.3
Adjusted non-interest expense growth (%)	2.7	4.3	2.5
Return on equity (%)	11.0	10.8	7.9
Adjusted return on equity (%)	11.3	11.1	8.3
Operating leverage (teb) (%)	3.0	5.8	(1.0)
Adjusted operating leverage (teb) (%)	2.9	5.6	(1.2)
Efficiency ratio (teb) (%)	58.3	60.1	63.4
Adjusted efficiency ratio (teb) (%)	57.3	58.9	62.0
Net interest margin on average earning assets (teb) (%)	3.53	3.72	3.69
Average earning assets	90,035	80,255	73,752
Average gross loans and acceptances	85,505	76,067	69,294
Average net loans and acceptances	84,966	75,558	69,324
Average deposits	80,316	70,431	65,724
Full-time equivalent employees	7,013	7,248	7,197

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in periods prior to 2018 is comprised of specific provisions.

(3)	Before tax amounts of US$43 million in 2019, US$45 million in 2018 and US$49 million in 2017 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

40	BMO Financial Group 202nd Annual Report 2019

Financial Review

U.S. P&C reported net income was $1,611 million, an increase of $217 million or 16%, and adjusted net income was $1,654 million, an increase of $215 million or 15% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,212 million, an increase of $130 million or 12%, and adjusted net income was $1,244 million, an increase of $127 million or 11%, primarily due to good revenue performance and lower provision for credit losses, partially offset by higher expense.

Revenue was $4,049 million, an increase of $215 million or 6%, primarily reflecting higher balances across most products and increased non-interest revenue, partially offset by a lower net interest margin. In our personal banking business, revenue increased $105 million or 8%, largely due to higher deposit revenue. In our commercial banking business, revenue increased $110 million or 4%, primarily due to higher loan balances and deposit revenue, net of loan margin compression.

Net interest margin was 3.53%, a decrease of 19 basis points, due to loan margin compression and changes in deposit product mix, net of improved deposit product margins and the impact of deposits growing faster than loans.

The total provision for credit losses was $149 million, a decrease of $21 million from the prior year. The provision for credit losses on impaired loans decreased $80 million, largely due to higher consumer and commercial recoveries in the current year. There was a $28 million provision for credit losses on performing loans in the current year, compared with a $31 million recovery of credit losses on performing loans in the prior year.

Non-interest expense was $2,362 million, an increase of $59 million or 3%, and adjusted non-interest expense was $2,319 million, an increase of $61 million or 3%, primarily due to continued investment in the business, including higher technology and employee-related costs, partially offset by lower Federal Deposit Insurance Corporation insurance expense and the impact of non-recurring items in the current and prior year.

Average gross loans and acceptances increased $9.4 billion or 12% from a year ago to $85.5 billion, driven by commercial loan growth of 14% and higher personal loan balances of 4%.

Average deposits increased $9.9 billion or 14% to $80.3 billion, with 18% growth in commercial balances and 11% growth in personal balances.

Business Environment, Outlook and Challenges

The U.S. P&C business operates in a rapidly changing environment and is primarily based in eight states (Illinois, Wisconsin, Missouri, Indiana, Minnesota, Kansas, Arizona and Florida). In addition, our commercial business provides targeted nationwide coverage for key specialty sectors and has offices in select regional markets.

The environment for growing our personal and commercial banking customer base remains highly competitive, and the declining interest rate environment will result in added pressure on both margins and customer acquisition. After weakening in 2019, the U.S. economy is expected to grow at a steadier rate in 2020, in response to recent declines in interest rates and a modest expansion of fiscal policy. The major risks affecting the U.S. economic outlook relate to an escalation in trade disputes, domestic political uncertainty and geopolitical tensions.

We continue to monitor the competitive landscape in order to effectively price our products and services and invest in building a seamless human-digital interface in banking, enabling our customers to bank whenever and however they want.

Peer-leading performance in our commercial lending business has allowed us to build a strong presence in our diversified and specialized sectors and establish a position of strength in our core footprint and chosen markets. In our personal lending business, we are focused on improving efficiency in order to create a better experience for our customers and bankers.

The personal and commercial businesses are well equipped and remain committed to pursuing a customer-focused growth strategy with an emphasis on high-growth sectors, increasing share in new markets and deepening our relationships with existing customers.

The U.S. economic environment in 2019 and the outlook for 2020 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This U.S. Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management

BMO Wealth Management serves a full range of client segments, from mainstream to ultra-high net worth and institutional. Our businesses offer a broad range of wealth management products and services, including insurance, with an active presence in markets across Canada, the United States, EMEA and Asia.

Lines of Business

BMO Private Wealth offers client-focused investment, wealth management and financial services and solutions. In Canada, BMO Nesbitt Burns provides full-service investing and wealth advisory services, leveraging strong financial planning and high-quality solutions. BMO Private Banking Canada & Asia serves high net worth and ultra-high net worth clients and families through innovative advice-based solutions, including investment management, tax planning, business succession planning, trust and estate services, and philanthropy. Together as one team, we are helping clients grow, protect and transition their wealth.

BMO InvestorLine is a digital investing service that offers clients three ways to invest: our top-ranked self-directed service; adviceDirect™, which provides personalized advice and support from registered investment advisors while allowing clients to control trading; and SmartFolio™, a digital solution that matches a portfolio to a client’s goals while our professional investment team handles day-to-day investment management.

BMO Wealth Management U.S. offers financial solutions to high net worth and ultra-high net worth families and businesses, and under BMO Harris Financial Advisors, to mass affluent clients.

BMO Global Asset Management is a global investment organization that provides investment management and trust and custody services to institutional, retail and high net worth investors around the world. Our BMO Mutual Funds and BMO Exchange Traded Funds offer our clients innovative investment solutions across a range of channels.

BMO Insurance provides insurance and wealth solutions. We manufacture life insurance, accident and sickness insurance, annuity products and segregated funds that are marketed to brokers and directly to individuals and group pension customers. We also offer group creditor and travel insurance to bank customers in Canada.

Strategy and Key Priorities

2019 Priorities and Achievements

Key Priority: Deliver on our clients’ current and evolving personal wealth management and insurance needs, with an exceptional client experience

Achievements

•  Continued to drive stronger client loyalty scores across all our businesses with our focus on delivering great client experiences and comprehensive wealth planning

•  Strengthened our deposit and lending capabilities, including product development and expansion of tailored financing solutions for our ultra-high net worth clients

•  Recognized in the 2019 Brokerage Report Card, issued by Investment Executive, which reported that over 90% of our BMO Nesbitt Burns investment advisors surveyed would recommend their firm

•  Rebranded our U.S. ultra-high net worth business as BMO Family Office, providing integrated solutions and tailored advice designed to help meet the unique needs of ultra-affluent individuals and families

•  Transformed the client onboarding journey, making it easier for new clients to open an account

•  Continued to address the unique needs of women business owners and clients with our industry-leading BMO for Women program

•  Maintained and reinforced our leading position in pension de-risking, supported by a prudent approach to underwriting

42	BMO Financial Group 202nd Annual Report 2019

Key Priority: Build on our leadership position in key asset management markets through enhanced investment and distribution capabilities

Achievements

•  Further sharpened our focus on products, channels and markets where we have a competitive advantage, such as responsible investment, alternatives, and liability-driven investment

•  Launched the BMO Sustainable Development Goal Engagement Global Equity Fund, combining expertise in active equity management with a deep commitment to responsible investing

•  Maintained our exchange traded funds leadership position in Canada, ranking #1 in net new asset growth for the ninth consecutive year and #2 in market share

•  Continued to successfully build out our strong real estate business, particularly in Europe

Key Priority: Bring the best of BMO to our clients through effective collaboration

Achievements

•  Unified our BMO Nesbitt Burns and BMO Private Banking teams in Canada to become BMO Private Wealth, allowing us to take collaboration to the next level and bringing together the best of two strong businesses for our clients

•  Continued to make progress toward our goal of building a world-class partnership for business owner clients with Business and Commercial banking by increasing the number of integrated deal teams across Canada to more than 70 and establishing three new integrated Wealth/Commercial teams in Chicago, Milwaukee and Dallas

•  Introduced a holistic health care banking program, providing a full suite of tailored banking and wealth management services designed to support health care professionals through every stage of their life cycle

2020 Focus

•  Deliver a differentiated client experience, providing outstanding support and working together to grow, protect and transition their wealth with confidence

•  Extend our advantage as a solutions provider, delivering innovative asset management and insurance offerings that anticipate clients’ evolving needs and exceed their expectations

•  Build on our strong foundation and continue to evolve, simplify and streamline our businesses to drive value, efficiency and returns

•  Continue to strengthen collaboration across BMO Wealth Management, the enterprise and borders to bring the best of BMO to all clients

BMO Financial Group 202nd Annual Report 2019	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2019	2018	2017
Net interest income	935	826	722
Non-interest revenue (1)	6,727	5,475	5,496
Total revenue (1)	7,662	6,301	6,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	2,709	1,352	1,538
Revenue, net of CCPB	4,953	4,949	4,680
Provision for (recovery of) credit losses on impaired loans (2)	2	6	na
Provision for (recovery of) credit losses on performing loans (2)	(2)	–	na
Total provision for credit losses (2)	–	6	8
Non-interest expense (1)	3,522	3,515	3,355
Income before income taxes	1,431	1,428	1,317
Provision for income taxes	371	356	350
Reported net income	1,060	1,072	967
Amortization of acquisition-related intangible assets (3)	37	41	65
Reinsurance adjustment (4)	25	–	–
Adjusted net income	1,122	1,113	1,032

Key Performance Metrics and Drivers
Traditional Wealth businesses net income	862	805	729
Traditional Wealth businesses adjusted net income	899	846	794
Insurance net income	198	267	238
Insurance adjusted net income	223	267	238
Net income growth (%)	(1.1)	11.0	24.5
Adjusted net income growth (%)	0.8	8.0	17.6
Revenue growth (%)	21.6	1.3	5.1
Revenue growth, net of CCPB (%)	0.1	5.7	7.1
Adjusted CCPB	2,684	1,352	1,538
Revenue growth, net of adjusted CCPB (%)	0.6	5.7	7.1
Non-interest expense growth (%)	0.2	4.8	0.4
Adjusted non-interest expense growth (%)	0.3	5.8	1.9
Return on equity (%)	16.7	17.8	15.9
Adjusted return on equity (%)	17.7	18.5	17.0
Operating leverage, net of CCPB (%)	(0.1)	0.9	6.7
Adjusted operating leverage, net of CCPB (%)	0.3	(0.1)	5.2
Efficiency ratio, net of CCPB (%)	71.1	71.0	71.7
Adjusted efficiency ratio (%)	45.3	55.0	52.7
Adjusted efficiency ratio, net of CCPB (%)	69.8	70.0	70.0
Average common equity	6,321	5,989	6,040
Average assets	40,951	35,913	32,562
Average gross loans and acceptances	23,519	20,290	18,068
Average net loans and acceptances	23,487	20,260	18,063
Average deposits	36,419	34,251	33,289
Assets under administration (5)	393,576	382,839	359,773
Assets under management	471,160	438,274	429,448
Full-time equivalent employees	6,459	6,440	6,304

U.S. Business Select Financial Data (US$ in millions)
Total revenue	613	600	650
Non-interest expense	512	532	546
Reported net income	77	50	76
Adjusted net income	85	60	88
Average net loans and acceptances	4,156	3,619	3,300
Average deposits	5,794	5,748	5,783

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in periods prior to 2018 is comprised of specific provisions.

(3)	Before tax amounts of $47 million in 2019, $52 million in 2018 and $80 million in 2017 are included in non-interest expense.
(4)

Fiscal 2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB.

(5)	Certain assets under management that are also administered by us are included in assets under administration.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

44	BMO Financial Group 202nd Annual Report 2019

Financial Review

BMO Wealth Management reported net income was $1,060 million, compared with $1,072 million in the prior year. Adjusted net income of $1,122 million, which excludes the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business and the amortization of acquisition-related intangible assets, increased $9 million or 1%. The performance of the reinsurance business did not meet our risk and return expectations, and we made the strategic decision to wind down the business during 2019.

Traditional Wealth reported net income was $862 million, an increase of $57 million or 7% from the prior year, and adjusted net income was $899 million, an increase of $53 million or 6%, primarily driven by higher deposit and loan revenue and the impact of a legal provision in the prior year, partially offset by lower fee-based revenue and higher expenses. Insurance reported net income was $198 million, compared with $267 million in the prior year, and adjusted net income was $223 million, compared with $267 million, primarily due to lower reinsurance revenue.

Revenue of $7,662 million increased $1,361 million or 22% from the prior year. Revenue, net of reported CCPB, was $4,953 million, relatively unchanged from the prior year. Revenue, net of adjusted CCPB, was $4,978 million, an increase of $29 million or 1%. Revenue in Traditional Wealth was $4,555 million, an increase of $85 million or 2%, primarily due to higher deposit and loan revenue and the impact of a legal provision in the prior year, partially offset by lower fee-based revenue, including lower performance fees from our asset management business. Insurance revenue, net of reported CCPB, was $398 million, compared with $479 million in the prior year. Insurance revenue, net of adjusted CCPB, was $423 million, compared with $479 million, primarily due to lower reinsurance revenue.

There was a decrease of $6 million from the prior year in the total provision for credit losses. The provision for credit losses on impaired loans decreased $4 million, reflecting lower consumer provisions. There was a $2 million recovery of credit losses on performing loans in the current year.

Non-interest expense was $3,522 million, an increase of $7 million from the prior year. Adjusted non-interest expense was $3,475 million, an increase of $12 million from the prior year, mainly due to select investments in the business.

Assets under management increased $32.9 billion or 8% from the prior year to $471.2 billion, primarily driven by stronger equity markets. Assets under administration increased $10.7 billion or 3% from the prior year to $393.6 billion, primarily driven by stronger equity markets and underlying business growth.

Business Environment, Outlook and Challenges

BMO Wealth Management is a global financial services provider. The operating environment within the wealth management industry, which includes major banks, insurance companies, brokers, and independent mutual fund and asset management companies, is highly competitive. All peer group competitors are focused on differentiating the customer experience by leveraging new technologies, products and services to meet their clients’ evolving needs and goals.

Growth in the Canadian economy slowed in 2019 and is expected to pick up only modestly in 2020, while the U.S. economy is expected to experience lower growth, in part due to trade protectionism. However, we anticipate good growth in net new assets, while market appreciation is expected to be moderate in 2020. Short-term interest rates are expected to remain historically low in both Canada and the United States, and this will have a negative impact on our brokerage businesses. Long-term interest rates in Canada and the United States are expected to remain close to current levels. Ongoing changes in the competitive environment and client preferences will continue to exert downward pressure on fees for products and services. We expect to maintain our disciplined expense management approach by achieving efficiencies through digitization and by simplifying the way we work and serve our clients.

The Canadian and U.S. economic environment in 2019 and the outlook for 2020 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This BMO Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,800 professionals in 33 locations around the world, including 19 offices in North America.

Lines of Business

Investment and Corporate Banking offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide strategic advice on mergers and acquisitions (M&A), restructurings and recapitalizations, as well as valuation and fairness opinions. We also offer trade finance and risk mitigation services to support the international business activities of our clients, and we provide a wide range of banking and other operating services tailored to North American and international financial institutions.

Global Markets offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. We also offer new product development and origination services, as well as risk management advice and services to hedge against fluctuations in a variety of key inputs, including interest rates and commodities prices. In addition, we provide funding and liquidity management to our clients.

Strategy and Key Priorities

2019 Priorities and Achievements

Key Priority: Maintain our leadership position in Canada through our top-tier coverage team

Achievements

•  Continued to support our clients and win notable mandates across a diverse set of industries, including: completing four transactions for Ensign Energy Services and acting as left-lead bookrunner in its acquisition of Trinidad Drilling; acting as lead underwriter, joint lead arranger and joint bookrunner for Searchlight Capital Partners in its $2 billion acquisition of Mitel Networks Corporation; and acting as exclusive financial advisor to Canada Pension Plan Investment Board in its equity private placement in Premium Brands Holdings Corporation

•  Continued to drive strong and increasing client loyalty scores across our Corporate Banking business, resulting in new acquisitions of lead lending relationships and continued growth of our loan book to support our clients’ goals

•  Established an enterprise Sustainable Finance Group in BMO Capital Markets to raise capital and financing directed toward sustainable outcomes, provide advisory services and manage a new impact investment fund

•  Acted as lead manager in the largest-ever supranational bond issue in the Canadian market with the World Bank’s $1.5 billion Sustainable Development Bond, which raised awareness of the benefits of investing in the health and nutrition of women, children and adolescents around the world

•  Invested strategically in technology in our Global Markets business to enhance the way we serve our clients; continued our partnership with Clearpool Group to help our clients execute customizable algorithmic trading strategies; launched an FX algorithm execution platform; digitized our Research and Analytics platform; and continued to invest in our machine learning and artificial intelligence capabilities

•  Recognized as a Greenwich Quality and Share Leader in Canadian Fixed Income by Greenwich Associates: Quality Leader in Canadian Fixed Income Research and #3 Share Leader in Overall Canadian Fixed Income. We were also recognized as a leading dealer in Canadian Investment Grade Credit

46	BMO Financial Group 202nd Annual Report 2019

Key Priority: Drive performance in our U.S. platform with a focused strategy and selectively expand our U.S. corporate bank where we are competitively advantaged

Achievements

•  Successfully integrated KGS-Alpha Capital Markets, a New York-based fixed income broker-dealer specializing in U.S. mortgage-backed and asset-backed securities in the institutional investor market. The transaction aligns with our U.S. strategy and positions BMO as a top-tier dealer in securitized products with an emphasis on agency-backed residential and commercial mortgage-backed securities products

•  Acted as financial advisor to Newmont Goldcorp Corporation in two key transactions: as a financial advisor to Newmont Mining Corporation in connection with its acquisition of Goldcorp Inc., which created the world’s leading gold company; and in its subsequent joint venture with Barrick Gold Corporation to combine their respective operations in Nevada, resulting in the world’s largest gold producing complex

•  Continued to build on our collaboration with our U.S. P&C business to deliver for our clients in key middle-market M&A transactions, including our exclusive financial advisory role with Mar-Cone Appliance Parts in its recapitalization by Sterling Investment Partners

•  Executed one of our largest financing commitments while also acting as financial advisor to Brookfield Asset Management in its US$13.2 billion acquisition of Johnson Controls International’s Power Solutions business

•  Completed our inaugural Sustainability Bond issuance of US$500 million to support the bank’s commitment to sustainable finance

•  Ranked #1 in the Institutional Investor 2019 Global Fixed Income Research Team Survey for U.S. Rates Strategy, Technical Analysis, and Federal Agency Debt Strategy

Key Priority: Leverage our strong North American capabilities and presence in select international markets

Achievements

•  Named World’s Best Metals & Mining Investment Bank for the tenth consecutive year by Global Finance, and hosted the 28th Annual Global Metals & Mining Conference, with nearly 2,000 attendees from 38 countries

•  Won notable mandates for our international clients, including: acting as left-lead joint arranger, joint bookrunner and administrative agent on senior credit facilities for Nuvei Technologies in its US$889 million acquisition of U.K.-based SafeCharge International; and advised and financed the Chrysaor group of companies in its US$2.7 billion acquisition of the ConocoPhillips U.K. oil and gas business

•  Launched infrastructure sector coverage in London, providing a third vertical to complement our existing metals and mining and energy platforms in this key market

•  Awarded the Lead Manager Sustainability Bond Award by Environmental Finance for our influential role in the supranational, sub-sovereigns and agency sector and our industry-defining sustainability bonds

•  Simplified our structure by establishing a single International Capital Markets division and announced Bank of Montreal Europe as our new European hub, to better align our operations within our global footprint and enable us to operate more efficiently across our network of international offices

2020 Focus

•  Continue to earn leading market share in Canada by strengthening our client relationships and driving incremental market share growth

•  Continue to leverage our key strategic investment to accelerate growth from our U.S. platform, and selectively expand our U.S. corporate bank where we are competitively advantaged

•  Continue to leverage our strong North American and global capabilities to grow our contribution from international markets

•  Continue to focus on working smarter and simplifying how we do business to enhance overall efficiency

BMO Financial Group 202nd Annual Report 2019	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2019	2018	2017
Net interest income (teb) (1)	2,394	1,784	2,501
Non-interest revenue (1)(2)	2,340	2,579	2,075
Total revenue (teb) (1)(2)	4,734	4,363	4,576
Provision for (recovery of) credit losses on impaired loans (3)	52	(17)	na
Provision for (recovery of) credit losses on performing loans (3)	28	(1)	na
Total provision for (recovery of) credit losses (3)	80	(18)	44
Non-interest expense (2)	3,261	2,859	2,786
Income before income taxes	1,393	1,522	1,746
Provision for income taxes (teb)	307	366	471
Reported net income	1,086	1,156	1,275
Acquisition integration costs (4)	10	11	–
Amortization of acquisition-related intangible assets (5)	17	2	2
Adjusted net income	1,113	1,169	1,277

Key Performance Metrics and Drivers
Global Markets revenue (6)	2,704	2,541	2,696
Investment and Corporate Banking revenue	2,030	1,822	1,880
Net income growth (%)	(6.0)	(9.4)	3.2
Adjusted net income growth (%)	(4.8)	(8.5)	3.3
Revenue growth (%)	8.5	(4.7)	6.0
Non-interest expense growth (%)	14.1	2.6	8.0
Adjusted non-interest expense growth (%)	13.5	2.1	8.0
Return on equity (%)	9.8	12.8	15.3
Adjusted return on equity (%)	10.1	13.0	15.4
Operating leverage (teb) (%)	(5.6)	(7.3)	(2.0)
Adjusted operating leverage (teb) (%)	(5.0)	(6.8)	(2.0)
Efficiency ratio (teb) (%)	68.9	65.5	60.9
Adjusted efficiency ratio (teb) (%)	68.2	65.1	60.8
Average common equity	10,430	8,464	7,900
Average assets	342,347	307,087	302,518
Average gross loans and acceptances	60,034	46,724	48,217
Average net loans and acceptances	59,946	46,658	48,191
Full-time equivalent employees	2,776	2,714	2,502

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	1,609	1,252	1,320
Non-interest expense	1,197	987	929
Reported net income	292	196	267
Adjusted net income	312	205	268
Average assets	107,185	98,265	93,253
Average net loans and acceptances	21,260	15,249	15,359

(1)

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior years and related ratios have been reclassified to conform with the current year’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(3)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in periods prior to 2018 is comprised of specific provisions.

(4)	KGS-Alpha acquisition integration costs before tax amounts of $13 million in 2019 and $14 million in 2018 are included in non-interest expense.
(5)	Before tax amounts of $22 million in 2019 and $3 million in both 2018 and 2017 are included in non-interest expense.
(6)	Global Markets was previously known as Trading Products.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

48	BMO Financial Group 202nd Annual Report 2019

Financial Review

BMO Capital Markets reported net income was $1,086 million, compared with $1,156 million in the prior year, and adjusted net income was $1,113 million, compared with $1,169 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue was more than offset by higher expenses, including a severance expense in the second quarter of 2019, and higher provisions for credit losses.

Revenue was $4,734 million, an increase of $371 million or 9% from the prior year, or 7% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $208 million to $2,030 million or 11% from the prior year, primarily due to higher corporate banking-related revenue and higher underwriting and advisory revenue. Global Markets revenue increased $163 million to $2,704 million or 6%, primarily due to higher interest rate trading revenue and higher commodities trading revenue, partially offset by lower equities trading revenue. Global Markets revenue growth benefited from a significant contribution from the acquisition of KGS-Alpha and a fair value gain in the current year.

The total provision for credit losses was $80 million, compared with an $18 million recovery of credit losses in the prior year. The provision for credit losses on impaired loans was $52 million, compared with a $17 million recovery on impaired loans in the prior year. There was a $28 million provision for credit losses on performing loans in the current year, compared with a $1 million recovery of credit losses on performing loans in the prior year.

Non-interest expense was $3,261 million, an increase of $402 million or 14%, and adjusted non-interest expense was $3,226 million, an increase of $384 million or 14%, or 12% excluding the impact of the stronger U.S. dollar, largely due to higher employee-related costs, including the impact of a severance expense in the second quarter of 2019 and the acquisition of KGS-Alpha. The severance expense and the KGS-Alpha acquisition accounted for approximately two-thirds of the full-year increase.

Average assets increased $35.3 billion or 11% to $342.3 billion from the prior year. Excluding the impact of the stronger U.S. dollar, average assets increased $31.0 billion, primarily due to higher net loans and acceptances, higher levels of securities and higher reverse repos.

Business Environment, Outlook and Challenges

In fiscal 2019, the global operating landscape was characterized by uncertainty, which reflected escalating trade tensions, an unsettled interest rate environment and a slower global economy. BMO Capital Markets navigated these challenging market conditions by continuing to execute on a strategy that leveraged our balanced, diversified and client-focused business model.

Looking ahead to fiscal 2020, we will continue to strive to be a top 10 North American investment bank with a global reach. The United States is our largest market opportunity, and we expect our business to benefit from the investments made in our U.S. platform, as well as our overall franchise and capital position. In Canada, we expect our established business to maintain leading market share positions across all products and sectors while providing a strong foundation for future growth. We continue to selectively expand our capabilities and product offerings to better serve North American-based clients that have a global presence. Our disciplined and integrated approach to risk management, along with our continued investments in regulatory technology infrastructure, will enable us to meet risk management requirements in the coming years. Stability in the markets could be challenged by macroeconomic concerns, such as protracted trade tensions, an uncertain interest rate environment and slower global economic growth. Assuming little further deterioration in the macroeconomic environment, we are confident that we will be able to maintain our strong market position and achieve our strategic objectives.

The Canadian and U.S. economic environment in 2019 and the outlook for 2020 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This BMO Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 202nd Annual Report 2019	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Corporate Services focuses on enterprise-wide priorities related to maintaining a sound risk and control environment and efficiency, while supporting our businesses in meeting their customer experience objectives. Notable achievements during the year included:

•

Established the Chief Information and Operations Officer role, in a new operating model that aligns technology and operations with business groups across the enterprise. This dual reporting structure allows for end-to-end accountability to ensure integrated business technology solutions, which are facilitated by integrated teams.

•

Launched the Financial Crimes Unit (FCU) to enhance security capabilities across the bank. The FCU represents evolving best practice in Canada, bringing together cyber, fraud and physical security functions, as well as subject matter experts across the lines of business and business functional groups. The FCU capabilities are complemented by advanced analytics and methodologies, including artificial intelligence (AI), to enable accelerated detection, prevention, response and recovery capabilities to safeguard customer, employee and bank data.

•

Continued to accelerate the deployment of digital technology to transform our business, including the launch of BMO Digital Banking for the Personal and Business Banking business, Wealth operations digitization, expansion of BMO Capital Markets’ international capabilities and digitization of Corporate and Commercial Banking operations, in line with the bank’s stated priorities.

•

Advanced our data and analytics platform to build out analytics and robotics capabilities, supporting business initiatives and enabling further gains in efficiency. Solidified cloud partnerships, driving innovative technology capabilities in the areas of robotics and AI, and continued to explore opportunities to leverage quantum computing through the execution of proofs of concept with third-party providers and research institutions.

•

Delivered a Technology Critical Service focus across the enterprise, to ensure resilience, scale and integration capabilities to reduce risk and costs, and enhance technology-enabled experiences for our customers and employees.

Financial Review

Corporate Services reported net loss for the year was $625 million, compared with a reported net loss of $718 million in the prior year. Adjusted net loss for the year was $268 million, compared with an adjusted net loss of $290 million in the prior year. Adjusted results in both the current and prior year exclude restructuring charges of $357 million in 2019 and $192 million in 2018. The prior year also excludes a $425 million one-time non-cash charge due to a revaluation of our U.S. net deferred tax asset, a $203 million benefit from the remeasurement of an employee benefit liability and acquisition integration costs of $14 million. The adjusted net loss improved, primarily due to lower expenses, while revenue excluding teb was relatively unchanged. Reported results increased, primarily due to the impact of the adjusting items noted above.

50	BMO Financial Group 202nd Annual Report 2019

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2019	2018	2017
Net interest income before group teb offset	(241)	(243)	(193)
Group teb offset	(296)	(313)	(567)
Net interest income (teb)	(537)	(556)	(760)
Non-interest revenue	238	248	177
Total revenue (teb)	(299)	(308)	(583)
Provision for (recovery of) credit losses on impaired loans (1)	(7)	(13)	na
Provision for (recovery of) credit losses on performing loans (1)	(5)	(2)	na
Total provision for (recovery of) credit losses (1)	(12)	(15)	(78)
Non-interest expense	854	425	626
Income (loss) before income taxes	(1,141)	(718)	(1,131)
Recovery of income taxes (teb)	(516)	–	(710)
Reported net loss	(625)	(718)	(421)
Acquisition integration costs (2)	–	14	55
Restructuring costs (3)	357	192	41
Decrease in the collective allowance for credit losses (4)	–	–	(54)
U.S. net deferred tax asset revaluation (5)	–	425	–
Benefit from the remeasurement of an employee benefit liability (6)	–	(203)	–
Adjusted net loss	(268)	(290)	(379)
Adjusted total revenue (teb)	(299)	(308)	(583)
Total adjusted provision for (recovery of) credit losses (1)	(12)	(15)	(2)
Adjusted non-interest expense	370	422	480
Adjusted net loss	(268)	(290)	(379)
Full-time equivalent employees	14,537	14,312	14,549

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	(38)	(40)	(90)
Recovery of credit losses (1)	(4)	(12)	(23)
Non-interest expense	190	193	245
Provision for (recovery of) income taxes (teb)	(75)	263	(108)
Reported net loss	(149)	(484)	(204)
Adjusted total revenue (teb)	(38)	(40)	(90)
Adjusted recovery of credit losses (1)	(4)	(12)	(2)
Adjusted non-interest expense	74	138	171
Adjusted net loss	(63)	(104)	(171)

(1)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to 2018 is comprised of both specific and collective provisions. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item.

(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(3)	Restructuring charges before tax amounts of $484 million in 2019, $260 million in 2018 and $59 million in 2017. Restructuring costs are included in non-interest expense.
(4)	Decrease in the collective allowance for credit losses before tax amount of $76 million in 2017.
(5)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

(6)

Results for 2018 included a benefit of $203 million after tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

na – not applicable

BMO Financial Group 202nd Annual Report 2019	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s underlying results have generally trended upwards over the past eight quarters, largely reflecting continued growth in the P&C businesses, while market-sensitive businesses have been impacted by market variability.

Reported results were impacted by a restructuring charge, primarily related to severance, and a reinsurance adjustment, both in the fourth quarter of 2019, a benefit from the remeasurement of an employee benefit liability in the fourth quarter of 2018, a restructuring charge in the second quarter of 2018, and a charge related to a revaluation of our U.S. net deferred tax asset in the first quarter of 2018. In the third quarter of 2019, BMO Wealth Management announced its decision to wind down its reinsurance business.

Canadian P&C delivered positive net income growth in seven of the past eight quarters, largely reflecting revenue growth driven by higher balances and increases in non-interest revenue. U.S. P&C net income reflected good revenue growth over the past eight quarters, due to steady growth in loans and deposits, partially offset by a declining net interest margin beginning in the fourth quarter of 2018, as well as good expense management. Traditional Wealth results in BMO Wealth Management have generally seen moderate increases, largely due to growth in its diversified businesses, including higher loan and deposit revenue. Results over the course of the past eight quarters were also impacted by market variability. Insurance results are subject to variability resulting from the impact of changes in interest rates, equity markets and reinsurance claims, and were also affected by elevated reinsurance claims in four of the past eight quarters. BMO Capital Markets recorded relatively solid revenue performance, with year-over-year growth in the most recent six quarters, reflecting strong U.S. segment performance and benefits from our diversified businesses, including the acquisition of KGS-Alpha. Quarterly net income has experienced variability due to market conditions. Results in the second quarter of 2019 included a severance expense. Corporate Services results can vary from quarter to quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

The bank’s results reflect the impact of IFRS 15, Revenue from Contracts with Customers (IFRS 15), which was adopted retrospectively in the first quarter of 2019 as though IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense, as well as reimbursements from customers for certain expenses incurred on their behalf, are presented as non-interest revenue.

BMO’s total provision for credit losses measured as a percentage of net loans and acceptances has ranged between 13 basis points and 28 basis points since the first quarter of 2018, and was 20 basis points in 2019. The bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9) in the first quarter of 2018, and as a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans, over time.

The effective income tax rate has varied, as it depends on legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate; and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

52	BMO Financial Group 202nd Annual Report 2019

Summarized Statement of Income and Quarterly Financial Measures

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Net interest income (1)	3,364	3,217	3,135	3,172	3,015	2,882	2,666	2,875
Non-interest revenue (1)(2)	2,723	3,449	3,078	3,345	2,878	2,912	2,914	2,763
Revenue (1)(2)	6,087	6,666	6,213	6,517	5,893	5,794	5,580	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	335	887	561	926	390	269	332	361
Revenue, net of CCPB (1)	5,752	5,779	5,652	5,591	5,503	5,525	5,248	5,277
Provision for (recovery of) credit losses on impaired loans (3)	231	243	150	127	177	177	172	174
Provision for (recovery of) credit losses on performing loans (3)	22	63	26	10	(2)	9	(12)	(33)
Total provision for credit losses (3)	253	306	176	137	175	186	160	141
Non-interest expense (2)	3,987	3,491	3,595	3,557	3,193	3,359	3,525	3,400
Income before provision for income taxes	1,512	1,982	1,881	1,897	2,135	1,980	1,563	1,736
Provision for income taxes	318	425	384	387	438	443	317	763
Reported net income (see below)	1,194	1,557	1,497	1,510	1,697	1,537	1,246	973
Acquisition integration costs (4)	2	2	2	4	13	7	2	3
Amortization of acquisition-related intangible assets (5)	29	23	23	24	24	22	23	21
Restructuring costs (6)	357	–	–	–	–	–	192	–
Reinsurance adjustment (7)	25	–	–	–	–	–	–	–
U.S. net deferred tax asset revaluation (8)	–	–	–	–	–	–	–	425
Benefit from the remeasurement of an employee benefit liability (9)	–	–	–	–	(203)	–	–	–
Adjusted net income (see below)	1,607	1,582	1,522	1,538	1,531	1,566	1,463	1,422

Operating group reported net income
Canadian P&C reported net income	716	648	615	647	674	641	588	646
Amortization of acquisition-related intangible assets (5)	–	1	–	1	1	–	1	–
Canadian P&C adjusted net income	716	649	615	648	675	641	589	646
U.S. P&C reported net income	393	368	406	444	372	364	348	310
Amortization of acquisition-related intangible assets (5)	11	11	11	10	11	12	11	11
U.S. P&C adjusted net income	404	379	417	454	383	376	359	321
BMO Wealth Management reported net income	267	249	305	239	219	291	296	266
Amortization of acquisition-related intangible assets (5)	9	8	10	10	10	10	11	10
Reinsurance adjustment (7)	25	–	–	–	–	–	–	–
BMO Wealth Management adjusted net income	301	257	315	249	229	301	307	276
BMO Capital Markets reported net income	269	313	249	255	298	301	286	271
Acquisition integration costs (4)	2	2	2	4	9	2	–	–
Amortization of acquisition-related intangible assets (5)	9	3	2	3	2	–	–	–
BMO Capital Markets adjusted net income	280	318	253	262	309	303	286	271
Corporate Services reported net income	(451)	(21)	(78)	(75)	134	(60)	(272)	(520)
Acquisition integration costs (4)	–	–	–	–	4	5	2	3
Restructuring costs (6)	357	–	–	–	–	–	192	–
U.S. net deferred tax asset revaluation (8)	–	–	–	–	–	–	–	425
Benefit from the remeasurement of an employee benefit liability (9)	–	–	–	–	(203)	–	–	–
Corporate Services adjusted net income	(94)	(21)	(78)	(75)	(65)	(55)	(78)	(92)
Basic earnings per share ($) (10)	1.79	2.34	2.27	2.28	2.58	2.32	1.87	1.43
Diluted earnings per share ($) (10)	1.78	2.34	2.26	2.28	2.58	2.31	1.86	1.43
Adjusted diluted earnings per share ($) (10)	2.43	2.38	2.30	2.32	2.32	2.36	2.20	2.12
Net interest margin on average earning assets (%)	1.71	1.67	1.72	1.69	1.68	1.65	1.63	1.74
PCL-to-average net loans and acceptances (annualized) (%)	0.23	0.28	0.16	0.13	0.18	0.19	0.17	0.15
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.21	0.22	0.14	0.12	0.18	0.18	0.18	0.19
Effective tax rate (%)	21.0	21.5	20.4	20.4	20.6	22.4	20.3	43.9
Adjusted effective tax rate (%)	22.0	21.5	20.5	20.4	19.7	22.4	21.2	19.5
Canadian/U.S. dollar average exchange rate ($)	1.3240	1.3270	1.3299	1.3351	1.3047	1.3032	1.2858	1.2575

(1)

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue. Refer to the Changes in Accounting Policies in 2019 section on page 111 for further details.

(3)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions.

(4)

Acquisition integration costs are included in non-interest expense. BMO Capital Markets amounts of $2 million in Q4-2019, $3 million in Q3-2019, $2 million in Q2-2019, $6 million in Q1-2019, $12 million in Q4-2018, and $2 million in Q3-2018. Corporate Services amounts of $6 million in each of Q4-2018 and Q3-2018, and $4 million in each of Q2-2018 and Q1-2018.

(5)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $nil in Q4-2019, $1 million in Q3-2019, $nil in Q2-2019, $1 million in each of Q1-2019 and Q4-2018, $nil in Q3-2018, $1 million in Q2-2018, and $nil in Q1-2018. U.S. P&C amounts of $15 million in Q4-2019, $14 million in each of Q3-2019, Q2-2019 and Q1-2019, $15 million in each of Q4-2018 and Q3-2018, $14 million in Q2-2018, and $15 million in Q1-2018. BMO Wealth Management amounts of $11 million in each of Q4-2019 and Q3-2019, $12 million in Q2-2019, $13 million in Q1-2019, and $13 million in each of Q4-2018, Q3-2018, Q2-2018 and Q1-2018. BMO Capital Markets amounts of $12 million in Q4-2019, $3 million in Q3-2019, $4 million in Q2-2019, $3 million in Q1-2019, $2 million in Q4-2018, $nil in Q3-2018, $1 million in Q2-2018, and $nil in Q1-2018.

(6)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business, and Q2-18 included a $260 million pre-tax ($192 million after-tax) restructuring charge. Restructuring charges are included in non-interest expense in Corporate Services.

(7)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

(8)

Q1-2018 reported net income included a charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

(9)

Q4-2018 reported net income included a benefit of $203 million after tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in non-interest expense in Corporate Services.

(10)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 23 on page 197 of the consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

na – not applicable

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis, where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

BMO Financial Group 202nd Annual Report 2019	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Fourth Quarter 2019 Performance

Reported net income was $1,194 million for the fourth quarter of 2019, compared with $1,697 million in the prior year, and adjusted net income was $1,607 million, an increase of $76 million or 5% from the prior year. Adjusted net income excludes a $357 million restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business, as well as a $25 million reinsurance adjustment for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business in the current quarter, the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, and a $203 million benefit from the remeasurement of an employee benefit liability in the prior year. Results reflect good performance in our P&C businesses and higher net income in BMO Wealth Management, partially offset by a decrease in BMO Capital Markets and a higher net loss in Corporate Services. Prior year results included a favourable tax item in our U.S. segment. A full list of adjusting items is disclosed in the Non-GAAP Measures section on page 17.

Reported EPS of $1.78 decreased $0.80 or 31% and adjusted EPS of $2.43 increased $0.11 or 5% from the prior year.

Summary income statements and data for the quarter and comparative quarters are outlined on page 53.

The combined Personal and Commercial Banking business reported net income was $1,109 million and adjusted net income was $1,120 million, and both increased 6% from the fourth quarter in the prior year, or 5% excluding the impact of the stronger U.S. dollar. Canadian P&C reported net income was $716 million, an increase of $42 million, and adjusted net income was $716 million, an increase of $41 million or 6% from the prior year. Results reflect strong revenue growth, partially offset by higher provisions for credit losses and higher expenses. On a Canadian dollar basis, U.S. P&C reported net income was $393 million, an increase of $21 million or 6%, and adjusted net income was $404 million, an increase of $21 million or 5% from the prior year. On a U.S. dollar basis, U.S. P&C reported net income was US$297 million, an increase of US$12 million or 4%, and adjusted net income was US$305 million, an increase of US$11 million or 4%, primarily due to higher revenue and lower provisions for credit losses, partially offset by a favourable U.S. tax item in the prior year and higher expenses. BMO Wealth Management reported net income was $267 million, an increase of $48 million or 22%, and adjusted net income was $301 million, an increase of $72 million or 31% from the prior year. Adjusted net income in the current quarter excludes the net impact of major reinsurance claims. Traditional Wealth reported net income was $237 million, an increase of $45 million or 24%, and adjusted net income was $246 million, an increase of $44 million or 22%, due to the impact of a legal provision in the prior year, higher deposit and loan revenue and higher fee-based revenue. Insurance reported net income was $30 million, an increase of $3 million or 9%, and adjusted net income was $55 million, an increase of $28 million, primarily due to changes in investments to improve asset-liability management. BMO Capital Markets reported net income was $269 million, compared with $298 million, and adjusted net income was $280 million, compared with $309 million in the prior year. Higher revenue was more than offset by higher provisions for credit losses and higher expenses. Corporate Services reported net loss was $451 million, compared with reported net income of $134 million in the fourth quarter of the prior year. Adjusted net loss was $94 million, compared with an adjusted net loss of $65 million. Adjusted results in the current quarter exclude the restructuring charge of $357 million and adjusted results in the prior year exclude the $203 million after-tax benefit from the remeasurement of an employee benefit liability. Adjusted results decreased, primarily due to lower revenue excluding taxable equivalent basis (teb) adjustments, partially offset by lower expenses.

Total revenue was $6,087 million, an increase of $194 million or 3% from the fourth quarter a year ago. Total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), was $5,752 million, an increase of $249 million or 5%. Canadian P&C revenue increased 7%, due to higher balances across all products, higher margins and increased non-interest revenue. U.S. P&C revenue increased 6% on a Canadian dollar basis and increased 4% on a U.S. dollar basis, with higher loan and deposit balances, partially offset by lower net interest margin. BMO Wealth Management revenue was relatively unchanged compared with the prior year. Revenue, net of reported CCPB, increased 4%. Revenue in Traditional Wealth increased 5%, due to the impact of a legal provision in the prior year, higher deposit and loan, and fee-based revenue. Insurance revenue, net of reported CCPB, was relatively unchanged, compared with the prior year. Insurance revenue, net of adjusted CCPB, increased $24 million, due to changes in investments to improve asset-liability management. BMO Capital Markets revenue increased 4%. Global Markets revenue increased, while Investment and Corporate Banking revenue decreased slightly from the prior year. Corporate Services revenue decreased, primarily due to below trend revenue excluding teb adjustments.

Net interest income was $3,364 million, an increase of $349 million or 12%, or 11% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $2,979 million, an increase of $210 million or 8%, or 7% excluding the impact of the stronger U.S. dollar, largely due to higher loan and deposit balances across all operating groups, partially offset by lower loan margins.

Average earning assets were $778.4 billion, an increase of $66.7 billion or 9%, or $62.7 billion or 9% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities and higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin increased 3 basis points, primarily due to higher net interest income from trading activities and higher margin in Canadian P&C, partially offset by a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, as well as a lower margin in U.S. P&C. On an excluding trading basis, net interest margin decreased 5 basis points, primarily due to a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, and a lower margin in U.S. P&C, partially offset by a higher margin in Canadian P&C.

Non-interest revenue, net of CCPB, was $2,388 million, a decrease of $100 million or 4%, or 5% excluding the impact of the stronger U.S. dollar, largely due to lower trading non-interest revenue, partially offset by higher lending revenue. Non-interest revenue, net of adjusted CCPB, was $2,413 million, a decrease of $75 million or 3%, and also 3% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net of adjusted CCPB, non-interest revenue was $2,434 million, an increase of $77 million or 3%, and also 3% excluding the impact of the stronger U.S. dollar.

Gross insurance revenue decreased $50 million from the fourth quarter in the prior year, due to lower annuity sales, offset by relatively unchanged long-term interest rates in the current quarter, compared with increases in long-term interest rates that decreased the fair value of investments in the prior year and stronger equity markets in the current quarter. These changes relate to annuity sales and fair value investments, which are largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed below.

The total provision for credit losses was $253 million, an increase of $78 million from the fourth quarter a year ago. The provision for credit losses ratio was 23 basis points, compared with 18 basis points in the prior year. The provision for credit losses on impaired loans of $231 million increased $54 million from $177 million in the prior year, primarily due to higher provisions in BMO Capital Markets and our P&C businesses. The provision for credit losses on impaired loans ratio was 21 basis points, compared with 18 basis points in the prior year. There was a $22 million provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery of credit losses on performing loans in the prior year. The $22 million provision for credit losses on performing loans in the current quarter was due to portfolio growth, a moderating economic outlook and negative migration. The year-over-year increase in the provision for credit losses on performing loans was a result of negative migration in the

54	BMO Financial Group 202nd Annual Report 2019

current quarter, compared with positive migration in the prior year, and higher provisions in the current quarter from changes in scenario weights, partially offset by lower provisions in the current quarter from changes in the economic outlook.

Reported CCPB was $335 million in the fourth quarter of 2019, a decrease of $55 million from $390 million in the prior year, and adjusted CCPB, which excludes the net impact of major reinsurance claims, was $310 million, a decrease of $80 million. Adjusted CCPB decreased, due to the impact of lower annuity sales, offset by relatively unchanged long-term interest rates in the current year, compared with increases in long-term interest rates that decreased the fair value of policy benefit liabilities in the prior year and the impact of stronger equity markets in the current year.

Reported non-interest expense was $3,987 million, an increase of $794 million or 25% from the fourth quarter in the prior year, and adjusted non-interest expense was $3,463 million, an increase of $42 million or 1%, and also 1% excluding the impact of the stronger U.S. dollar. Adjusted non-interest expense excludes the restructuring charge in the current quarter, the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, as well as a benefit from the remeasurement of an employee benefit liability in the prior year. The increase largely reflected higher technology and employee-related costs, partially offset by lower premises costs.

The provision for income taxes was $318 million, a decrease of $120 million from the fourth quarter of 2018. The effective tax rate for the current quarter was 21.0%, compared with 20.6% a year ago. The adjusted provision for income taxes was $454 million, an increase of $78 million from the fourth quarter of 2018. The adjusted effective tax rate was 22.0% in the current quarter, compared with 19.7% in the fourth quarter of 2018. The higher reported and adjusted effective tax rate in the current quarter relative to the fourth quarter of 2018 was primarily due to a favourable U.S. tax item in the prior year.

Adjusted results in this Review of Fourth Quarter 2019 Performance section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

2018 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in fiscal 2019. This section summarizes our performance in fiscal 2018 relative to fiscal 2017. As noted on page 13, certain prior-year data has been reclassified to conform with the presentation in 2019, including restatements resulting from transfers between operating groups. Further information on these restatements is provided on page 33.

Net Income

Net income of $5,453 million increased $114 million or 2% from 2017, and adjusted net income of $5,982 million increased $485 million or 9% from the prior year. Adjusted net income excludes a $425 million one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform and a $203 million benefit from the remeasurement of an employee benefit liability in 2018, restructuring costs and acquisition integration costs and the amortization of acquisition-related intangible assets in both years, and a decrease in the collective allowance in 2017. The impact of the weaker U.S. dollar on net income was not significant. Reported and adjusted net income growth largely reflected the benefit of good performance in U.S. P&C, BMO Wealth Management and Canadian P&C. BMO Capital Markets results declined, while Corporate Services net loss was higher on a reported basis, but lower on an adjusted basis.

Return on Equity

Return on equity (ROE) was 13.3% and adjusted ROE was 14.6% in 2018, compared with 13.2% and 13.6%, respectively, in 2017. ROE increased in 2018, primarily due to growth in net income exceeding growth in common equity. Reported results in 2018 included the impact of the one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset on net income in 2018. There was an increase of $116 million or 2% from the prior year in net income available to common shareholders in 2018, and an increase of $487 million or 9% in adjusted net income available to common shareholders. Average common shareholders’ equity increased $792 million or 2% from 2017, primarily due to increased retained earnings, partially offset by lower accumulated other comprehensive income. The reported return on tangible common equity (ROTCE) was 16.2% in 2018, compared with 16.3% in 2017, and adjusted ROTCE was 17.5% in 2018, compared with 16.4% in 2017.

Revenue

Revenue of $22,905 million increased $798 million or 4% from the prior year. Revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), increased $984 million or 5% to $21,553 million in 2018, driven by good performance in U.S. P&C, Canadian P&C and BMO Wealth Management, and higher Corporate Services revenue, partially offset by a decrease in revenue in BMO Capital Markets. The impact of the weaker U.S. dollar on revenue growth was not significant.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities were $1,352 million in 2018, a decrease of $186 million from $1,538 million in 2017, due to the impact of higher increases in long-term interest rates decreasing the fair value of policy benefit liabilities in 2018, stronger equity markets in 2017 and less elevated reinsurance claims in 2018, partially offset by higher annuity sales and underlying business growth in 2018. The decrease related to the fair value of policy benefit liabilities and the increase related to annuity sales were largely offset in revenue.

Provision for Credit Losses

In 2018, we prospectively adopted IFRS 9. Under IFRS 9, we record a provision for credit losses on impaired loans and a provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years, and the provision for credit losses on performing loans replaces the collective provision for credit losses under IAS 39. The provision for credit losses (PCL) was $662 million in 2018, a decrease from $746 million in 2017. The PCL on impaired loans of $700 million decreased from $822 million in 2017, reflecting a net recovery of credit losses in BMO Capital Markets in 2018, compared with net provisions in 2017, lower provisions in Canadian and U.S. P&C and BMO Wealth Management, and higher recoveries in Corporate Services. There was a $38 million net recovery of credit losses on performing loans in 2018, primarily in U.S. P&C, compared with a $76 million pre-tax decrease in the collective allowance in 2017. Adjustments to the collective allowance for credit losses were recorded in Corporate Services reported results in 2017. Prior periods under IAS 39 have not been restated.

Non-Interest Expense

Non-interest expense increased $285 million or 2% to $13,477 million in 2018, and adjusted non-interest expense increased $447 million or 3% to $13,344 million. Adjusted non-interest expense excludes a $277 million benefit from the remeasurement of an employee benefit liability in 2018, as

BMO Financial Group 202nd Annual Report 2019	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

well as restructuring costs, the amortization of acquisition-related intangible assets and acquisition integration costs in both years. Reported and adjusted expenses increased, primarily due to increases in technology investments and higher employee-related expenses, partially offset by the benefits of disciplined expense management.

Provision for Income Taxes

The provision for income taxes was $1,961 million in 2018, compared with $1,292 million in 2017. The reported effective tax rate in 2018 was 26.5%, compared with 19.5% in 2017. The adjusted provision for income taxes was $1,565 million in 2018, compared with $1,353 million in 2017. The adjusted effective tax rate in 2018 was 20.7%, compared with 19.8% in 2017. The higher reported tax rate in 2018 was due to the $425 million one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset as a result of U.S. tax reform.

Canadian P&C

Reported net income of $2,549 million increased $49 million or 2% during the year, and adjusted net income of $2,551 million, which excludes the amortization of acquisition-related intangible assets, increased $48 million or 2% from 2017. Revenue increased $270 million or 4% to $7,610 million, due to higher balances across most products and higher margins. In our personal banking business, revenue increased due to an increase in non-interest revenue, including a $39 million gain related to the restructuring of Interac Corporation, higher margins and higher balances across most products. In our commercial banking business, revenue decreased, as the benefit from higher balances and higher margins was more than offset by lower non-interest revenue, due to the $187 million gain on the sale of Moneris US in 2017. The gain on the sale of Moneris US had a negative impact of approximately 7% on net income growth and 3% on revenue growth in 2018. The provision for credit losses decreased $14 million or 3% to $469 million. The provision for credit losses on impaired loans decreased $17 million in 2018, due to lower commercial provisions, partially offset by higher consumer provisions. There was a $3 million provision for credit losses on performing loans in 2018. Non-interest expense was $3,710 million, an increase of $176 million or 5% from 2017, largely reflecting continued investment in the business, including increases in technology and sales force investments.

U.S. P&C

Reported net income of $1,394 million increased $376 million or 37% from the prior year, and adjusted net income of $1,439 million increased $375 million or 35%. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $1,082 million increased $301 million or 39%, and adjusted net income of $1,117 million increased $300 million or 37%, due to higher revenue, the benefit of U.S. tax reform in 2018 and lower provisions for credit losses, partially offset by higher expenses. The benefit of U.S. tax reform added $91 million to reported net income and $95 million to adjusted net income. Results in 2017 included a $27 million after-tax ($43 million pre-tax) loss on a loan sale, which had a favourable impact of approximately 4% on reported net income growth, and 3% on an adjusted basis. Revenue of $3,834 million increased $346 million or 10%, mainly due to higher deposit revenue and loan balances in 2018, and the impact of the loss on a loan sale in 2017, net of loan margin compression. The provision for credit losses decreased $51 million or 23% to $170 million in 2018. The provision for credit losses on impaired loans decreased $20 million in 2018, reflecting lower consumer and commercial provisions. There was a $31 million net recovery of credit losses on performing loans in 2018. Non-interest expense of $2,303 million and adjusted non-interest expense of $2,258 million both increased 4%, primarily due to investments in technology and other investments in the business.

BMO Wealth Management

Reported net income of $1,072 million increased $105 million or 11% from 2017. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $1,113 million, an increase of $81 million or 8% from the prior year. Traditional Wealth reported net income of $805 million increased $76 million or 10% from 2017. Adjusted net income in Traditional Wealth of $846 million increased $52 million or 7%, primarily due to growth from our diversified businesses and higher equity markets on average, partially offset by higher expenses and a legal provision. Insurance net income was $267 million, an increase of $29 million or 12%, primarily driven by less elevated reinsurance claims in 2018 and business growth, partially offset by unfavourable market movements in 2018 relative to favourable market movements in 2017. Revenue of $6,301 million increased $83 million or 1% from 2017. Revenue, net of CCPB, of $4,949 million increased $269 million or 6%. Revenue in Traditional Wealth of $4,470 million increased $260 million or 6%, due to growth in client assets, including a benefit from higher equity markets on average, and higher deposit and loan revenue, partially offset by the impact of the divestiture of a non-core business in 2017. Insurance revenue, net of CCPB, of $479 million increased $9 million or 2%, due to less elevated reinsurance claims in 2018 and business growth, partially offset by market movements as noted above. The provision for credit losses was $6 million, compared with $8 million in 2017. The provision for credit losses on impaired loans decreased $2 million, reflecting lower consumer provisions. There was no provision for credit losses on performing loans in 2018. Non-interest expense was $3,515 million, an increase of $160 million or 5%. Adjusted non-interest expense was $3,463 million, an increase of $188 million or 6% from 2017, reflecting higher revenue-based costs, technology investments and strategic growth in the sales force, partially offset by the impact of the divestiture.

BMO Capital Markets

Reported net income of $1,156 million decreased $119 million or 9% from 2017. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $1,169 million, a decrease of $108 million or 8%, primarily due to lower revenue. Revenue of $4,363 million decreased $213 million or 5% from 2017. Excluding the impact of the weaker U.S. dollar, revenue decreased $188 million or 4%. Global Markets revenue decreased $155 million or 6% from 2017, due to lower interest rate trading revenues, lower equity-related activity with corporate clients and lower net securities gains. Investment and Corporate Banking revenue decreased $58 million or 3% from 2017, primarily due to lower underwriting and advisory revenue, partially offset by higher corporate banking-related revenue. Total net recovery of credit losses was $18 million, compared with net provisions of $44 million in 2017. The net recovery of credit losses on impaired loans was $17 million, and there was a $1 million net recovery of credit losses on performing loans in 2018. Non-interest expense of $2,859 million increased $73 million or 3%, and adjusted non-interest expense of $2,842 million increased $59 million or 2%, or 3% excluding the impact of the weaker U.S. dollar, mainly driven by continued investment in the business.

Corporate Services

Corporate Services reported net loss was $718 million in 2018, compared with a reported net loss of $421 million in 2017, and adjusted net loss was $290 million, compared with an adjusted net loss of $379 million in 2017. Adjusted net loss excludes the one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset and the benefit resulting from the remeasurement of an employee benefit liability in 2018, restructuring costs and acquisition integration costs in both years, with higher costs incurred in 2018, and a $54 million decrease in the collective allowance for credit losses in 2017. The adjusted net loss improved, primarily due to lower expenses and higher revenue, excluding the taxable equivalent basis adjustment. The reported net loss increased $297 million from 2017 due to the impact of the adjusting items and other drivers noted above.

Adjusted results in this 2018 Financial Performance Review section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

56	BMO Financial Group 202nd Annual Report 2019

Financial Condition Review

Summary Balance Sheet

(Canadian $ in millions) As at October 31	2019	2018	2017
Assets
Cash and interest bearing deposits with banks	56,790	50,447	39,089
Securities	189,438	180,935	163,198
Securities borrowed or purchased under resale agreements	104,004	85,051	75,047
Net loans	426,094	383,991	358,507
Derivative instruments	22,144	25,422	28,951
Other assets	53,725	47,447	44,812
Total assets	852,195	773,293	709,604
Liabilities and Equity
Deposits	568,143	520,928	479,792
Derivative instruments	23,598	23,629	27,804
Securities lent or sold under repurchase agreements	86,656	66,684	55,119
Other liabilities	115,727	109,549	97,515
Subordinated debt	6,995	6,782	5,029
Equity	51,076	45,721	44,345
Total liabilities and equity	852,195	773,293	709,604

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Overview

Total assets of $852.2 billion increased $78.9 billion from October 31, 2018. Total liabilities of $801.1 billion increased $73.5 billion from October 31, 2018. Total equity of $51.1 billion increased $5.4 billion from October 31, 2018. The U.S. dollar at October 31, 2019 was largely unchanged from the prior year and did not meaningfully impact balance sheet growth.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $6.3 billion, due to higher balances held with central banks.

Securities

(Canadian $ in millions) As at October 31	2019	2018	2017
Trading	85,903	99,697	99,069
Fair value through profit or loss (1)	13,704	11,611	na
Fair value through other comprehensive income – Debt and equity (2)	64,515	62,440	na
Available-for-sale	na	na	54,075
Amortized cost (3)	24,472	6,485	na
Held-to-maturity	na	na	9,094
Other	844	702	960
Total securities	189,438	180,935	163,198
(1)	Comprised of $2,899 million mandatorily measured at fair value and $10,805 million designated at fair value.
(2)

Includes allowances for credit losses on fair value through other comprehensive income debt securities of $2 million as at October 31, 2019 ($2 million as at October 31, 2018 and na as at October 31, 2017).

(3)	Net of allowances for credit losses of $1 million ($1 million as at October 31, 2018 and na as at October 31, 2017).

na – Not applicable due to IFRS 9 adoption.

Securities increased $8.5 billion, primarily due to liquidity management activities in Corporate Services and an increase in our insurance business, partially offset by lower balances in BMO Capital Markets.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $19.0 billion, driven by higher client activity in BMO Capital Markets, partially offset by lower balances in Corporate Services.

Net Loans

(Canadian $ in millions) As at October 31	2019	2018	2017
Residential mortgages	123,740	119,620	115,258
Non-residential mortgages	15,731	14,017	11,744
Consumer instalment and other personal	67,736	63,225	61,944
Credit cards	8,859	8,329	8,071
Businesses and governments	211,878	180,439	163,323
Gross loans	427,944	385,630	360,340
Allowance for credit losses	(1,850)	(1,639)	(1,833)
Total net loans	426,094	383,991	358,507

BMO Financial Group 202nd Annual Report 2019	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net loans increased $42.1 billion, largely driven by an increase of $31.4 billion in business and government loans, primarily due to growth in our P&C businesses and BMO Capital Markets. Consumer instalment and other personal loans increased $4.5 billion, due to growth in our P&C businesses and BMO Wealth Management. Residential mortgages increased $4.1 billion, mainly due to growth in Canadian P&C, and non-residential mortgages increased $1.7 billion, mainly due to growth in U.S. P&C.

Table 7 on page 122 of the Supplemental Information section provides a comparative summary of loans by geographic location and product. Table 9 on page 123 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 81, and further details on loans are provided in Notes 4, 6 and 24 on pages 151, 159 and 197 of the consolidated financial statements.

Derivative Financial Assets

Derivative financial assets decreased $3.3 billion, primarily due to a decrease in the fair value of foreign exchange, equity and commodity contracts, partially offset by an increase in the fair value of interest rate contracts.

Other Assets

Other assets include customers’ liability under acceptances, goodwill and intangible assets, premises and equipment, current and deferred tax assets, accounts receivable and prepaid expenses. Other assets increased $6.3 billion, primarily due to a $5.0 billion increase in customers’ liability under acceptances, mainly in Canadian P&C.

Deposits

(Canadian $ in millions) As at October 31	2019	2018	2017
Banks	23,816	27,907	28,205
Businesses and governments	343,157	312,177	283,276
Individuals	201,170	180,844	168,311
Total deposits	568,143	520,928	479,792

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Deposits increased $47.2 billion, reflecting higher levels of customer deposits across the operating groups. Deposits by businesses and governments increased $31.0 billion, reflecting growth in customer balances and higher wholesale funding for loan and liquid asset growth. Deposits by individuals increased $20.3 billion, due to growth in the P&C businesses and BMO Wealth Management. Deposits by banks decreased $4.1 billion. Further details on the composition of deposits are provided in Note 13 on page 174 of the consolidated financial statements and in the Liquidity and Funding Risk section on page 91.

Derivative Financial Liabilities

Derivative financial liabilities were relatively unchanged. A decrease in the fair value of foreign exchange contracts was largely offset by an increase in the fair value of equity, commodity and interest rate contracts.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements increased $20.0 billion, driven by client activity in BMO Capital Markets.

Other Liabilities

Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and Federal Home Loan Bank (FHLB) advances. Other liabilities increased $6.2 billion, primarily reflecting a $5.0 billion increase in acceptances, mainly in Canadian P&C. Securitization and structured entities liabilities increased $2.1 billion to fund loan and liquid asset growth. Insurance liabilities increased $2.0 billion, primarily due to the impact of lower interest rates and annuity sales. Securities sold but not yet purchased decreased $2.6 billion, due to lower levels of client activity in BMO Capital Markets. Further details on the composition of other liabilities are provided in Note 14 on page 175 of the consolidated financial statements.

Subordinated Debt

Subordinated debt increased $0.2 billion from the prior year. A new issuance was offset by a redemption in 2019. Further details on the composition of subordinated debt are provided in Note 15 on page 176 of the consolidated financial statements.

Equity

(Canadian $ in millions) As at October 31	2019	2018	2017
Share capital
Preferred shares and other equity instruments	5,348	4,340	4,240
Common shares	12,971	12,929	13,032
Contributed surplus	303	300	307
Retained earnings	28,725	25,850	23,700
Accumulated other comprehensive income	3,729	2,302	3,066
Total equity	51,076	45,721	44,345

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Total equity increased $5.4 billion, due to a $2.9 billion increase in retained earnings, a $1.4 billion increase in accumulated other comprehensive income and a $1.0 billion increase in preferred shares and other equity instruments. Retained earnings increased as a result of net income earned in the year, partially offset by dividends and common shares repurchased for cancellation. Accumulated other comprehensive income increased, primarily due to the impact of lower interest rates on both cash flow hedges and fair value through other comprehensive income debt securities, net of a decrease in accumulated other comprehensive income on pension and other employee future benefit plans. Preferred shares and other equity instruments increased due to new issuances in 2019.

Our Consolidated Statement of Changes in Equity on page 140 of the consolidated financial statements provides a summary of items that increase or reduce total equity, while Note 16 on page 177 of the consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found on the following page.

58	BMO Financial Group 202nd Annual Report 2019

Enterprise-Wide Capital Management

Capital Management

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors, fixed income investors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	underpins our operating groups’ business strategies;
•	supports depositor, investor and regulator confidence, while building long-term shareholder value; and
•	is consistent with our target credit ratings.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our Capital Management Corporate Policy and in our annual capital plan, which includes the results of our comprehensive Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that involves the application of stress testing and other tools to evaluate capital adequacy on both a regulatory and an economic capital basis. The results of this process are used in the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering the results of our ICAAP and in conjunction with our annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The capital management framework seeks to ensure that we are adequately capitalized given the risks we take in the normal course of business, as well as under stress, and it supports the determination of limits, targets and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and operating group levels. BMO evaluates assessments of actual and forecast capital adequacy against the capital plan throughout the year, and updates the plan to reflect changes in business activities, risk profile, operating environment or regulatory expectations.

BMO uses regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating our capital to operating groups, setting and monitoring capital limits and metrics, and measuring the groups’ performance against these limits and metrics, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in support of the strategic growth activities of our operating groups.

Refer to the Enterprise-Wide Risk Management section on page 68 for further discussion of the risks underlying our business activities.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including our Capital Management Corporate Policy framework, capital plan and capital adequacy assessments. The Board regularly reviews BMO’s capital position and key capital management activities, and the Risk Review Committee reviews the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and frameworks related to capital and risk management, as well as the ICAAP. The Corporate Audit Division, as the third line of defence, verifies our adherence to controls and identifies opportunities to strengthen our processes.

Regulatory Capital Requirements

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI), which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS). The minimum risk-based capital ratios set out in OSFI’s Capital Adequacy Requirements Guideline are a 4.5% Common Equity Tier 1 (CET1) Ratio, 6% Tier 1 Capital Ratio and 8% Total Capital Ratio. In addition to the minimum capital requirements, OSFI also expects domestic systemically important banks (D-SIBs), including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as a normal first step in periods of stress. The Pillar 1 buffers include a Capital Conservation Buffer of 2.5%, a D-SIB Common Equity Tier 1 surcharge of 1%, and the Countercyclical Buffer (which can range from 0% to 2.5%, depending on the bank’s exposure to jurisdictions that have activated the buffer). The Domestic Stability Buffer (DSB) is a Pillar 2 buffer that can range from 0% to 2.5% and is set at 2.0% as of the fourth quarter of fiscal 2019. The minimum leverage ratio set out in OSFI’s Leverage Requirements Guideline is 3%. OSFI’s capital requirements are summarized in the following table.

BMO Financial Group 202nd Annual Report 2019	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

(% of risk-weighted assets)	Minimum capital requirements	Pillar 1 Capital Buffers (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2019
Common Equity Tier 1 Ratio	4.5%	3.5%	2.0%	10.0%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	2.0%	11.5%	13.0%
Total Capital Ratio	8.0%	3.5%	2.0%	13.5%	15.2%
Leverage Ratio	3.0%	na	na	3.0%	4.3%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for D-SIBs and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2019). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 2.0% effective October 31, 2019. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

Regulatory Capital Ratios

The Common Equity Tier 1 Ratio reflects CET1 capital divided by Risk-Weighted Assets (RWA).

The Tier 1 Capital Ratio reflects Tier 1 capital divided by RWA.

The Total Capital Ratio reflects Total capital divided by RWA.

The Leverage Ratio reflects Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Regulatory Capital Elements

BMO maintains a capital structure that is diversified across instruments and tiers to ensure an appropriate mix of loss absorbency. The major components of our regulatory capital are summarized as follows:

OSFI’s Capital Adequacy Requirements (CAR) Guideline also requires the implementation of BCBS guidance on non-viability contingent capital (NVCC). NVCC provisions require the conversion of certain capital instruments into a variable number of common shares in the event that OSFI announces that a bank is, or is about to become, non-viable, or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability.

Under OSFI’s CAR Guideline, non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements, will be fully phased out by 2022.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC securities, which must be converted, in full, prior to the conversion of bail-in debt. As of the fourth quarter of fiscal 2019, the minimum requirements for Total Loss Absorbing Capacity (TLAC) were set at a risk-based TLAC ratio of 23.5% RWA, including a 2.0% DSB, and a TLAC leverage ratio of 6.75%, which we expect to meet when the minimum requirements come into effect on November 1, 2021. At October 31, 2019, our risk-based TLAC ratio was 20.4% and our TLAC leverage ratio was 6.75%.

Risk-Weighted Assets

Risk-Weighted Assets (RWA) measure a bank’s exposures, weighted for their relative risk and calculated in accordance with OSFI’s regulatory capital rules. RWA are calculated for credit, market and operational risks based on OSFI’s prescribed rules.

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit RWA in our portfolio. The AIRB Approach utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default, the downturn loss given default and exposure at default risk parameters, term to maturity and asset class type, as prescribed by the OSFI rules.

60	BMO Financial Group 202nd Annual Report 2019

These risk parameters are determined using historical portfolio data supplemented by benchmarking and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to quantify and differentiate risks appropriately to reflect changes in economic and credit conditions. Credit RWA related to certain Canadian and U.S. portfolios are determined under the Standardized Approach using prescribed risk weights based on external ratings, counterparty type or product type.

BMO’s market risk RWA are primarily determined using the more advanced Internal Models Approach, but the Standardized Approach is used for some exposures.

BMO uses the Advanced Measurement Approach, a risk-sensitive capital model, along with the Standardized Approach in certain areas permitted under OSFI rules, to determine capital requirements for operational risk.

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. In calculating regulatory capital ratios, there is a requirement to increase RWA when an amount calculated under the Standardized Approach (covering RWA and allowances) is higher than the result of a similar calculation under the more risk-sensitive modelled approach. The capital floor was not operative for the bank in fiscal 2019.

Capital Regulatory Developments

A number of regulatory capital changes, some finalized and some under development, are expected to put upward pressure on the amount of capital BMO is required to hold over time. The nature of these changes is outlined below.

In December 2017, the BCBS finalized the Basel III reforms to be implemented on January 1, 2022. The reforms included: revised standardized and internal ratings-based approaches for credit risk; revisions to the credit valuation adjustment (CVA) framework; a revised standardized approach for operational risk, which replaces the existing standardized and advanced measurement approaches; a revised leverage ratio framework; and an output floor for RWA, to be phased in over a five-year period. In July 2018, OSFI issued for consultation a discussion paper on the proposed domestic implementation of the final Basel III reforms. The discussion paper set out OSFI’s preliminary views on the scope and timing of the implementation of the final Basel III reforms in Canada. While the BCBS outlined a five-year transition period for the RWA output floor from 50% in 2022 to 72.5% in 2027, OSFI’s discussion paper proposes to set the output floor at 72.5% upon implementation of the reforms in the first quarter of fiscal 2022.

In January 2019, the BCBS issued final standards on the Minimum Capital Requirements for Market Risk (the Final Market Risk Framework), part of the Basel III reforms, to address the outstanding design and calibration issues of the 2016 framework and to provide further clarity that will facilitate its implementation. The proposed implementation date is January 1, 2022.

The Basel III reforms are expected to increase the amount of capital we are required to hold. We continue to engage with OSFI as it works to finalize the timing and approach to domestic implementation.

In June 2019, OSFI set the level of the Domestic Stability Buffer (DSB), a Pillar 2 buffer applicable to D-SIBs, at 2.0%, up from 1.75%, effective October 31, 2019. The increase reflects OSFI’s assessment of identified systemic vulnerabilities, including Canadian consumer indebtedness, asset imbalances in the Canadian market, and Canadian institutional indebtedness. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA.

In April 2019, OSFI released the final version of the Large Exposure Limits Guideline for implementation by Canadian D-SIBs in the first quarter of fiscal 2020, which is not expected to have a significant impact on our operations.

In November 2018, OSFI implemented its revised CAR Guideline. The main revisions included the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR) and the revised capital requirements for bank exposures to central counterparties, as well as a revised securitization framework. These changes resulted in a modest increase in the amount of capital we are required to hold due to transitional arrangements provided by OSFI for fiscal 2019. In November 2018, OSFI also implemented the revised Leverage Requirements Guideline to align with the changes related to counterparty credit risk and the securitization framework in the revised CAR Guideline.

IFRS 16, Leases is effective November 1, 2019 and will result in a downward adjustment to opening retained earnings on adoption. The main impact on BMO will be recording real estate leases on the balance sheet. Refer to Future Changes in Accounting Policies on page 111 and Note 1 of the consolidated financial statements for further information.

We expect a combined impact of approximately 15 to 20 basis points on our CET1 Ratio in the first quarter of fiscal 2020 from the adoption of IFRS 16 and the expiry of transitional arrangements for SA-CCR and the revised securitization framework.

In October 2019, the U.S. Federal Reserve Board issued final rules on tailoring the prudential standards for foreign banking organizations (FBOs), which establish four categories of capital and liquidity requirements based on an individual firm’s risk profile. The rules are expected to have a neutral to a slightly positive impact on our subsidiary BMO Financial Corp. (BFC).

2019 Regulatory Capital Review

BMO is well capitalized, with capital ratios that exceed OSFI’s published requirements for large Canadian banks, including the 2.0% DSB. Our CET1 Ratio was 11.4% as at October 31, 2019, compared with 11.3% as at October 31, 2018. The CET1 Ratio increased from the end of fiscal 2018, as higher CET1 capital, primarily from retained earnings growth, more than offset higher RWA, which was driven by business growth.

Our Tier 1 Capital and Total Capital Ratios were 13.0% and 15.2%, respectively, as at October 31, 2019, compared with 12.9% and 15.2%, respectively, as at October 31, 2018. The Tier 1 Capital Ratio was higher mainly due to the factors impacting the CET1 Ratio discussed above and the net increase in Additional Tier 1 (AT1) capital from issuances, net of the redemption of a non-NVCC instrument. The Total Capital Ratio was consistent with the prior year, as higher total capital, mainly from higher Tier 1 capital, was offset by higher RWA.

The impact of foreign exchange rate movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange rate movements on its capital ratios, and did so during 2019. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 4.3% as at October 31, 2019, up from 4.2% as at October 31, 2018, due to higher Tier 1 capital, mainly from retained earnings growth and the net new issuance of AT1 capital discussed above, partially offset by higher leverage exposures, which were driven by strong business growth.

While the ratios discussed above reflect the bank’s consolidated capital base, BMO conducts business through a variety of corporate structures, including subsidiaries. A framework is in place such that capital and funding are managed appropriately at the subsidiary level.

BMO Financial Group 202nd Annual Report 2019	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a U.S. bank holding company with total consolidated assets less than US$250 billion, our subsidiary BFC continues to be subject to the Federal Reserve Board’s (FRB) Comprehensive Capital Analysis and Review (CCAR) and Dodd-Frank Act Stress Test (DFAST) requirements, on a biennial basis beginning with CCAR 2020, although it will not be required to conduct any company-run stress tests. CCAR is an exercise conducted by the FRB to assess whether the largest bank holding companies and FBOs operating in the United States have sufficient capital to support their operations throughout periods of economic and financial stress and have robust, forward-looking capital planning processes that address their unique risks. DFAST is a forward-looking exercise complementary to CCAR and conducted by the FRB to assess whether the financial companies that it supervises have sufficient capital to absorb losses and support operations during adverse economic conditions. BFC will continue to be required to create and maintain a capital plan, which indicates that its capital ratios, under the firm severely adverse scenario, will remain above well-capitalized levels.

Regulatory Capital (1)

(Canadian $ in millions, except as noted) As at October 31	2019	2018
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	13,274	13,229
Retained earnings	28,725	25,856
Accumulated other comprehensive income (and other reserves)	3,729	2,302
Goodwill and other intangibles (net of related tax liability)	(8,331)	(8,261)
Other common equity Tier 1 capital deductions	(1,326)	(405)
Common Equity Tier 1 capital (CET1)	36,071	32,721
Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	5,058	4,050
Directly issued capital instruments subject to phase-out from Additional Tier 1	290	740
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
Total regulatory adjustments applied to Additional Tier 1 capital	(218)	(291)
Additional Tier 1 capital (AT1)	5,130	4,499
Tier 1 capital (T1 = CET1 + AT1)	41,201	37,220
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	6,850	6,639
Directly issued capital instruments subject to phase-out from Tier 2 capital	145	143
Tier 2 instruments (and CET1 and AT1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
General allowance	194	235
Total regulatory adjustments to Tier 2 capital	(50)	(121)
Tier 2 capital (T2)	7,139	6,896
Total capital (TC = T1 + T2)	48,340	44,116
Risk-Weighted Assets and Leverage Ratio exposures
CET1 Capital Risk-Weighted Assets	317,029	289,237
Tier 1 Capital Risk-Weighted Assets	317,029	289,420
Total Capital Risk-Weighted Assets	317,029	289,604
Leverage Exposures	956,493	876,106
Capital ratios (%)
Common Equity Tier 1 Ratio	11.4	11.3
Tier 1 Capital Ratio	13.0	12.9
Total Capital Ratio	15.2	15.2
Leverage Ratio	4.3	4.2

(1)	Non-qualifying Additional Tier 1 and Tier 2 capital instruments are being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 capital and Tier 1 capital levels were $36.1 billion and $41.2 billion, respectively, as at October 31, 2019, up from $32.7 billion and $37.2 billion, respectively, as at October 31, 2018. CET1 capital increased, mainly driven by retained earnings growth, and to a lesser degree from a lower deduction for deferred tax assets and higher unrealized gains from securities fair valued through other comprehensive income, partially offset by an increase in the deduction for a shortfall of provisions to expected losses and the net impact of higher pension and other post-employment benefit obligations due to lower discount rates. The increase in Tier 1 capital was mainly due to CET1 capital growth and the net new issuances of AT1 capital discussed above.

Total capital was $48.3 billion as at October 31, 2019, up from $44.1 billion as at October 31, 2018, mainly attributable to the growth in Tier 1 capital discussed above.

62	BMO Financial Group 202nd Annual Report 2019

Changes in Risk-Weighted Assets

Total CET1 Capital RWA were $317.0 billion as at October 31, 2019, up from $289.2 billion as at October 31, 2018. Credit Risk RWA were $269.3 billion as at October 31, 2019, up from $240.5 billion as at October 31, 2018, due to strong business growth, partially offset by lower RWA from changes in book quality and methodology, net of the impact of regulatory changes. As noted above, the impact of foreign exchange rate movements is largely offset in the CET1 Ratio. Market Risk RWA were $11.2 billion as at October 31, 2019, down from $13.5 billion as at October 31, 2018, attributable to broadly lower general market risk levels and methodology changes. Operational Risk RWA were $36.6 billion as at October 31, 2019, up from $35.2 billion as at October 31, 2018, primarily due to growth in the bank’s average gross income. There was no capital floor RWA adjustment as at October 31, 2019, and October 31, 2018.

(Canadian $ in millions) As at October 31	2019	2018
Credit Risk
Wholesale
Corporate, including specialized lending	127,355	112,394
Corporate small and medium-sized enterprises	42,981	39,496
Sovereign	4,552	3,323
Bank	3,928	4,790
Retail
Residential mortgages, excluding home equity line of credit	9,512	9,527
Home equity line of credit	5,605	4,846
Qualifying revolving retail	6,482	5,452
Other retail, excluding small and medium-sized enterprises	14,163	12,078
Retail small and medium-sized enterprises	8,063	7,264
Equity	2,407	1,971
Trading book	12,410	9,693
Securitization	2,722	2,295
Other credit risk assets – non-counterparty managed assets	17,210	16,776
Scaling factor for credit risk assets under AIRB Approach (1)	11,891	10,595
Total Credit Risk	269,281	240,500
Market Risk	11,183	13,532
Operational Risk	36,565	35,205
CET1 Capital Risk-Weighted Assets	317,029	289,237
Additional CVA adjustment, prescribed by OSFI, for Tier 1 capital	–	183
Tier 1 Capital Risk-Weighted Assets	317,029	289,420
Additional CVA adjustment, prescribed by OSFI, for Total capital	–	184
Total Capital Risk-Weighted Assets	317,029	289,604

(1)	The scaling factor is applied to RWA amounts for credit risk under the Advanced Internal Ratings Based (AIRB) Approach.

Economic Capital

Economic capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a consistent basis across such risks. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

BMO Financial Group 202nd Annual Report 2019	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Capital and RWA by Operating Group and Risk Type

(As at October 31, 2019)

Capital Management Activities

On June 3, 2019, we renewed our normal course issuer bid (NCIB) effective for one year. Under this NCIB, we may purchase up to 15 million of our common shares for cancellation. The NCIB is a regular component of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to management discretion based on factors such as market conditions and capital levels. The bank will consult with OSFI before making purchases under the NCIB. During 2019, we repurchased and cancelled 1 million of our common shares as part of the NCIB at an average cost of $90.00 per share, totalling $90 million. During 2018, we repurchased and cancelled 10 million of our common shares as part of the NCIB, totalling $991 million.

During 2019, BMO issued approximately 0.9 million common shares through the exercise of stock options.

During 2019, BMO completed Tier 1 and Tier 2 capital instrument issuances, redemptions and resets, as outlined in the table below.

Share Issuances, Redemptions, Resets and Conversions

(in millions) As at October 31, 2019	Issuance, redemption or reset date	Number of shares	Amount
Common shares issued
Stock options exercised		0.9		$62

Tier 1 Capital
Issuance of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 46	April 17, 2019	14.0		$350
Rate reset of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27	May 25, 2019	20.0		$500
Rate reset of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29	August 25, 2019	16.0		$400
Redemption of BMO Capital Trust II Tier 1 Notes – Series A	December 31, 2018			$(450)
Issuance of 4.800% Additional Tier 1 Capital Notes	July 30, 2019		US$	500

Tier 2 Capital
Redemption of Series H Medium-Term Notes, First Tranche	September 19, 2019			$(1,000)
Issuance of Series J Medium-Term Notes, First Tranche	September 16, 2019			$1,000

If an NVCC trigger event were to occur, our NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.07 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

On November 14, 2019, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31 (Preferred Shares Series 31). During the conversion period, which ran from October 28, 2019 to November 12, 2019, 69,570 Preferred Shares Series 31 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 32 (Preferred Shares Series 32), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 31 prospectus supplement dated July 23, 2014. As a result, no Preferred Shares Series 32 will be issued and holders of Preferred Shares Series 31 will retain their shares; the dividend rate for the Preferred Shares Series 31 will be 3.851% for the five-year period commencing on November 25, 2019 and ending on November 24, 2024.

Further details on subordinated debt and share capital are provided in Notes 15 and 16, respectively, of the consolidated financial statements.

64	BMO Financial Group 202nd Annual Report 2019

Outstanding Shares and NVCC Capital Instruments

	Number of shares or dollar amount (in millions)		Dividends declared per share
As at October 31, 2019			2019	2018	2017
Common shares		639	$4.06	$3.78	$3.56

Class B Preferred shares
Series 14 (1)		–	–	–	$0.66
Series 15 (1)		–	–	–	$0.73
Series 16 (2)		–	–	$0.64	$0.85
Series 17 (2)		–	–	$0.52	$0.55
Series 25 (3)		$236	$0.45	$0.45	$0.45
Series 26 (3)		$54	$0.70	$0.59	$0.43
Series 27*		$500	$0.98	$1.00	$1.00
Series 29*		$400	$0.96	$0.98	$0.98
Series 31*		$300	$0.95	$0.95	$0.95
Series 33*		$200	$0.95	$0.95	$0.95
Series 35*		$150	$1.25	$1.25	$1.25
Series 36*		$600	$58.50	$58.50	$58.50
Series 38*		$600	$1.21	$1.21	$1.33
Series 40*		$500	$1.13	$1.13	$0.80
Series 42*		$400	$1.10	$1.10	$0.45
Series 44*		$400	$1.44	–	–
Series 46*		$350	$0.77	–	–

Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes	US$	500	na	na	na

Medium-Term Notes* (4)
Series H – Second Tranche		$1,000	na	na	na
Series I – First Tranche		$1,250	na	na	na
Series I – Second Tranche		$850	na	na	na
3.803% Subordinated Notes	US$	1,250	na	na	na
4.338% Subordinated Notes	US$	850	na	na	na
Series J – First Tranche		$1,000	na	na	na

Stock options
Vested		3.5
Non-vested		2.6

*	Convertible into common shares
(1)	Redeemed in May 2017.
(2)	Redeemed in August 2018.
(3)	In August 2016, approximately 2.2 million Series 25 Preferred Shares were converted into Series 26 Preferred Shares on a one-for-one basis.
(4)

Note 15 of the consolidated financial statements includes details on the Series H Medium-Term Notes, Second Tranche, Series I Medium-Term Notes, First Tranche and Second Tranche, USD 3.803% Subordinated Notes, USD 4.338% Subordinated Notes and Series J Medium-Term Notes, First Tranche.

na – not applicable

Note 16 of the consolidated financial statements includes details on share capital and other equity instruments.

Dividends

Dividends declared per common share in fiscal 2019 totalled $4.06, up 7% from the prior year. Annual dividends declared represented 46.8% of reported net income and 43.0% of adjusted net income available to common shareholders on a last twelve months basis.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends, based on earnings over the last twelve months) is 40% to 50%, providing shareholders with a competitive dividend yield. BMO’s target dividend payout range seeks to provide shareholders with stable income while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and support capital adequacy.

At year end, BMO’s common shares provided a 4.2% annualized dividend yield based on year-end closing share price. On December 3, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, up $0.03 per share or 3% from the prior quarter and up $0.06 per share or 6% from a year ago. The dividend is payable on February 26, 2020 to shareholders of record on February 3, 2020.

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP). In fiscal 2019, common shares to supply the DRIP were purchased on the open market.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 202nd Annual Report 2019	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Financial Instruments and Off-Balance Sheet Arrangements

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. As such, we have included discussion below on our consumer loans portfolio, leveraged finance and our BMO-sponsored securitization vehicles. An index of the disclosures recommended by the Enhanced Disclosure Task Force of the FSB and the pages on which these disclosures appear in our Annual Report or Supplementary Financial Information is provided on page 116. We also enter into a number of off-balance sheet arrangements in the normal course of operations, which are discussed further below, and include Credit Instruments, Structured Entities and Guarantees.

Consumer Loans

In Canada, our Consumer Lending portfolio is comprised of three main asset classes: real estate secured lending (including residential mortgages and home equity products), instalment and other personal loans (including indirect automobile loans) and credit card loans. We do not have any subprime or Alt-A mortgage or home equity loan programs, nor do we purchase subprime or Alt-A loans from third-party lenders.

In the United States (U.S.), our Consumer Lending portfolio is primarily comprised of three asset classes: residential first mortgages, home equity products and indirect automobile loans.

In both Canada and the U.S., consumer lending products are underwritten to prudent standards relative to credit scores, loan-to-value ratios and capacity assessment. Our lending practices consider the ability of our borrowers to repay and the underlying collateral value.

Further discussion of the Consumer Lending portfolio related to the Canadian housing market is provided in the Top and Emerging Risks That May Affect Future Results section on page 68.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans and mezzanine financing provided to private equity-owned businesses for which our assessment indicates a higher level of credit risk. BMO has some exposure to leveraged finance loans, which represented 1.8% of total assets, with $15.1 billion outstanding as at October 31, 2019 (1.7% and $13.5 billion, respectively, in 2018). Of this amount, 27% of leveraged finance loans, with $4.1 billion outstanding as at October 31, 2019 (30% and $4.0 billion, respectively, in 2018), are well secured by high-quality assets. In addition, $207 million or 1.4% of all leveraged finance loans were classified as impaired as at October 31, 2019 ($129 million or 1.0% in 2018).

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (which are then securitized through a bank securitization vehicle) or its customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $113 million in 2019 ($97 million in 2018).

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada provide our customers with access to financing either from BMO or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets either directly into these vehicles, or indirectly by selling an interest in the securitized assets into these vehicles, which then issue ABCP to either investors or BMO in order to fund the purchases. In all cases, the sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. None of the sellers are affiliated with BMO.

Our exposure to potential losses arises from our purchase of ABCP issued by the vehicles, any related derivative contracts we have entered into with the vehicles, and the liquidity support we provide to the market-funded vehicles. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.

Two of these customer securitization vehicles are market-funded, while the third is funded directly by BMO. BMO does not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 on page 160 of the consolidated financial statements. No losses were recorded on any of BMO’s exposures to these vehicles in 2019 and 2018.

The market-funded vehicles had a total of $3.5 billion of ABCP outstanding as at October 31, 2019 ($4.1 billion in 2018). The ABCP issued by the market-funded vehicles is rated R-1(high) by DBRS and P1 by Moody’s. BMO’s purchases of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $8 million as at October 31, 2019 ($12 million in 2018).

BMO provides committed liquidity support facilities for the market-funded vehicles totalling $5.5 billion as at October 31, 2019 ($5.6 billion in 2018). This amount comprised part of our commitments outlined in Note 24 on page 197 of the consolidated financial statements. All of these facilities remain undrawn. The assets of each of these market-funded vehicles consist primarily of exposure to diversified pools of Canadian automobile-related receivables and Canadian insured and conventional residential mortgages. These two asset classes represent 79% (82% in 2018) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

We sponsor one customer securitization vehicle in the U.S. that we consolidate under IFRS. Further information on the consolidation of customer securitization vehicles is provided in Note 7 on page 160 of the consolidated financial statements. This market-funded customer securitization vehicle provides our customers, the sellers of the assets, with access to financing in the U.S. ABCP markets. The sellers remain responsible for servicing the assets involved in the related financing and are first to absorb any losses realized on those assets. None of the sellers are affiliated with BMO.

Our exposure to potential losses arises from our purchase of ABCP issued by the vehicle, any related derivative contracts we have entered into with the vehicle, and the liquidity support we provide to the vehicle. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. No losses were recorded on any of BMO’s exposures to the vehicle in 2019 and 2018.

66	BMO Financial Group 202nd Annual Report 2019

The vehicle had US$2.6 billion of ABCP outstanding as at October 31, 2019 (US$2.9 billion in 2018). The ABCP issued by the vehicle is rated A1 by S&P and P1 by Moody’s. In order to comply with U.S. risk retention rules that came into effect in 2017, BMO held US$145 million of the vehicle’s ABCP as at October 31, 2019 (US$159 million in 2018).

BMO provides a committed liquidity support facility to the vehicle, with the undrawn amount totalling US$5.1 billion as at October 31, 2019 (US$5.4 billion in 2018). This amount comprised part of our commitments outlined in Note 24 on page 197 of the consolidated financial statements. The assets of this customer securitization vehicle consist primarily of exposure to diversified pools of U.S. automobile-related receivables and U.S. government-guaranteed Federal Family Education Loan Program loans. These two asset classes represent 74% (74% in 2018) of the aggregate assets of the vehicle.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified, and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of their contracts with us. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet credit instruments in order to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $185 billion as at October 31, 2019 ($163 billion in 2018). However, this amount is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.

Further information on these instruments can be found in Note 24 on page 197 of the consolidated financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Structured Entities (SEs)

We carry out certain business activities through arrangements involving SEs, using them to secure customer transactions, obtain sources of liquidity by securitizing certain of our financial assets or pass our credit risk to securities holders of the vehicles. Note 6 on page 159 of the consolidated financial statements describes our loan securitization activities carried out through third-party programs. Under IFRS, we consolidate SEs if we control the entity.

Our interests in SEs are discussed in detail in the BMO-Sponsored Securitization Vehicles section above and in Note 7 on page 160 of the consolidated financial statements, which discusses our interests in both consolidated and unconsolidated SEs. We consolidate the bank’s securitization vehicles, our U.S. customer securitization vehicle, and certain capital and funding vehicles. We do not consolidate our Canadian customer securitization vehicles, certain capital vehicles, various BMO managed funds and various other structured entities where we hold investments.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities, and derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was approximately $29 billion as at October 31, 2019 ($25 billion in 2018). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees would require us to make any payments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.

For a more detailed discussion of these arrangements, refer to Note 24 on page 197 of the consolidated financial statements.

Caution

This Select Financial Instruments and Off-Balance Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 202nd Annual Report 2019	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Risk Management

As a diversified financial services company providing banking, wealth management, capital market and insurance services, we are exposed to a variety of risks that are inherent in our business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is integral to building competitive advantage.

Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks that we face, as discussed in the following sections:

68	Risks That May Affect Future Results
72	Risk Management Overview
73	Framework and Risks
78	Credit and Counterparty Risk
86	Market Risk
91	Insurance Risk
91	Liquidity and Funding Risk

100	Operational Risk
103	Legal and Regulatory Risk
105	Business Risk
105	Strategic Risk
105	Environmental and Social Risk
106	Reputation Risk

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2019 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Note 1 on page 142 and Note 5 on page 158 of the consolidated financial statements.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

BMO is exposed to a variety of evolving risks that have the potential to affect our business, the results of our operations and our financial condition. The integral tasks in our risk management process are to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. Our top and emerging risk identification process involves several forums for discussion with the Board, senior management and business thought leaders, and combines both bottom-up and top-down approaches in considering risk. Our assessment of top and emerging risks informs the development of action plans and stress tests related to our exposure to certain events.

Particular attention has been given to the following:

General Economic Conditions

Our earnings are affected by the general economic conditions prevailing in Canada, the United States and other jurisdictions in which we conduct business. In the past year, growth in real gross domestic product in both Canada and the United States has slowed. In addition, parts of the yield curves in both countries were inverted at various times during the year and the U.S. Federal Reserve lowered the target range of the federal funds rate three times. These events, as well as rising global trade protectionism (described in Escalating Trade Disputes below), point to the risk that growth in the two countries will slow further in the coming year or that they may enter an economic recession.

Management continually reviews the economic environment in which the bank operates, looking for any indication of significant changes in key economic variables. In the event of a significant change in economic conditions, management assesses its portfolio and business strategies and develops contingency plans to address any adverse developments.

Cyber Security, Information Security and Privacy Risk

The pervasive use of the internet and the reliance on advanced digital technologies by the bank, by our suppliers and by our customers expose us to a heightened risk of service interruptions, digital fraud and breaches of privacy. The evolving cyber threat landscape and increasing sophistication of attackers using artificial intelligence have been significant concerns across all industries, including banking, making this a top risk for BMO. Information security is integral to BMO’s business activities, brand and reputation. We face common banking information security risks, including the threat of hacking, loss or exposure of customer or employee information, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption. We continue to evolve our capabilities and invest in our Financial Crimes Unit, which is the first of its kind among our Canadian peers, bringing together cyber defences, fraud and physical security functions, as well as subject matter experts across the lines of business and business functional groups. This will enhance our ability to prevent, detect and manage cyber security threats. In addition, we continue to benchmark and review best practices across the banking and cyber security industries, conduct external reviews of incidents related to cyber security, evaluate the effectiveness of our key controls and develop new controls, and invest in both technology and human resources. BMO performs assessments of our third-party service providers to monitor their alignment with standards, and we actively participate in thought leadership forums to learn about emerging threats. We also work with information security and industry groups to bolster our internal resources and technology capabilities in order to improve our ability to remain resilient in a rapidly evolving threat landscape.

68	BMO Financial Group 202nd Annual Report 2019

Escalating Trade Disputes

Rising protectionism and anti-globalization sentiment in the United States and other countries may lead to slower global growth. In particular, a protracted and wide-ranging trade dispute between the United States and China could adversely affect business investment, and could be especially problematic for commodity-producing countries, such as Canada. Trade disputes also arose between Canada and China over the course of the year, with China banning the importation of Canadian canola and temporarily banning certain meat products. In addition, there remains some uncertainty with respect to ratification of the United States-Mexico-Canada Agreement (USMCA) in the U.S. Congress.

Although it is difficult to predict and mitigate the potential economic and financial consequences of trade-related events on the Canadian and U.S. economies, we actively monitor global and North American trends and continually assess our portfolio and business strategies in the context of these trends. We stress test our portfolios, business plans and capital adequacy against severely adverse scenarios arising from trade-related shocks, and we establish contingency plans and mitigation strategies to address and offset the consequences of possible adverse political and/or economic developments.

Our credit exposure by geographic region is set out in Tables 7, 8 and 11 to 13 on pages 122 and 124 to 127 and in Note 4 on page 151 of the consolidated financial statements.

Technology Disruption, Competition and Resiliency

The financial services industry continues to undergo rapid change, as technology enables new non-traditional entrants to compete in certain segments of banking, including retail payments, consumer and commercial lending, foreign exchange and investment advisory services. New entrants may leverage new technologies, advanced data and analytical tools, and in some cases, less stringent regulatory requirements and oversight, allowing them to provide services to their customers more quickly and at a lower cost. Failure to keep pace with these new technologies and the competition they enable could impact our revenues and earnings over time, if customers choose the services of these new market entrants. While we closely monitor technology disruptors and regulatory changes that may impact the competitive landscape, including potential new regulations related to open banking, we are also making further investments in technology and innovation in order to keep pace with evolving customer expectations. Given the extent to which our operations rely on technology and technology vendors, it is important to maintain a technology platform that provides a high level of operational reliability and resilience. We have processes and initiatives in place to ensure an appropriate level of resiliency in our technology platform, particularly with respect to critical systems.

Geopolitical Risk

Geopolitical risk remains elevated as a result of strained relations among many countries, including between the United States and China and Iran. Heightened geopolitical risk can give rise to shifts in global capital flows, which may lead to market disruptions and a decrease in investment, trade and global economic growth. Our core banking portfolio has limited direct exposure outside North America; however, our core customers and our international strategy depend on continued growth and trade. To mitigate our exposure to geopolitical risk, we maintain a diversified portfolio that we continually monitor and test, in addition to contingency plans that we may establish to address any possible adverse developments.

Low or Negative Interest Rates

In the second half of 2019, the U.S. Federal Reserve lowered its target range for the U.S. federal funds rate three times. In the event of a recession, the Bank of Canada and the U.S. Federal Reserve will likely continue to reduce rates and, depending on the depth and length of the recession, may consider using negative rates to stimulate their respective economies.

Low or negative interest rates could expose the bank to a number of financial, operational and technology risks. The most significant financial impact would result from compression of the bank’s net interest margin and likely lower net interest income. In terms of operational and technology risks in a negative interest rate environment, the bank may need to adapt its operations to fully accommodate the assessment of negative rates on its loans and deposits.

In the event of low or negative interest rates, the bank would look to other sources of income in order to offset the likely decrease in net interest income.

Canadian Housing Market and Consumer Leverage

While recent data indicates that Canadian housing market activity has rebounded from its low in early 2019, in part due to the decrease in market interest rates over the past year, there are a range of factors that could potentially weigh on sales activity and home prices in the near future. These factors include historically elevated levels of household debt and an associated slower pace of mortgage credit growth, low housing affordability in the Greater Toronto Area (GTA) and Greater Vancouver Area (GVA), and the possibility of a broader economic downturn, although the latter is not expected in the near term. Although the Canadian household debt-to-disposable income ratio has been relatively stable over the past few years, it remains near record highs. If households were to place a greater emphasis on reducing debt, it could be expected to weigh broadly on consumer spending and housing market activity. Further reductions in home sales activity, particularly in the GTA and GVA, would impact mortgage origination volumes and, if property values were to decline, would reduce the value of collateral backing of our loans and could result in higher provisions for credit losses. It is not possible to accurately predict the full impact of recent economic and policy changes or any potential future changes, but robust economic conditions in these regions, including sustained economic growth, low unemployment and ongoing population growth, support our expectation of continued low delinquency rates for real estate loans. Our prudent lending practices, which include the application of additional underwriting scrutiny on higher-value and higher loan-to-value transactions and the setting and close monitoring of regional, property type and customer segment concentration limits, support the soundness of our Canadian real estate lending portfolio. Further, our stress test analysis suggests that even significant price declines and recessionary economic conditions would result in manageable losses, mainly due to insurance coverage and the significant level of equity built up in seasoned loans.

BMO Financial Group 202nd Annual Report 2019	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Oil and Gas Industry Outlook

Oil and gas prices decreased over the course of the year, reflecting increased supply and moderating economic conditions. Should these factors deteriorate further, leading to oil and gas prices moving to a new lower range, this will pose a challenge for exploration and production companies. In addition, exploration companies that are able to generate positive cash flows in this low-price environment may further reduce servicing costs and instead focus on strengthening their balance sheet and/or increasing returns to shareholders, which would impact the oil and gas services sector.

The bank remains focused on taking risks within its approved risk appetite, while seeking appropriate returns on those risks. In the exploration and production sector, we have maintained our focus on borrowers with high-quality assets and enhanced our analysis of the potential volatility of cash flows and market values. We also maintain an internal limit that caps our exposure to this sector. In the oil and gas services sector, we are focused on borrowers that are heavily weighted to providing maintenance and servicing to the largest producers.

Other Factors That May Affect Future Results

Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which We Conduct Business

Our earnings are affected by the fiscal and monetary policies and other economic conditions prevailing in Canada, the United States and other jurisdictions in which we conduct business. These policies and conditions may have the effect of reducing competition, profitability and certainty in some specific businesses and markets, which may affect our customers and counterparties, potentially contributing to a greater risk of default. Changes in fiscal and monetary policies are difficult to anticipate. Fluctuations in interest rates can have an impact on our earnings, the value of our investments, the credit quality of lending to our customers and counterparty exposure, and the capital markets that we access.

Changes in the value of the Canadian dollar relative to the U.S. dollar have affected, and could in future affect, the results of our clients with significant foreign earnings or input costs in either Canadian dollars or U.S. dollars. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated risk-weighted assets and capital deductions may result in variability in the bank’s capital ratios. BMO may take steps to manage the impact of foreign exchange rate movements on its capital ratios, and did so during 2019. Refer to the Enterprise-Wide Capital Management section on page 59. The value of the Canadian dollar relative to the U.S. dollar will also affect the contribution of our U.S. operations to our Canadian-dollar profitability.

Hedging positions may be taken to manage interest rate exposures and partially offset the effects of Canadian dollar/U.S. dollar exchange rate fluctuations on our financial results. Refer to the Foreign Exchange section on page 23 and the Market Risk section on page 86 for a more complete discussion of our foreign exchange and interest rate risk exposures.

Environmental Risks

We face risks arising from environmental events, such as drought, floods, wildfires, earthquakes, and hurricanes and other storms. These events could potentially disrupt our operations, impact our customers and counterparties, and result in lower earnings and higher losses. Factors contributing to heightened environmental risks include the impacts of climate change and the continued intensification of development in areas of greater environmental sensitivity. Our business continuity management preparations provide us with the capability to restore, maintain and manage critical operations and processes in the event of a business disruption.

BMO also faces risks in relation to borrowers that experience losses or increases in their operating costs as a result of climate-related policies, such as carbon emissions pricing, or that experience lower revenue as new and emerging technologies displace or disrupt demand for certain commodities, products and services.

Legal, regulatory, business or reputation risks could arise from BMO’s actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, or our disclosures on these matters. Legal, regulatory or reputation risks related to environmental matters could also impact our customers, suppliers or other stakeholders, giving rise to business or reputation risks for BMO. We monitor environmental, legal and regulatory developments on an ongoing basis as part of our overall assessment of operational, business and reputation risks.

We support the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), and we employ the TCFD framework to enhance our understanding of the evolving impact of risks associated with climate change, together with possible mitigation strategies. We are building an internal capacity at BMO to conduct climate change scenario analysis, in line with the TCFD recommendations, and we will apply these results across the enterprise. These efforts will help us to identify potential material financial risks, and will inform our business strategy in relation to climate change going forward.

Refer to the Environmental and Social Risk section on page 105 for further discussion of these risks.

Regulatory Requirements

The financial services industry is highly regulated, and we have experienced changes and increasing complexity in regulatory requirements, as governments and regulators around the world continue to pursue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. As a result, there is the potential for higher capital requirements and additional regulatory compliance costs, which could lower our returns and affect our growth. These reforms could also affect the cost and availability of funding and the extent of our market-making activities. Regulatory reforms may also impact fees and other revenues for certain of our operating groups. In addition, differences in laws and regulations enacted by various national regulatory authorities may provide advantages to our international competitors that could affect our ability to compete, and lead to loss of market share. We monitor such developments, and other potential changes, so that BMO is well-positioned to respond and implement any necessary changes.

Failure to comply with applicable legal and regulatory requirements could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute our business strategies, a decline in investor and customer confidence, and damage to our reputation. Refer to the Legal and Regulatory Risk and Enterprise-Wide Capital Management sections on pages 103 and 59, respectively, for a more complete discussion of our exposure to legal and regulatory risk.

70	BMO Financial Group 202nd Annual Report 2019

Tax Legislation and Interpretations

Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact our earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the G20 and the Organisation for Economic Co-operation and Development to broaden the tax base globally and improve tax-related reporting. Refer to the Critical Accounting Estimates section on page 107 for further discussion of income taxes and deferred tax assets.

Acquisitions

We conduct thorough due diligence before completing business or portfolio acquisitions. However, it is possible that we could complete an acquisition that subsequently does not perform in line with our financial or strategic objectives or expectations. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals, and we may not be able to determine when, if or on what terms the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in reductions in revenue, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect our earnings. Integration costs may increase as a result of regulatory costs related to an acquisition, other unanticipated costs that were not identified in the due diligence process or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and on integrating key systems and processes without disruption, and there can be no assurance that we will always succeed in doing so.

Brexit

Negotiations regarding the exit of the United Kingdom (U.K.) from the European Union (EU) (Brexit) are ongoing, with continued uncertainty about whether the U.K. will be able to negotiate a smooth transition out of the EU, or whether there will be a no-deal Brexit. A no-deal Brexit would impact the ability of U.K. financial institutions to provide services within the EU, as well as the ability of EU financial institutions to provide services within the U.K. BMO has operations and clients across the EU, including in the U.K. We are prepared to serve our clients, counterparties, employees and suppliers under any scenario, including a no-deal Brexit.

Benchmark Interest Rate Reform

Interbank offered rates (IBORs) have been the subject of numerous global regulatory proposals and reforms over the past few years. Most significantly, the U.K. Financial Conduct Authority has announced that it would no longer compel banks to submit to the London Interbank Offered Rate (LIBOR) after 2021. As a result, the industry must transition from LIBOR and other IBORs to alternative rates in multiple jurisdictions, a shift that will impact financial market participants globally, across many products and asset classes.

Transition efforts in connection with these reforms are complex, with significant risks and challenges. The transition from IBORs to alternative rates could result in increased volatility, pricing changes and/or illiquidity in markets for instruments that currently rely on IBORs. The transition could have adverse consequences for all market participants, including BMO as both holder and issuer of IBOR-based instruments, such as the potential for increased financial, operational, legal, reputational and/or compliance risks. We have established an enterprise-wide IBOR Transition Office to oversee our transition from IBORs to alternative rates. The Transition Office, which includes sponsorship and involvement from BMO’s senior leadership, has a global mandate spanning all of BMO’s lines of business, and oversees multiple different work streams, including all of our corporate function areas. We are evaluating potential changes to market infrastructures on our risk framework, models, systems and processes, as well as reviewing legal documents and establishing a risk framework, to ensure that BMO, as well as our clients, are prepared through education and outreach prior to the cessation of LIBOR and/or other IBORs.

Critical Accounting Estimates and Accounting Standards

We prepare our consolidated financial statements in accordance with IFRS. Changes that the International Accounting Standards Board makes from time to time to these standards can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and future changes in accounting policies are discussed on page 111, as well as in Note 1 on page 142 of the consolidated financial statements.

The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income, and other related disclosures. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change, that new information may become available or that our models may prove to be imprecise.

Our financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates section on page 107.

Caution

The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements.

Please refer to the Caution Regarding Forward-Looking Statements.

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 14.

We caution that the preceding discussion of risks that may affect future results is not exhaustive.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Overview

At BMO, we believe that risk management is every employee’s responsibility. We are guided by five key principles on risk that drive our approach to managing risk across the enterprise and comprise our Enterprise Risk Appetite Statement.

Understand and Manage Risk

•	We will only take those risks that are transparent and understood, and can be measured, monitored and managed, supported by effective information systems, processes, governance and controls
•

We will embrace a culture of constructive challenge, personal accountability, and timely and transparent information-sharing at all levels of the enterprise, with rapid escalation of threats and concerns

•	We will incorporate risk measures into our performance management system and compensation decisions will include performance assessment against risk appetite
•	We will protect customer and enterprise assets, including data and systems, and manage any exposures by maintaining an effective system of limits and controls to manage all risks

Protect our Reputation

•	Everything we do will be guided by principles of honesty, integrity and respect, and high ethical standards in alignment with our Code of Conduct
•

We will protect the enterprise’s reputation, and strive to adhere to all regulatory and legal obligations by maintaining effective policies, procedures, guidelines, compliance standards and controls, and by providing training and management oversight to guide the business practices and risk-taking activities of all employees

•	We will establish frameworks to identify, assess and manage the potential loss or damage resulting from environmental and social issues, including climate change

Diversify. Limit Tail Risk

•

We will target a business mix that limits earnings volatility to acceptable levels throughout the business cycle, and limits exposure to low-probability, high-impact events that could jeopardize the enterprise’s debt rating, capital position or reputation

•

We will use risk measurement and stress testing methodologies in the assessment of risk, risk-taking capacity and sustainable risk-adjusted returns to guide management action and to prepare for extreme events

Maintain Strong Capital and Liquidity

•

We will maintain a strong capital position and a sound liquidity and funding position, which meet or exceed regulatory requirements and the expectations of the market (rating agencies, investors and depositors)

•	We will maintain an investment grade debt rating at a level that allows competitive access to funding
•	We will maintain a robust recovery and resolution framework that enables an effective and efficient response in an extreme crisis

Optimize Risk Return

•	We will set capital limits and manage our exposures based on our risk appetite and strategy and require our businesses to optimize risk-adjusted returns
•	We will target new products, initiatives and acquisition opportunities that provide a good strategic and cultural fit, and a high likelihood of creating value for our shareholders

Our integrated and disciplined approach to risk management is fundamental to the success of our business. All elements of our risk management framework function together in support of prudent and measured risk-taking, while striking an appropriate balance between risk and return. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues in order to achieve prudent and measured risk-taking that is integrated with our business strategy.

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Framework and Risks

Enterprise-Wide Risk Management Framework

BMO’s Risk Management Framework (RMF) guides our risk-taking activities in order to align them with our risk appetite, client needs, shareholder expectations and regulatory requirements. The RMF provides for not only the direct management of each individual risk type, but also the management of risks on an integrated basis, with three lines of defence in the management of risk.

Risk Appetite Framework

Our Risk Appetite Framework consists of our Risk Appetite Statement and key risk metrics, and is supported by corporate policies, standards and guidelines, including the related limits, concentration levels and controls defined therein. Our risk appetite defines the amount of risk that BMO is willing to assume given our guiding principles and capital capacity, thereby supporting sound business initiatives, appropriate returns and targeted growth. Our risk appetite is integrated into our strategic and capital planning processes and performance management system. On an annual basis, senior management recommends our Risk Appetite Statement and key risk metrics to the Risk Management Committee (RMC), the Risk Review Committee of the Board of Directors (RRC) and the Board of Directors for approval. Our Risk Appetite Statement is articulated and applied consistently across the enterprise, with key businesses and entities developing their own respective risk appetite statements within this framework.

Risk Governance

Our enterprise-wide RMF is founded on a governance approach that includes a robust committee structure and a comprehensive set of corporate policies and limits, each of which is approved by the Board of Directors or its committees, as well as specific corporate standards and operating procedures. Our corporate policies outline frameworks and objectives for each significant risk type, so that risks to which the enterprise is exposed are appropriately identified, measured, managed, monitored, mitigated and reported. A Risk Taxonomy is maintained to comprehensively identify and manage key risks. The Risk Taxonomy reflects the bank’s Tier 1 risks, as set out in the diagram below.

Specific Board-approved policies govern our key risks, such as credit and counterparty, market, insurance, liquidity and funding, and operational risks. This enterprise-wide RMF is governed at all levels through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board oversees that the bank’s corporate objectives are supported by a sound risk strategy and an effective risk management framework that is appropriate to the nature, scale, complexity and risk profile of the bank’s activities. The Board also has overall responsibility for the bank’s governance framework and corporate culture.

Our RMF is reviewed on a regular basis by the RRC, in order to provide oversight and guide our risk-taking activities. In each of our operating groups, management, as the first line of defence, is responsible for governance activities and controls, and the implementation and operation of risk management processes and procedures that provide effective risk management. ERPM, as the primary second line of defence, oversees the implementation and operation of our risk management processes and procedures, and aligns, monitors and tests risk outcomes against our risk appetite and management expectations, ensuring that risk outcomes are consistent with return expectations. Individual governance committees establish and monitor further risk limits, consistent with Board-approved limits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The diagram below outlines our risk governance framework, including both the direct and administrative reporting lines.

In addition to the enterprise-level risk governance framework, appropriate risk governance frameworks, supported by our three lines of defence, are in place in all of our material businesses and entities.

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning; defining risk appetite; the identification and management of risk; capital management; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its risk management oversight responsibilities. This includes overseeing the identification and management of BMO’s risks, leading our risk culture, adherence by operating groups to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and the evaluation of the Chief Risk Officer (CRO), including input into succession planning for the CRO. Our risk management framework is reviewed on a regular basis by the RRC in order to provide guidance for the governance of our risk-taking activities.

Audit and Conduct Review Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting; the effectiveness of BMO’s internal controls; the independent auditors’ qualifications, independence and performance; BMO’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the CRO and the ERPM group.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM and chair of RMC. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO management’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO and its members include the heads of our operating groups, the CEO and the Chief Financial Officer (CFO).

RMC Sub-Committees have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance practices, risk measurement, model risk management and contingency planning. RMC and its sub-committees provide oversight of the processes whereby the risks undertaken across the enterprise are identified, measured, managed, monitored, mitigated and reported in accordance with policy guidelines, and are held within limits and risk tolerances.

Enterprise Risk and Portfolio Management (ERPM), as the risk management second line of defence, provides comprehensive risk management oversight. It promotes consistency in risk management practices and standards across the enterprise. ERPM supports a disciplined approach to risk-taking in fulfilling its responsibilities for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. This approach seeks to meet enterprise objectives and to verify that any accepted risks are consistent with BMO’s risk appetite.

Operating Groups are responsible for effectively managing risk by identifying, measuring, managing, monitoring, mitigating and reporting risk within their respective lines of business. They exercise business judgment and seek to ensure that effective policies, processes and internal controls are in place and that significant risk issues are reviewed with ERPM. Individual governance committees and ERPM establish and monitor further risk limits that are consistent with and subordinate to the Board-approved limits.

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Three-Lines-of-Defence Operating Model

Our risk management framework is anchored in the three-lines-of-defence approach to managing risk, which is fundamental to our operating model, as described below:

•

Our operating groups are the bank’s first line of defence. They are accountable for the risks arising from their businesses, activities and exposures. They are expected to pursue business opportunities within our established risk appetite and to identify, measure, manage, monitor, mitigate and report all risks in or arising from their businesses, activities and exposures. The first line discharges its responsibilities by using risk management and reporting methodologies and processes developed by the business and by the ERPM group and other Corporate Support Areas, and may call on corporate functions or other service providers to help discharge these responsibilities. Businesses are responsible for establishing appropriate internal controls in accordance with our risk management framework and for monitoring the effectiveness of such controls. These processes and controls help ensure businesses act within their delegated risk-taking authority and risk limits as set out in corporate policies and our Risk Appetite Framework.

•

The second line of defence is comprised of the ERPM group and, in certain targeted areas, Corporate Support Areas. The second line provides independent oversight, effective challenge and independent assessment of risks and risk management practices, including transaction, product and portfolio risk management decisions, processes and controls in the first line of defence. The second line establishes enterprise-wide risk management policies, infrastructure, processes, methodologies and practices that the first and second lines use to identify, assess, manage and monitor risks across the enterprise.

•

Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support our risk management and governance processes.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. This key tenet shapes and influences our corporate culture and is evident in the actions and behaviours of our employees and leaders as they identify, interpret and discuss risks, and make decisions that seek to balance risks and opportunities and optimize risk-adjusted returns. Each member of our senior management plays a critical role in fostering a strong risk culture among all employees, by effectively communicating this responsibility, by the example of their own actions, and by establishing and maintaining compensation plans and other incentives that are designed to encourage and reward appropriate behaviours. Our Compensation Oversight Committee reviews and assesses risk events, such as violations of BMO’s Code of Conduct, inappropriate risk-taking and breaches of our risk appetite, and recommends changes in compensation, if necessary. Our risk culture is deeply embedded within our policies, business processes, risk management framework, risk appetite, limits and tolerances, capital management and compensation practices, and is evident in every aspect of the way we operate across the enterprise. We actively solicit feedback on the effectiveness of our risk culture, including through standardized and anonymous employee surveys.

Our risk culture is grounded in a “Being BMO” approach to risk management that encourages openness, constructive challenge and personal accountability. “Being BMO” values include integrity and a responsibility to make tomorrow better, and “Being BMO” behaviours include balancing risk and opportunity, taking ownership, following through on commitments, speaking up and being candid. Timely and transparent sharing of information is also integral in engaging stakeholders in key decisions and strategy discussions, thereby bringing added rigour and discipline to our decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by our organization, so that our employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong monitoring and control framework. Our governance and leadership forums, committee structures, learning curriculums and proactive communication also reinforce and support our risk culture.

Certain elements of our risk culture are embedded across the enterprise, and these include:

•

Risk appetite – promotes a clear understanding of the most prevalent risks that our businesses face, shapes and informs business strategies to align them with our risk appetite, and provides a control and early warning framework through our key risk metrics, thereby enabling sound business decision-making and execution, supported by a strong monitoring framework.

•

Communication and escalation channels – encourage engagement and sharing of information between ERPM and the operating groups, leading to greater transparency and open and effective communication. Our risk culture also encourages the escalation of concerns associated with potential or emerging risks to senior management, so that they can be evaluated and appropriately addressed.

•

Compensation philosophy – pay is aligned with prudent risk-taking, so that compensation and other incentives reward the appropriate use of capital and respect for the rules and principles of our enterprise-wide risk management framework and do not encourage excessive risk-taking. Our risk managers have input into the design of incentive programs that may have an effect on risk-taking, and provide input into the performance assessment of employees who take material risks or who are responsible for losses or events that give rise to an unexpected risk of loss.

•

Training and education – our programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness they need to fulfill their responsibilities for independent oversight, regardless of their role in the organization. Our education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals.

•

Rotation programs – two-way rotation allows employees to transfer between ERPM and the operating groups, effectively embedding our strong risk culture across the enterprise and ensuring that many of our risk management professionals have a practical grounding in our business activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Culture and Conduct Framework

Our strong culture supports us as we deliver positive outcomes for our customers and contribute to the orderly operation of financial markets. Our Enterprise Culture and Conduct Framework sets out our approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to our approach to other non-financial risks, this framework is supported by our enterprise Risk Management Framework and our focus on maintaining a strong risk culture. We report on various metrics related to culture and conduct and we engage with other control frameworks across the enterprise and in all of the jurisdictions in which we operate.

Risk Limits

We set our risk limits so that our risk-taking activities remain within our risk appetite, and these limits inform our business strategies and decisions. In particular, we consider risk diversification, exposure to loss and risk-adjusted returns when setting limits. These limits are reviewed and approved by the Board of Directors and/or management committees, as appropriate, based on the level and granularity of the limits, and include:

•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry and portfolio/product segments
•

Market Risk – limits on economic value and earnings exposures to stress scenarios and significant movements, as well as limits on value at risk and stress related to trading and underwriting activities

•	Insurance Risk – limits on policy exposures and reinsurance arrangements
•

Liquidity and Funding Risk – minimum limits on our governing internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and credit and liquidity facility exposures

•	Operational Risk – limits on specific operational risks and key risk metrics for measuring operational risks

The Board of Directors, after considering recommendations from the RRC and the RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective areas, and to the CRO (second line of defence). These delegated authorities allow risk officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.

Risk Identification, Review and Approval

Risk identification is an integral step in recognizing the key inherent risks that we face, understanding the potential for loss and then acting to mitigate this potential. As noted above, a Risk Taxonomy is maintained to comprehensively identify and manage key risks, supporting the implementation of the bank’s Risk Appetite Framework and assisting in identifying the primary risk categories for which stress capital consumption is estimated. Our enterprise-wide and targeted (industry/portfolio-specific or ad hoc) stress testing processes have been developed to assist in identifying and evaluating these risks. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval by either an individual or a committee that is independent of the originator. Delegated authorities and approvals by category are outlined below.

•

Portfolio transactions – transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

•

Structured transactions – new structured products and transactions with significant legal and regulatory, accounting, tax or reputation risk are reviewed by the Reputation Risk Management Committee or the Global Markets Risk Committee, as appropriate, and are also reviewed through our operational risk management process if they involve structural or operational complexity that may give rise to operational risk.

•

Investment initiatives – documentation of risk assessments is formalized through our investment spending approval process, and is reviewed and approved by Corporate Support Areas based on the initiative’s investment spend and inherent risk.

•

New products and services – policies and procedures for the approval of new or modified products and services offered to our customers are the responsibility of the first line of defence, including appropriate senior business leaders, and are reviewed and approved by subject matter experts and senior managers in Corporate Support Areas, as well as by other senior management committees.

Risk Monitoring

Enterprise-level risk transparency and monitoring and associated reporting are critical components of our risk management framework and corporate culture that allow senior management, committees and the Board of Directors to exercise their business management, risk management and oversight responsibilities at the enterprise, operating group and key legal entity levels. Internal reporting includes a synthesis of the key risks that the enterprise currently faces, along with associated metrics. Our reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide the Board of Directors, its committees and any other appropriate executive and senior management committees with timely, actionable and forward-looking risk reporting. This reporting includes supporting metrics and materials to facilitate assessment of these risks relative to our risk appetite and the relevant limits established within our Risk Appetite Framework.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: economic capital and advanced-approach regulatory capital. Both are aggregate measures of the risk that we take on in pursuit of our financial objectives, and they enable us to evaluate returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of all material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a transaction or a portfolio reflect current market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and, if appropriate, are recalibrated or revalidated. Our risk-based capital models provide a forward-looking estimate of the difference between our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level.

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Stress Testing

Stress testing is a key element of our risk and capital management frameworks. It is integrated into our enterprise and group risk appetite statements and embedded in our management processes. To evaluate our risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in our portfolios and businesses and across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions. Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Committee. This committee is comprised of business, risk and finance executives, and is accountable for reviewing and challenging enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Stress testing associated with the Comprehensive Capital Analysis and Review (CCAR), which is a U.S. regulatory requirement for our subsidiary BMO Financial Corp. (BFC), is similarly governed at the BFC level.

Quantitative models and qualitative approaches are utilized to assess the impact of changes in the macroeconomic environment on our income statement and balance sheet and the resilience of our capital over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management framework, and are used to establish a better understanding of our risks and to test our capital adequacy.

Enterprise Stress Testing

Enterprise stress testing supports our ICAAP and target-setting through analysis of the potential effects of low-frequency, high-severity events on our balance sheet, earnings, and liquidity and capital positions. Scenario selection is a multi-step process that considers the enterprise’s material and idiosyncratic risks and the potential impact of new or emerging risks on our risk profile, as well as the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by our Economics group. The Economics group does this by translating the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive our stress loss models and the qualitative assessments that determine our estimated stress impacts. The scenarios are used by our operating, risk and finance groups to assess a broad range of financial impacts that could arise under a specific stress and the ordinary course and extraordinary actions that would be anticipated in response to that stress.

Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Enterprise Stress Testing Committee.

Targeted Portfolio and Ad Hoc Stress Testing

Our stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level and embeds it in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by risk management and by the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and to assess business strategies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk underlies every lending activity that BMO enters into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products and activities related to securitization. Credit risk is the most significant measurable risk BMO faces. Proper management of credit risk is integral to our success, since failure to effectively manage credit risk could have an immediate and significant impact on our earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The objective of our credit risk management framework is to ensure that all material credit risks to which the enterprise is exposed are identified, measured, managed, monitored and reported. The RRC has oversight of the management of all material risks that we face, including the credit risk management framework. BMO’s credit risk management framework incorporates governing principles that are defined in a series of corporate policies and standards and are applied to specific operating procedures. These policies and standards are reviewed on a regular basis and modified when necessary to keep them current and consistent with BMO’s risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of our credit exposures are all governed by these credit risk management principles.

Lending officers in the operating groups are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. With limited exceptions, credit officers in ERPM approve all credit transactions and are accountable for providing an objective independent assessment of the lending recommendations and risks assumed by the lending officers. All of these skilled and experienced individuals in the first and second lines of defence are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits, which are reviewed annually. The Board annually reviews our Credit Risk Management Policy and delegates to the CEO discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction, in accordance with comprehensive corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to acceptable lending standards as set out in the enterprise risk appetite, as well as compliance with all applicable governing policies, standards and procedures.

For corporate and commercial obligors presenting a higher than normal risk of default, we have in place formal policies that outline the framework for managing such accounts and specialized groups that manage them. We strive to identify borrowers in financial difficulty early, and every effort is made to bring such accounts back to an acceptable level of risk through the exercise of good business judgment and the implementation of sound and constructive workout solutions. Obligors are managed on a case-by-case basis, which involves the use of judgment by our specialized groups.

All credit risk exposures are subject to regular monitoring. Performing corporate and commercial accounts are reviewed on a regular basis, no less frequently than annually, with most subject to a set of internal monitoring triggers that, if breached, results in an interim review. The frequency of review increases in accordance with the likelihood and size of potential credit losses and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, when appropriate. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to RRC and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports RRC and senior management committees in giving effect to any measures they may decide to take.

Counterparty credit risk (CCR) creates a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are also subject to the credit oversight, limit framework and approval process outlined above. However, given the nature of the risk, CCR exposures are collateralized and monitored under the market risk framework. In order to reduce our exposure to CCR, we may clear trades through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other’s defaults. CCPs mitigate default risk of any member through the use of margin requirements (both initial and variation) and a default management process, including a default fund and other resources. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating framework we apply to all other corporate accounts.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit risk mitigation purposes to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, we may enter into legally enforceable netting agreements for on-balance sheet credit exposures, when possible. In our securities financing transaction business (including repurchase agreements and securities lending), we take eligible financial collateral that we control and can readily liquidate.

Collateral for our derivatives trading counterparty exposures is primarily comprised of cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation. With limited exceptions, we utilize the International Swaps and Derivatives Association Inc. Master Agreement, frequently with a Credit Support Annex, to document our collateralized trading relationships with our counterparties for over-the-counter (OTC) derivatives that are not centrally cleared. Credit Support Annexes entitle a party to demand a transfer of collateral (or other credit support) when its OTC derivatives exposure to the other party exceeds an agreed threshold. Collateral transferred can include an independent initial margin and/or variation margin. Credit Support Annexes contain, among

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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other measures, provisions setting out acceptable types of collateral and a method for their valuation (discounts are often applied to the market values), as well as thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is to be calculated.

Many G20 jurisdictions have new regulations in place that require certain counterparties with significant OTC derivatives exposures to post or collect prescribed types and amounts of collateral for uncleared OTC derivatives transactions. For additional discussion, refer to Legal and Regulatory Risk – Derivatives Reform on page 104.

To document our contractual securities financing relationships with our counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.

On a periodic basis, collateral is subject to revaluation specific to asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.

In the event a loan is classified as impaired, and depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every twelve months while the loan is classified as impaired. In Canada, for residential real estate that has a loan-to-value (LTV) ratio of less than 80%, an external property appraisal is routinely obtained at the time of loan origination. We may use an external service provided by Canada Mortgage and Housing Corporation or an automated valuation model provided by a third-party appraisal management company to assist with determining either the current value of a property or the need for a full property appraisal.

For insured mortgages in Canada with a high LTV ratio (greater than 80%), the default insurer is responsible for confirming the lending value.

Portfolio Management and Concentrations of Credit and Counterparty Risk

BMO’s credit risk governance policies require an acceptable level of diversification to help ensure we avoid undue concentrations of credit risk. Concentrations of credit risk may exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segment (e.g., hedge funds and leveraged lending), country, product and single-name concentrations. The diversification of our credit exposure may be supplemented by the purchase or sale of credit protection through guarantees, insurance or credit default swaps.

Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized businesses. From an industry viewpoint, on a drawn loans and commitments basis, our most significant exposure as at October 31, 2019 was to individual consumers, comprising $249,762 million ($238,400 million in 2018).

Wrong-Way Risk

Wrong-way risk occurs when our exposure to a counterparty or the magnitude of our potential loss is highly correlated with the counterparty’s probability of default. Specific wrong-way risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way risk arises when the credit quality of the counterparty, for non-specific reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way risk be identified in transactions and accounted for in the assessment of risk, including any elevated measure of exposure. Stress testing of replacement risk is conducted monthly and can be used to identify existing or emerging concentrations of general wrong-way risk in our portfolios.

Credit and Counterparty Risk Measurement

We quantify credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

•	Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.

•	Loss Given Default (LGD) is a measure of our economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.

•	Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.

•	Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

For inclusion in regulatory capital calculations, OSFI permits three approaches for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). We primarily use the AIRB Approach to determine credit RWA in our portfolios, including portfolios of our subsidiary BMO Financial Corp. Exposures under AIRB capital treatment account for 93% of total EAD of our Wholesale and Retail portfolios, and the remaining exposures are considered under the Standardized Approach. Waivers and exemptions to existing AIRB models are subject to OSFI’s approval. The Basel III Standardized Approach is currently being used for regulatory capital calculations related to the acquired Marshall & Isley Corporation and BMO Transportation Finance portfolios, and for certain other exposures that are considered to be immaterial. We continue to transition all material exposures in these portfolios to the AIRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings-based Approach and the External Ratings-based Approach, as well as the Standardized Approach.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

BMO Financial Group 202nd Annual Report 2019	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our regulatory capital and economic capital frameworks both use EAD to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•

Undrawn commitments cover all unutilized authorizations associated with the drawn loans noted above, including those which are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.

•

OTC derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the positive replacement cost, after considering netting, plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the calculated exposure, net of collateral.

•

Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band, LGD measure or a different Basel asset class as a result of the application of credit risk mitigation and a consideration of credit risk mitigants, including collateral and netting.

Total non-trading exposures at default by industry sector, excluding the impact of collateral, as at October 31, 2019 and 2018, based on the Basel III classifications, are as follows:

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo-style transactions		Total (1)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Financial institutions	117,959	102,552	24,010	21,741	974	1,649	6,402	5,016	203,084	177,094	352,429	308,052
Governments	58,051	44,552	1,665	2,118	9	1	894	667	8,452	8,401	69,071	55,739
Manufacturing	26,266	22,580	16,581	13,490	12	10	1,494	1,396	–	–	44,353	37,476
Real estate	37,146	31,534	8,948	8,170	1	1	861	820	–	–	46,956	40,525
Retail trade	22,529	19,961	3,974	3,617	–	–	601	559	–	–	27,104	24,137
Service industries	46,612	39,067	13,304	12,666	12	1	2,996	2,389	–	–	62,924	54,123
Wholesale trade	16,843	14,659	5,273	4,531	1	2	564	436	–	–	22,681	19,628
Oil and gas	13,406	9,131	11,302	10,410	–	–	1,802	1,804	–	–	26,510	21,345
Individual	198,214	190,688	51,433	47,586	–	–	115	126	–	–	249,762	238,400
Others (2)	40,573	35,617	19,814	18,197	68	88	6,866	6,474	–	–	67,321	60,376
Total exposure at default	577,599	510,341	156,304	142,526	1,077	1,752	22,595	19,687	211,536	185,495	969,111	859,801

(1)	Credit exposure excluding equity, securitization, trading book and other assets such as non-significant investments, goodwill, deferred tax asset and intangibles.
(2)	Includes industries having a total exposure of less than 2%.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure.

Credit risk-based parameters are reviewed, validated and monitored regularly. The monitoring is on a quarterly basis for both the wholesale and retail models. Refer to page 102 for a discussion of our model risk mitigation processes.

Retail (Consumer and Small Business)

The retail portfolios are comprised of a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to generate optimal credit decisions in a centralized and automated environment.

The retail risk rating system assesses risk based on individual loan characteristics. BMO has a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The major product lines within each of the retail risk areas are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are designed based on internal data recorded over a period of more than seven years, and adjustments are made at the parameter level to account for any uncertainty. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points in the parameter estimation process, ensuring that the most recent experience is incorporated. Our largest retail portfolios are the Canadian mortgage, Canadian home equity line of credit and Canadian retail credit card portfolios.

A PD estimate is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the economic cycle.

An LGD estimate is calculated by discounting future recovery payments to the time of default, including collection costs.

An EAD estimate is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect a downturn scenario. The PD, LGD and EAD estimates are updated annually and recalibrated as required, by comparing the estimates to observed historical experience.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

80	BMO Financial Group 202nd Annual Report 2019

Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Corporate, Commercial, Bank and Sovereign)

Within our wholesale portfolios, we utilize an enterprise-wide risk rating framework that is applied to all our sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). BMO has a range of internally designed general and sector-specific BRR models, as well as portfolio-level LGD and EAD models for each of the corporate, commercial, bank and sovereign portfolios.

The BRR models capture the key financial and non-financial characteristics of the borrowers and generate a borrower-level rating that reflects the rank ordering of the default risk. The models are primarily designed by using internal data, supplemented with judgment as necessary, for low default portfolios.

BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or covenant breach. BRRs are reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings. The assigned ratings are mapped to a PD over a one-year time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower changes.

BMO employs a master scale with 14 BRRs above default, and PDs are assigned to each rating within an asset class to reflect the long-run average of one-year default rates over the economic cycle, supplemented by external benchmarking, as necessary.

An LGD estimate captures the priority of claim, collateral, product and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.

An EAD estimate captures the facility type, sector and facility utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. The EAD credit conversion factor is calculated for eligible facilities by comparing usage amounts at the time of default and one year prior to default. The authorization and the drawn amount, one year prior to default, are used to split each facility into its respective drawn and undrawn portion, where applicable.

LGD and EAD models have been developed for each asset class using internal data recorded over a period of more than seven years, which includes at least one full economic cycle, and results are benchmarked using external data, when necessary. For capital purposes, the parameters are calibrated to reflect a downturn scenario. The PD, LGD and EAD estimates are updated annually and recalibrated as required, by comparing the estimates to observed historical experience.

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of external rating agencies.

Wholesale Borrower Risk Rating Scale

BMO rating	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent

Acceptable
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+
Watchlist
P-1 to P-3	B2 to Ca	B to CC
Default / Impaired
T1, D-1 to D-4	C	C to D

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit risk exposures were $969.1 billion as at October 31, 2019, comprised of $467.9 billion in Canada, $415.8 billion in the United States and $85.4 billion in other jurisdictions. This represents an increase of $109.3 billion or 13% from the prior year.

BMO’s loan book continues to be well diversified by industry and geographic region. Gross loans and acceptances increased $47.3 billion or 12% from the prior year to $451.5 billion as at October 31, 2019. The geographic mix of our Canadian and U.S. portfolios represented 62.4% and 35.2% of total loans, respectively, compared with 64.7% and 32.9% in 2018. Our loan portfolio is well-diversified, with the consumer loan portfolio representing 44.4% of the total portfolio, a decrease from 47.3% in 2018, and business and government loans representing 55.6% of the total portfolio, up from 52.7% in 2018.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

BMO Financial Group 202nd Annual Report 2019	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Loan Maturities and Interest Rate Sensitivity

The following table presents gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Canada
Consumer	58,580	54,375	113,162	109,991	4,432	4,199	176,174	168,565
Commercial and corporate (excluding real estate)	65,534	57,530	16,591	14,862	1,973	1,750	84,098	74,142
Commercial real estate	7,928	7,397	11,647	10,143	2,298	1,275	21,873	18,815
United States	37,867	33,688	87,443	73,470	33,423	25,955	158,733	133,113
Other countries	9,214	8,628	996	658	449	294	10,659	9,580
Total	179,123	161,618	229,839	209,124	42,575	33,473	451,537	404,215

The following table presents net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2019	2018
Fixed rate	217,002	193,661
Floating rate	209,092	190,330
Non-interest sensitive (1)	23,593	18,585
Total	449,687	402,576

(1)	Non-interest sensitive is comprised of customers’ liability under acceptances.

Further details of our loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 7 to 15 on pages 122 to 128. Details of our credit exposures are presented in Note 4 on page 151 of the consolidated financial statements.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures continue to be of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are considered to be manageable.

Provision for Credit Losses (PCL)

Total PCL was $872 million in 2019, compared with $662 million in 2018. Detailed discussions of our PCL, including historical PCL trends, are provided on page 29, in Table 15 on page 128 and in Note 4 on page 151 of the consolidated financial statements.

Gross Impaired Loans (GIL)

Total GIL was $2,629 million in 2019, an increase of 36% from $1,936 million in 2018. The largest increase in impaired loans was recorded in the oil and gas sector. GIL as a percentage of gross loans and acceptances was 0.58% in 2019, compared with 0.48% in the prior year.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $2,686 million from $2,078 million in 2018, reflecting higher impaired loan formations in the oil and gas and manufacturing industries. On a geographic basis, Canada accounted for less than half of impaired loan formations, comprising 45.3% of total formations in 2019, compared with 55.7% in 2018. Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 11 on page 124 and in Note 4 on page 151 of the consolidated financial statements.

Changes in Gross Impaired Loans (1) and Acceptances

(Canadian $ in millions, except as noted) For the year ended October 31	2019	2018	2017
GIL, beginning of year	1,936	2,220	2,383
Classified as impaired during the year	2,686	2,078	2,193
Transferred to not impaired during the year	(604)	(708)	(607)
Net repayments	(800)	(1,051)	(1,017)
Amounts written off	(528)	(618)	(618)
Recoveries of loans and advances previously written off	–	–	–
Disposals of loans	(57)	(11)	(46)
Foreign exchange and other movements	(4)	26	(68)
GIL, end of year	2,629	1,936	2,220
GIL as a % of gross loans and acceptances	0.58	0.48	0.59

(1)	GIL excludes purchased credit impaired loans.

Allowance for Credit Losses

BMO employs a disciplined approach to provisioning and loan loss evaluation across all loan portfolios, with the prompt identification of problem loans being a key risk management objective. BMO maintains both an allowance on impaired loans and an allowance on performing loans, in accordance with applicable accounting standards. An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize a loss allowance at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

82	BMO Financial Group 202nd Annual Report 2019

(Stage 2). ECL is calculated on a probability-weighted basis, based on three different economic scenarios, and is a function of PD, EAD and LGD. The timing of the loss is also considered, and ECL is estimated by incorporating forward-looking economic information, and by using experienced credit judgment to reflect factors not captured in ECL models. An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.

BMO maintains an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2019, our ACL was $2,094 million, an increase of $224 million from the prior year, reflecting higher allowances on both performing loans and impaired loans. The allowance on impaired loans was $485 million as at October 31, 2019, and the allowance on performing loans was $1,609 million. These amounts include an allowance on impaired loans of $22 million and an allowance on performing loans of $222 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $88 million from $397 million in the prior year. Our coverage ratio remains adequate, with ACL on impaired loans as a percentage of GIL of 17.6%, compared with 19.1% in 2018. This ratio can change quarter-over-quarter, due to variability in the write-down of loans and the related allowance. The allowance on performing loans increased $136 million from $1,473 million in the prior year, primarily driven by portfolio growth, a moderating economic outlook and changes in scenario weighting.

Further details on the continuity in ACL by each product type can be found in Tables 12 and 13 on pages 126 and 127, and in Note 4 on page 151 of the consolidated financial statements.

European Exposures

BMO’s geographic exposures are subject to a country risk management framework that incorporates economic and political assessments and management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to European countries, as at October 31, 2019, including Greece, Ireland, Italy, Portugal and Spain (GIIPS), is set out in the tables that follow.

The table below outlines total net portfolio exposures for funded lending, securities (including credit default swap (CDS) activity), repo-style transactions and derivatives. Funded lending is detailed by counterparty type, as well as by total commitments compared with the funded amount, in the table on page 84.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions) As at October 31, 2019	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (7)	323	–	–	–	–	3	240	–	243	566
Italy	14	–	–	–	–	4	–	–	4	18
Portugal	–	–	–	–	–	–	–	–	–	–
Spain	162	–	–	–	–	–	–	–	–	162
Total – GIIPS	499	–	–	–	–	7	240	–	247	746
Eurozone (excluding GIIPS)
France	244	–	–	63	63	20	2	–	22	329
Germany	515	785	48	758	1,591	18	5	2	25	2,131
Netherlands	354	743	3	–	746	4	153	–	157	1,257
Other (8)	233	–	1	211	212	3	15	2	20	465
Total – Eurozone (excluding GIIPS)	1,346	1,528	52	1,032	2,612	45	175	4	224	4,182
Rest of Europe
Norway	581	255	1	–	256	1	6	–	7	844
Sweden	–	261	–	327	588	2	–	–	2	590
United Kingdom	1,677	8	400	7,550	7,958	122	219	34	375	10,010
Other (8)	255	147	–	–	147	22	35	1	58	460
Total – Rest of Europe	2,513	671	401	7,877	8,949	147	260	35	442	11,904
Total – All of Europe (9)	4,358	2,199	453	8,909	11,561	199	675	39	913	16,832

As at October 31, 2018	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	321	–	44	–	44	27	138	–	165	530
Total – Eurozone (excluding GIIPS)	1,081	738	47	5,095	5,880	61	153	30	244	7,205
Total – Rest of Europe	1,566	673	646	4,232	5,551	112	161	76	349	7,466
Total – All of Europe (9)	2,968	1,411	737	9,327	11,475	200	452	106	758	15,201

(1)	BMO has the following indirect exposures to Europe as at October 31, 2019:
–	Collateral of €770 million to support trading activity in securities (€168 million from GIIPS) and €42 million of cash collateral held.
–	Guarantees of $10.5 billion ($307 million to GIIPS).
(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $166 million, with no net single-name* CDS exposure to GIIPS countries as at October 31, 2019 (*includes a net position of $100 million (bought protection) on a CDS Index, of which 8% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($32.0 billion for Europe as at October 31, 2019).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $213 million as at October 31, 2019.
(8)	Other Eurozone exposure includes five countries with less than $300 million net exposure. Other European exposure is distributed across six countries as at October 31, 2019.
(9)	Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AAA from at least one of Moody’s or S&P.

BMO Financial Group 202nd Annual Report 2019	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

European Lending Exposure by Country and Counterparty (9)

(Canadian $ in millions) Country	Lending (2)
	Funded lending as at October 31, 2019			As at October 31, 2019		As at October 31, 2018
	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	–	–	–	–	–	–	–
Ireland (7)	2	321	–	343	323	5	5
Italy	14	–	–	14	14	15	15
Portugal	–	–	–	–	–	–	–
Spain	138	24	–	237	162	318	301
Total – GIIPS	154	345	–	594	499	338	321
Eurozone (excluding GIIPS)
France	172	72	–	376	244	186	136
Germany	283	232	–	707	515	522	461
Netherlands	123	231	–	377	354	443	298
Other (8)	80	153	–	396	233	313	186
Total – Eurozone (excluding GIIPS)	658	688	–	1,856	1,346	1,464	1,081
Rest of Europe
Norway	36	545	–	1,100	581	687	323
Sweden	–	–	–	69	–	87	28
Switzerland	–	–	–	–	–	303	244
United Kingdom	23	1,654	–	2,671	1,677	1,638	942
Other (8)	12	243	–	475	255	548	29
Total – Rest of Europe	71	2,442	–	4,315	2,513	3,263	1,566
Total – All of Europe (9)	883	3,475	–	6,765	4,358	5,065	2,968

Refer to footnotes in the table on page 83.

84	BMO Financial Group 202nd Annual Report 2019

Derivative Transactions

The following table presents the notional amounts of our over-the-counter (OTC) derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house or central counterparty (CCP) and those which are non-centrally cleared.

CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, to centrally clear, BMO acquires a membership in the CCP and, in addition to providing collateral to protect the CCP against risk related to BMO, we are exposed to risk as a member for our contribution to a default fund, and we may be called on to make additional contributions, or to provide other support in the event another member defaults. As part of BMO’s Brexit preparations, we are closely monitoring the implications of the United Kingdom’s exit from the European Union and the potential impact on CCPs in both jurisdictions.

Margin requirements for non-centrally cleared derivatives, specifically the requirement for the exchange of regulatory initial margin, became effective for BMO and BMO Europe plc on September 1, 2019. This global regulatory change applies to certain OTC derivative contracts that BMO has entered into with other in-scope counterparties. The exchange of margin reduces counterparty credit risk and has the potential to mitigate systemic risk, although there may be additional funding costs related to the sourcing of eligible collateral.

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivative Contracts (Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2019	2018	2019	2018	2019	2018
Interest Rate Contracts
Swaps	467,428	453,976	3,928,844	3,378,021	4,396,272	3,831,997
Forward rate agreements	7,106	10,031	484,331	401,542	491,437	411,573
Purchased options	42,084	35,023	–	–	42,084	35,023
Written options	49,487	48,721	–	–	49,487	48,721
Total interest rate contracts	566,105	547,751	4,413,175	3,779,563	4,979,280	4,327,314
Foreign Exchange Contracts
Cross-currency swaps	97,507	92,916	–	–	97,507	92,916
Cross-currency interest rate swaps	507,221	455,232	–	–	507,221	455,232
Forward foreign exchange contracts	415,367	438,754	38,344	33,569	453,711	472,323
Purchased options	37,306	21,093	92	375	37,398	21,468
Written options	42,035	23,622	39	396	42,074	24,018
Total foreign exchange contracts	1,099,436	1,031,617	38,475	34,340	1,137,911	1,065,957
Commodity Contracts
Swaps	24,722	24,366	–	–	24,722	24,366
Purchased options	6,608	6,182	–	–	6,608	6,182
Written options	4,371	4,233	–	–	4,371	4,233
Total commodity contracts	35,701	34,781	–	–	35,701	34,781
Equity Contracts	51,226	53,107	–	–	51,226	53,107
Credit Default Swaps
Purchased	973	1,448	4,388	1,599	5,361	3,047
Written	129	23	1,939	420	2,068	443
Total credit default swaps	1,102	1,471	6,327	2,019	7,429	3,490
Total	1,753,570	1,668,727	4,457,977	3,815,922	6,211,547	5,484,649

BMO Financial Group 202nd Annual Report 2019	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Market risk arises from BMO’s trading and underwriting activities, as well as its structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk management framework that ensures effective identification, measurement, reporting and control of market risk exposures.

Trading and Underwriting Market Risk Governance

BMO’s market risk-taking activities are subject to a comprehensive governance framework. The RRC provides oversight of the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The RMC regularly reviews and discusses significant market risk exposures and positions, and provides ongoing senior management oversight of BMO’s risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and other factors that could expose BMO to unusual, unexpected or unquantified risks associated with market exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within BMO’s risk governance framework and, as part of their first-line-of-defence responsibilities, they must adhere to all relevant corporate policies, standards and procedures and maintain and manage market risk exposures within specified limits and risk tolerances. In support of BMO’s risk governance framework, our market risk management framework is comprised of the processes, infrastructure and supporting documentation which, together, ensure that the bank’s market risk exposures are appropriately identified, accurately measured, and independently monitored and controlled on an ongoing basis.

Trading and Underwriting Market Risk

Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting customer requirements, including market making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Identification and Measurement of Trading and Underwriting Market Risk

As the first step in the management of market risk, thorough assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on- and off-balance sheet positions, trading and non-trading positions and market risk exposures arising from the domestic and foreign operations of our operating groups.

Reflecting the multi-dimensional nature of market risk, various metrics and techniques are then employed to measure identified market risk exposures. These metrics primarily include Value at Risk, Stressed Value at Risk, and regulatory and economic capital attribution, as well as stress testing. Other techniques include the analysis of the sensitivity of our trading and underwriting portfolios to various market risk factors and the review of position concentrations, notional values and trading losses.

Value at Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

A consistent set of VaR and SVaR models is used for both management and regulatory purposes across all BMO Financial Group legal entities in which trading and/or underwriting activities are conducted.

We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses and approval by an independent model validation team. This testing is aligned with defined regulatory expectations, and its results confirm the reliability of our models. The volatility data and correlations that underpin our models are updated frequently, so that risk metrics reflect current conditions.

Probabilistic stress testing and scenario analysis are used daily to determine the potential impact of plausible but severe market changes on our portfolios. In addition, historical event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Targeted analyses of risks and portfolios, along with other ad hoc analyses, are also conducted to determine our sensitivity to hypothetical, low-frequency, high-severity scenarios. Scenarios are amended, added or removed to better reflect changes in underlying market conditions and the results are reported to the lines of business, the RMC and the RRC on a regular basis.

VaR, SVaR, IRC and stress testing should not be viewed as definitive predictors of the maximum amount of losses that could occur in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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Back-testing assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. The bank’s VaR model is back-tested daily, and the one-day 99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented, and the back-testing results are reviewed by senior management and reported to our regulators.

Although it is a valuable indicator of risk, as with any model-driven metric, VaR has limitations. Among these limitations is the assumption that all positions can be liquidated within the assumed one-day holding period, which may not be the case under illiquid market conditions. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Further limitations of the VaR metric include the assumption that historical data can be used as a proxy to forecast future market events, and the fact that VaR calculations are based upon portfolio positions at the close of business and do not reflect the impact of intra-day trading activity.

Monitoring and Control of Trading and Underwriting Market Risk

A comprehensive set of limits is applied to these metrics, and these limits are subject to regular monitoring and reporting, with any breach of the limits escalated to the appropriate level of management. Risk profiles of our trading and underwriting activities are maintained within our risk appetite and supporting limits, and are monitored and reported to traders, management, senior executives and Board committees. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our Model Risk Management Framework to mitigate model risk.

Trading Market Risk Measures

Trading VaR and SVaR

Average Total Trading VaR increased year-over-year, driven by higher client facilitation in credit products after the acquisition of KGS-Alpha in 2018 and reflecting an increase in the volatility of historical data used in the calculation, partly offset by the effects of increased diversification. Changes in total trading SVaR are also attributable to the increase in client facilitation activities, along with changes in equity and interest rate exposures, partly offset by the effects of increased diversification.

Total Trading Value at Risk (VaR) Summary (1) (2)

As at or for the year ended October 31 (pre-tax Canadian $ equivalent in millions)	2019				2018
	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	1.0	1.4	4.9	0.6	0.7	0.9	13.6	0.3
Equity VaR	3.0	4.6	12.6	2.5	4.4	4.4	7.8	2.9
Foreign exchange VaR	0.5	0.5	1.4	0.2	0.5	0.6	2.2	0.1
Interest rate VaR	9.9	6.5	10.6	4.3	6.1	5.9	8.7	3.6
Credit VaR	5.1	5.8	9.2	4.0	7.4	2.6	7.4	1.5
Diversification	(10.9)	(9.8)	nm	nm	(8.3)	(6.8)	nm	nm
Total Trading VaR	8.6	9.0	17.2	5.8	10.8	7.6	17.5	4.7
Total Trading SVaR	19.2	31.7	69.6	16.5	56.3	26.8	56.3	16.6

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly.
nm	– not meaningful

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading Net Revenue

The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In 2019, we incurred net trading losses on five days totalling $5.9 million. These losses did not exceed VaR. The largest loss occurred on January 30, 2019.

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Structural (Non-Trading) Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations and exposures.

Structural Market Risk Governance

BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to Board-approved limits on earnings at risk and economic value sensitivities to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.

The RRC has oversight of the management of structural market risk, annually approves the structural market risk plan and limits, and regularly reviews structural market risk positions. The RMC and Balance Sheet and Capital Management Committee regularly review structural market risk positions and provide senior management oversight.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing the risk to the economic value of our assets arising from changes in interest rates.

Structural interest rate risk is primarily comprised of interest rate mismatch risk and product embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target profile through interest rate swaps and securities.

Product embedded option risk arises when product features allow customers to alter cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options and associated customer behaviours are captured in risk modelling, and hedging programs may be used to manage this risk to low levels.

Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other treasury risk metrics.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

The models used to measure structural interest rate risk use projected changes in interest rates and predict how customers would likely react to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), we measure our exposure using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results of these structural market risk models, by their nature, have inherent uncertainty, as they reflect potential anticipated pricing and customer behaviours, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing processes and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing. All models are subject to our Model Risk Management Framework, which is described in more detail on page 102.

Structural interest rate earnings and economic value sensitivity to an immediate parallel increase or decrease of 100 basis points in the yield curve is disclosed in the table below.

There were no significant changes in our structural market risk management framework during the year.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic value exposure to rising interest rates decreased relative to October 31, 2018, primarily due to modelled deposit pricing being less rate-sensitive at lower interest rate levels following the decrease in market rates during the year. The structural economic value benefit of falling interest rates decreased relative to October 31, 2018, due to the reduced extent to which interest rates can now fall. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax net income over the next 12 months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed and floating rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The structural earnings exposure to falling interest rates decreased relative to October 31, 2018, as fewer net assets are scheduled to reprice over the next 12 months as at October 31, 2019. The structural earnings benefit of rising interest rates primarily reflects the benefit of widening deposit margins as interest rates rise, and this decreased relative to October 31, 2018, as fewer net assets are scheduled to reprice over the next 12 months as at October 31, 2019.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural Interest Rate Sensitivity (1)

	As at October 31, 2019		As at October 31, 2018
(Pre-tax Canadian $ equivalent in millions)	Economic value sensitivity	Earnings sensitivity over the next 12 months	Economic value sensitivity	Earnings sensitivity over the next 12 months
100 basis point increase	(883.4)	46.6	(1,079.2)	136.5
100 basis point decrease	215.6	(80.3)	626.5	(304.1)

(1)	Losses are presented in brackets and gains are presented as positive numbers.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at October 31, 2019 would result in an increase in earnings before tax of $27 million ($37 million as at October 31, 2018). A 100 basis point decrease in interest rates as at October 31, 2019 would result in a decrease in earnings before tax of $25 million ($37 million as at October 31, 2018). On an unhedged basis, a 10% decrease in equity market values as at October 31, 2019 would result in a decrease in earnings before tax of $57 million ($44 million as at October 31, 2018). A 10% increase in equity market values as at October 31, 2019 would result in an increase in earnings before tax of $54 million ($42 million as at October 31, 2018). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2019 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of our policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact that changes in foreign exchange rates could have on BMO’s reported shareholders’ equity and capital ratios. BMO may enter into arrangements to offset the impact of foreign exchange rate movements on its capital ratios, and did so during the 2019 fiscal year. Refer to the Enterprise-Wide Capital Management section on page 59 for further discussion.

Transaction risk represents the impact that fluctuations in the Canadian/U.S. dollar exchange rate could have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated financial results. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations on financial results, although no hedges were executed in the current or prior year. If future results are consistent with results in 2019, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of our U.S. segment net income before income taxes for the year by $16 million, in the absence of hedging transactions. Refer to the Foreign Exchange section on page 23 for a more complete discussion of the effects of changes in exchange rates on the bank’s results.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at October 31, 2019				As at October 31, 2018
		Subject to market risk				Subject to market risk			Main risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk
Assets Subject to Market Risk
Cash and cash equivalents	48,803	–	48,803	–	42,142	–	42,142	–	Interest rate
Interest bearing deposits with banks	7,987	242	7,745	–	8,305	250	8,055	–	Interest rate
Securities	189,438	85,739	103,699	–	180,935	99,561	81,374	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	104,004	–	104,004	–	85,051	–	85,051	–	Interest rate
Loans (net of allowance for credit losses)	426,094	–	426,094	–	383,991	–	383,991	–	Interest rate, foreign exchange
Derivative instruments	22,144	19,508	2,636	–	25,422	23,619	1,803	–	Interest rate, foreign exchange
Customers’ liability under acceptances	23,593	–	23,593	–	18,585	–	18,585	–	Interest rate
Other assets	30,132	–	15,417	14,715	28,862	–	13,856	15,006	Interest rate
Total Assets	852,195	105,489	731,991	14,715	773,293	123,430	634,857	15,006

Liabilities Subject to Market Risk
Deposits	568,143	15,829	552,314	–	520,928	14,186	506,742	–	Interest rate, foreign exchange
Derivative instruments	23,598	20,094	3,504	–	23,629	20,598	3,031	–	Interest rate, foreign exchange
Acceptances	23,593	–	23,593	–	18,585	–	18,585	–	Interest rate
Securities sold but not yet purchased	26,253	26,253	–	–	28,804	28,804	–	–
Securities lent or sold under repurchase agreements	86,656	–	86,656	–	66,684	–	66,684	–	Interest rate
Other liabilities	65,881	–	65,766	115	62,160	–	62,037	123	Interest rate
Subordinated debt	6,995	–	6,995	–	6,782	–	6,782	–	Interest rate
Total Liabilities	801,119	62,176	738,828	115	727,572	63,588	663,861	123

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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Insurance Risk

Insurance risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced. It generally entails the inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Insurance risk consists of:

•

Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, policy lapses and surrenders, and other voluntary terminations will differ from the behaviour assumed in the pricing process; and

•	Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.

BMO’s risk governance practices provide effective independent oversight and control of risk within BMO Insurance. BMO Insurance’s risk management framework addresses the identification, assessment, management and reporting of risks. The framework includes: the risk appetite statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this framework as the first line of defence, and has the primary responsibility for managing insurance risk. Second-line-of-defence oversight is provided by the CRO, BMO Insurance, who reports to the Head of Market Risk and CRO, BMO Capital Markets. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee, BMO Insurance, oversees and reports on risk management activities on a quarterly basis to the insurance companies’ boards of directors. In addition, the Audit and Conduct Review Committee of the Board acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.

A robust product approval process is a cornerstone of our BMO Insurance risk management framework, as it identifies, assesses and mitigates risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance transactions that transfer insurance risk from BMO Insurance to independent reinsurance companies are also used to mitigate our exposure to insurance risk by diversifying risk and limiting claims. Our reinsurance business, in turn, assumes property catastrophe and other reinsurance risks from independent reinsurers in various jurisdictions worldwide in order to diversify our geographic reinsurance exposures in accordance with our BMO Insurance risk management framework. BMO Insurance will be exiting the Property & Casualty Reinsurance market, with all treaties terminating by March 2021, significantly reducing our exposure to catastrophic claims. However, some exposure to catastrophic claims will remain until all outstanding claims that occurred prior to the treaty termination dates are settled and paid.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The Corporate Treasury group and the operating groups, as the first line of defence, are responsible for the ongoing management of liquidity and funding risk across the enterprise. The Corporate Treasury group is responsible for identifying, assessing, managing, monitoring, mitigating and reporting on liquidity and funding risks. The group develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related risk appetite and limits, monitors compliance with the relevant corporate policies and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.

Enterprise Risk and Portfolio Management, as the second line of defence, provides oversight, independent risk assessment and effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise. The Risk Management Committee (RMC) and Balance Sheet and Capital Management Committee (BSCMC) provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of our strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions.

Liquidity and Funding Risk Management

BMO’s Liquidity and Funding Risk Management Framework is defined and authorized under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.

BMO has a robust limit structure in place in order to manage liquidity and funding risk. Limits define the enterprise-level risk appetite for our key Stress Net Liquidity Position (Stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), and enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, requirements for counterparty liability diversification, business pledging activity, and the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan designed to facilitate effective management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of growing liquidity or funding risk in the market or other risks specific to BMO.

BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, which are informed by the legal and regulatory requirements that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable requirements.

BMO employs practices related to funds transfer pricing and liquidity transfer pricing in order to ensure that appropriate economic signals for the pricing of products for customers are provided to the lines of business and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of holding supplemental liquid assets to meet contingent liquidity requirements.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity risk under stress. BMO uses the Stress NLP as a key measure of liquidity risk. The Stress NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed or to fund drawdowns on available credit and liquidity lines, obligations to pledge collateral due to ratings downgrades or market volatility, and the continuing need to fund new assets or strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative level of liquidity risk related to each activity. These factors vary by depositor classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits), as well as by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and management’s assessment of the liquidity value of those assets under conditions of market stress. These funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.

Stress testing results are evaluated against BMO’s stated risk tolerance and are considered in management decisions on setting limits and internal liquidity transfer pricing, and they also help to inform and shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is integrated with enterprise-wide stress testing.

In addition to the Stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow and, beginning in 2020, the Net Stable Funding Ratio (NSFR).

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The liquidity value recognized for different asset classes under our management framework reflects management’s assessment of the liquidity value of those assets under a severe stress scenario. Liquid assets held in the trading businesses include cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks, securities, and short-term reverse repurchase agreements of highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian-dollar- and U.S.-dollar-denominated assets, with the majority of the remaining supplemental liquidity pool held at BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is integrated with our measurement of liquidity risk. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on our ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $249.7 billion at October 31, 2019, compared with $242.6 billion at October 31, 2018. The increase in unencumbered liquid assets was mainly due to higher cash and securities balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the soundness of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets Corporate Policy sets out the framework and pledging limits for financial and non-financial assets.

BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 24 on page 197 of the consolidated financial statements for further information on pledged assets.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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Liquid Assets

	As at October 31, 2019					As at October 31, 2018
(Canadian $ in millions)	Carrying value/on- balance sheet assets (1)	Other cash and securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	48,803	–	48,803	1,895	46,908	40,487
Deposits with other banks	7,987	–	7,987	–	7,987	8,305
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	170,219	22,838	193,057	102,694	90,363	78,158
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	39,393	743	40,136	18,730	21,406	19,767
Corporate and other debt	25,271	12,486	37,757	5,645	32,112	27,972
Corporate equity	58,559	22,808	81,367	52,931	28,436	42,805
Total securities and securities borrowed or purchased under resale agreements	293,442	58,875	352,317	180,000	172,317	168,702
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	26,126	–	26,126	3,688	22,438	25,118
Total liquid assets	376,358	58,875	435,233	185,583	249,650	242,612
Other eligible assets at central banks (not included above) (5)	69,011	–	69,011	765	68,246	63,369
Undrawn credit lines granted by central banks	–	–	–	–	–	–
Total liquid assets and other sources	445,369	58,875	504,244	186,348	317,896	305,981

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s consolidated balance sheet as at October 31, 2019.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group 202nd Annual Report 2019	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Encumbrance

	Total gross assets (1)	Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2019		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	56,790	–	1,895	–	54,895
Securities (5)	378,443	153,269	30,419	12,107	182,648
Loans and acceptances	399,968	73,073	765	257,884	68,246
Other assets
Derivative instruments	22,144	–	–	22,144	–
Customers’ liability under acceptances	23,593	–	–	23,593	–
Premises and equipment	2,055	–	–	2,055	–
Goodwill	6,340	–	–	6,340	–
Intangible assets	2,424	–	–	2,424	–
Current tax assets	1,165	–	–	1,165	–
Deferred tax asset	1,568	–	–	1,568	–
Other assets	16,580	3,722	–	12,858	–
Total other assets	75,869	3,722	–	72,147	–
Total assets	911,070	230,064	33,079	342,138	305,789

	Total gross assets (1)	Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2018		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	50,447	–	1,655	–	48,792
Securities (5)	352,884	127,211	31,853	10,580	183,240
Loans and acceptances	356,126	73,553	660	218,544	63,369
Other assets
Derivative instruments	25,422	–	–	25,422	–
Customers’ liability under acceptances	18,585	–	–	18,585	–
Premises and equipment	1,986	–	–	1,986	–
Goodwill	6,373	–	–	6,373	–
Intangible assets	2,272	–	–	2,272	–
Current tax assets	1,515	–	–	1,515	–
Deferred tax asset	2,039	–	–	2,039	–
Other assets	14,677	2,509	–	12,168	–
Total other assets	72,869	2,509	–	70,360	–
Total assets	832,326	203,273	34,168	299,484	295,401

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.1 billion as at October 31, 2019, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended October 31, 2019 was 138%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 145% last year. The increase in net cash outflows was partially offset by the increase in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 93.

94	BMO Financial Group 202nd Annual Report 2019

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted)	For the quarter ended October 31, 2019
	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	163.2

Cash Outflows

Retail deposits and deposits from small business customers, of which:	200.4	13.8

Stable deposits	96.0	2.9

Less stable deposits	104.4	10.9

Unsecured wholesale funding, of which:	165.3	91.2

Operational deposits (all counterparties) and deposits in networks of cooperative banks	62.4	15.5

Non-operational deposits (all counterparties)	68.1	40.9

Unsecured debt	34.8	34.8

Secured wholesale funding	*	20.8

Additional requirements, of which:	156.3	32.7

Outflows related to derivatives exposures and other collateral requirements	10.5	4.4

Outflows related to loss of funding on debt products	1.8	1.8

Credit and liquidity facilities	144.0	26.5

Other contractual funding obligations	1.0	–

Other contingent funding obligations	402.7	7.0

Total cash outflows	*	165.5
Cash Inflows
Secured lending (e.g., reverse repos)	149.2	33.2
Inflows from fully performing exposures	10.2	5.5
Other cash inflows	8.7	8.7
Total cash inflows	168.1	47.4

		Total adjusted value (4)
Total HQLA		163.2
Total net cash outflows		118.1
Liquidity Coverage Ratio (%)		138

For the quarter ended October 31, 2018		Total adjusted value (4)
Total HQLA		155.0
Total net cash outflows		106.9
Liquidity Coverage Ratio (%)		145

* Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 63 business days in the fourth quarter of 2019.
(3)	Weighted values are calculated after the application of the weightings prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

BMO Financial Group 202nd Annual Report 2019	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding Strategy

Our funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $378.8 billion as at October 31, 2019, and increased from $329.2 billion in 2018, due to strong deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $22.1 billion as at October 31, 2019, down from $29.5 billion as at October 31, 2018.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $207.6 billion as at October 31, 2019, with $63.9 billion sourced as secured funding and $143.7 billion sourced as unsecured funding. Wholesale funding outstanding increased from $203.3 billion as at October 31, 2018, primarily due to net wholesale funding issuance. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 98. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $249.7 billion as at October 31, 2019 and $242.6 billion as at October 31, 2018, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section on page 92.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018 that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. We do not expect a material impact on our funding plan as a result of Canada’s Bail-In Regime and TLAC requirements. For more information on Canada’s Bail-In Regime and TLAC requirements, refer to Capital Regulatory Developments under Enterprise-Wide Capital Management on page 59.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans, transportation finance (TF) loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the BSCMC and RMC and approved by the RRC, and is regularly updated to reflect actual results and incorporate updated forecast information.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

96	BMO Financial Group 202nd Annual Report 2019

Wholesale Funding Maturities (1)

	As at October 31, 2019								As at October 31, 2018
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,521	480	10	291	4,302	–	10	4,312	4,977
Certificates of deposit and commercial paper	11,391	19,286	14,918	18,528	64,123	367	–	64,490	68,318
Bearer deposit notes	24	63	–	30	117	–	–	117	576
Asset-backed commercial paper (ABCP)	683	1,524	1,069	–	3,276	–	–	3,276	3,586
Senior unsecured medium-term notes	–	1,711	751	10,690	13,152	15,910	34,727	63,789	55,753
Senior unsecured structured notes (2)	6	7	–	5	18	–	3,789	3,807	3,693
Covered bonds and securitizations
Mortgage and HELOC securitizations	–	544	1,384	1,288	3,216	3,604	12,782	19,602	18,203
Covered bonds	–	2,201	–	3,563	5,764	4,176	15,557	25,497	25,263
Other asset-backed securitizations (3)	–	1,045	–	173	1,218	351	6,059	7,628	6,930
Subordinated debt	–	–	–	–	–	–	7,189	7,189	6,841
Other (4)	–	4,970	–	–	4,970	–	2,896	7,866	9,185
Total	15,625	31,831	18,132	34,568	100,156	24,408	83,009	207,573	203,325
Of which:
Secured	683	10,284	2,453	5,024	18,444	8,131	37,294	63,869	63,167
Unsecured	14,942	21,547	15,679	29,544	81,712	16,277	45,715	143,704	140,158
Total (5)	15,625	31,831	18,132	34,568	100,156	24,408	83,009	207,573	203,325

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 98, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)	Refers to FHLB advances.
(5)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $51.7 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $155.9 billion as at October 31, 2019.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalized the domestic implementation of the NSFR in the second quarter of 2019. Canadian domestic systemically important banks (D-SIBs), including BMO, will be required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ending January 31, 2021. In addition, in April 2019, OSFI finalized revisions to the LCR and other liquidity metrics under the Liquidity Adequacy Requirements (LAR) Guideline, with an implementation date of January 1, 2020. We do not expect a material impact on our liquidity and funding management approach as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank to raise both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 162 of the consolidated financial statements.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P), Fitch and DBRS have a stable outlook on BMO.

On February 1, 2019, in response to the implementation of bail-in rules in Canada, Fitch downgraded its Support Ratings for Canadian D-SIBs to “5” from “2” and its Support Ratings Floors to “No Floor” from “BBB-”. Fitch’s lowered outlook for sovereign support had no impact on the Issuer Default Ratings, Viability Ratings, or issue-level ratings for D-SIBs, including BMO. Fitch’s ratings for BMO’s senior debt and legacy senior debt are unchanged at AA-.

As at October 31, 2019
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA-	A+	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2019, we would be required to provide additional collateral to counterparties totalling $95 million, $392 million and $614 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group 202nd Annual Report 2019	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	47,844	–	–	–	–	–	–	–	959	48,803
Interest bearing deposits with banks	4,088	1,893	1,081	714	211	–	–	–	–	7,987
Securities	2,680	3,420	2,797	3,508	4,670	15,001	46,687	66,005	44,670	189,438
Securities borrowed or purchased under resale agreements	75,936	21,562	4,819	859	518	–	310	–	–	104,004
Loans
Residential mortgages	1,691	2,059	5,285	6,818	7,138	22,309	68,143	10,297	–	123,740
Consumer instalment and other personal	645	519	991	1,272	1,502	4,823	22,391	11,947	23,646	67,736
Credit cards	–	–	–	–	–	–	–	–	8,859	8,859
Business and government	12,490	7,072	6,168	7,760	6,547	24,687	87,486	20,331	55,068	227,609
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,850)	(1,850)
Total loans and acceptances, net of allowance	14,826	9,650	12,444	15,850	15,187	51,819	178,020	42,575	85,723	426,094
Other Assets
Derivative instruments	1,209	1,867	877	830	911	2,375	5,095	8,980	–	22,144
Customers’ liability under acceptances	20,694	2,562	173	159	5	–	–	–	–	23,593
Other	1,951	593	245	12	5	7	5	4,475	22,839	30,132
Total other assets	23,854	5,022	1,295	1,001	921	2,382	5,100	13,455	22,839	75,869
Total Assets	169,228	41,547	22,436	21,932	21,507	69,202	230,117	122,035	154,191	852,195

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,177	4,187	1,215	319	1,174	–	–	201	4,543	23,816
Business and government	21,088	28,511	21,209	22,334	18,023	22,983	49,292	11,759	147,958	343,157
Individuals	3,607	8,932	12,080	13,390	15,706	11,418	13,257	2,031	120,749	201,170
Total deposits	36,872	41,630	34,504	36,043	34,903	34,401	62,549	13,991	273,250	568,143
Other liabilities
Derivative instruments	1,329	2,574	1,240	970	1,032	2,985	6,798	6,670	–	23,598
Acceptances	20,694	2,562	173	159	5	–	–	–	–	23,593
Securities sold but not yet purchased	26,253	–	–	–	–	–	–	–	–	26,253
Securities lent or sold under repurchase agreements	83,681	1,459	760	450	–	–	306	–	–	86,656
Current tax liabilities	–	–	–	–	–	–	–	–	55	55
Deferred tax liabilities	–	–	–	–	–	–	–	–	60	60
Securitization and structured entities’ liabilities	1	1,655	1,340	1,033	1,038	5,350	13,779	2,963	–	27,159
Other	12,325	3,188	33	29	74	537	3,596	2,406	16,419	38,607
Total other liabilities	144,283	11,438	3,546	2,641	2,149	8,872	24,479	12,039	16,534	225,981
Subordinated debt	–	–	–	–	–	–	–	6,995	–	6,995
Total Equity	–	–	–	–	–	–	–	–	51,076	51,076
Total Liabilities and Equity	181,155	53,068	38,050	38,684	37,052	43,273	87,028	33,025	340,860	852,195

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,868	3,777	5,698	8,832	12,511	21,574	102,113	5,643	–	162,016
Backstop liquidity facilities	–	–	–	–	–	–	5,550	–	–	5,550
Operating leases	32	66	98	97	96	361	931	2,119	–	3,800
Securities lending	4,102	–	–	–	–	–	–	–	–	4,102
Purchase obligations	53	98	138	133	137	111	187	69	–	926

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

98	BMO Financial Group 202nd Annual Report 2019

										2018
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	41,162	–	–	–	–	–	–	–	980	42,142
Interest bearing deposits with banks	4,964	1,717	1,037	457	112	18	–	–	–	8,305
Securities	4,522	4,283	5,049	7,749	4,943	11,854	32,480	56,004	54,051	180,935
Securities borrowed or purchased under resale agreements	67,804	12,732	2,490	1,781	191	53	–	–	–	85,051
Loans
Residential mortgages	1,782	1,848	4,343	6,306	4,769	24,522	64,636	11,414	–	119,620
Consumer instalment and other personal	607	440	1,026	1,143	943	5,414	19,910	9,812	23,930	63,225
Credit cards	–	–	–	–	–	–	–	–	8,329	8,329
Business and government	13,088	5,921	7,126	6,779	6,218	19,543	75,099	12,247	48,435	194,456
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,639)	(1,639)
Total loans and acceptances, net of allowance	15,477	8,209	12,495	14,228	11,930	49,479	159,645	33,473	79,055	383,991
Other Assets
Derivative instruments	2,033	3,379	1,638	1,002	797	3,333	5,816	7,424	–	25,422
Customers’ liability under acceptances	16,529	1,988	65	3	–	–	–	–	–	18,585
Other	1,740	506	189	26	6	17	20	4,824	21,534	28,862
Total other assets	20,302	5,873	1,892	1,031	803	3,350	5,836	12,248	21,534	72,869
Total Assets	154,231	32,814	22,963	25,246	17,979	64,754	197,961	101,725	155,620	773,293

										2018
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	16,966	6,032	1,200	227	106	–	–	–	3,376	27,907
Business and government	23,524	32,231	22,713	15,893	8,629	22,418	48,684	11,809	126,276	312,177
Individuals	2,582	6,455	7,953	7,619	10,536	11,736	16,327	2,582	115,054	180,844
Total deposits	43,072	44,718	31,866	23,739	19,271	34,154	65,011	14,391	244,706	520,928
Other liabilities
Derivative instruments	1,496	2,445	1,610	904	631	3,741	6,092	6,710	–	23,629
Acceptances	16,529	1,988	65	3	–	–	–	–	–	18,585
Securities sold but not yet purchased	28,804	–	–	–	–	–	–	–	–	28,804
Securities lent or sold under repurchase agreements	63,496	2,249	8	931	–	–	–	–	–	66,684
Current tax liabilities	–	–	–	–	–	–	–	–	50	50
Deferred tax liabilities	–	–	–	–	–	–	–	–	74	74
Securitization and structured entities’ liabilities	1,044	1,084	475	512	588	4,912	13,398	3,038	–	25,051
Other	8,548	5,568	44	34	184	789	4,455	1,905	15,458	36,985
Total other liabilities	119,917	13,334	2,202	2,384	1,403	9,442	23,945	11,653	15,582	199,862
Subordinated debt	–	–	–	–	–	–	–	6,782	–	6,782
Total Equity	–	–	–	–	–	–	–	–	45,721	45,721
Total Liabilities and Equity	162,989	58,052	34,068	26,123	20,674	43,596	88,956	32,826	306,009	773,293

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

										2018
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,472	3,610	6,892	9,620	11,345	21,056	84,295	3,144	–	141,434
Backstop liquidity facilities	–	–	–	–	–	–	5,627	–	–	5,627
Operating leases	34	70	99	101	100	358	770	1,210	–	2,742
Securities lending	4,939	–	–	–	–	–	–	–	–	4,939
Purchase obligations	56	388	153	155	158	615	186	82	–	1,793
(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Caution

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of the 2019 audited annual consolidated financial statements (refer to page 68).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Risk

Operational risk is the potential for loss or harm resulting from inadequate or failed internal processes or systems, human errors or misconduct or external events, but excludes business risk, credit risk, market risk, liquidity risk and other financial risk.

Operational risk is inherent in all of our business and banking activities and can lead to significant impacts on our business and financial results, including financial loss, restatements and damage to our reputation. Like other financial services organizations that operate in multiple jurisdictions, BMO is exposed to a variety of operational risks arising from the potential for failures of our internal processes, employees and technology systems, as well as from external threats. Potential losses may result from process and control failures, theft and fraud, unauthorized transactions by employees, regulatory non-compliance, business disruption, information security breaches, cyber security threats and exposure to risks related to outsourcing and damage to physical assets. Given the large volume of transactions we process on a daily basis, and the complexity and speed of our business operations, there is a possibility that certain operational or human errors may be repeated or compounded before they are discovered and rectified.

Operational risk is not only inherent in our business and banking activities, it is also inherent in the processes and controls we use to manage our risks. There is the possibility that errors will occur, as well as the possibility of a failure in our internal processes or systems, which could lead to financial loss and reputational harm. Shortcomings or failures of our internal processes, employees or systems, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss or restatements and damage our reputation.

The nature of our business also exposes us to the risk of theft and fraud when we enter into credit transactions with customers or counterparties. In extending credit, we rely on the accuracy and completeness of any information provided by, and any other representations made by, customers and counterparties. While we conduct appropriate due diligence on such customer information and, where practicable and economically feasible, engage valuation experts and other experts or sources of information to assist in assessing the value of collateral and other customer risks, our financial results may be adversely impacted if the information provided by customers or counterparties is materially misleading and this is not discovered during the due diligence process.

We apply various risk management frameworks to manage and mitigate all of these risks, including internal controls, limits and governance processes. However, despite the contingency plans we have in place to maintain our ability to serve our clients and minimize disruptions and adverse impacts, and the contingency plans our third-party service providers have in place, our ability to conduct business may be adversely affected by a disruption to the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

We regularly review our top and emerging risks, and assess our preparedness to proactively manage the risks that we face or could face in the future. For more information on these and other factors that may affect future results, please refer to the discussion on page 70.

Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence approach in managing operational risk. Operational risk is managed by the operating groups and corporate functions as the first line of defence. This is overseen by ERPM Operational Risk Management (ORM), along with Corporate Support Areas for specialized risks, as the second line of defence, governed by a robust committee structure and supported by a comprehensive Operational Risk Management Framework (ORMF). The Corporate Audit Division, as the third line of defence, assesses our adherence to internal controls and limits, and identifies opportunities to strengthen our processes.

Operational Risk Governance

The Operational Risk Committee (ORC), a sub-committee of the RMC, is the primary governance committee exercising oversight of all operational risk management matters. As part of its governance responsibilities, the ORC provides effective challenge to the policies, standards, operating guidelines, methodologies and tools that comprise the governing principles of the ORMF. The documentation that gives effect to these governing principles is reviewed on a regular basis to ensure it incorporates sound practices and is consistent with our risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our risk governance framework. Enterprise reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators and operating group profiles. We continue to invest in our reporting platforms and support timely and comprehensive reporting capabilities in order to enhance risk transparency and facilitate the proactive management of operational risk exposures.

Operational Risk Management

The operating groups, as the first line of defence, are accountable for the day-to-day management of operational risk, with the CROs of businesses providing governance and oversight for their respective business units, and Corporate Support Areas providing additional governance and oversight in certain targeted areas. Independent risk management oversight is provided by the ORM team, which is responsible for operational risk strategy, tools and policies, and for second-line oversight, effective challenge and governance. ORM establishes and maintains the ORMF, which defines the processes to be used by the first line of defence to identify, measure, manage, mitigate, monitor and report on key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ORMF defines the processes by which ORM, as the second line of defence, guides, supports, monitors, assesses and communicates with the first line in its management of operational risk. Operational Risk Officers (OROs) within ORM independently assess group operational risk profiles, identify material exposures and potential weaknesses in processes and controls, and recommend appropriate mitigation strategies and actions. Executing our ORMF strategy also involves continuing to strengthen our risk culture by promoting greater awareness and understanding of operational risk across all three lines of defence, learning from loss events and near-misses and providing other training and communication, as well as day-to-day execution and oversight of the ORMF. We also continue to strengthen our second-line-of-defence support and oversight.

The following are the key programs, methodologies and processes set out in the ORMF that assist us in the ongoing review of our operational risk profile:

•

Risk Control Self-Assessment (RCSA) is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCSA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive prevention, mitigation and management of risk.

100	BMO Financial Group 202nd Annual Report 2019

•	ORM provides an independent enterprise-level view of operational risk relative to our risk appetite, so that key risks can be appropriately identified, documented, managed and mitigated.
•

Process Risk Assessments (PRAs) and ORM reviews take a deeper view by identifying key risks and controls in our critical business processes, which may span multiple business and functional units. PRAs and ORM reviews enable a greater understanding of our key processes, issues and risk mitigation activities, which facilitates more effective oversight and appropriate risk management.

•

BMO’s initiative assessment and approval process is used to assess, document and approve qualifying initiatives when a new business, service or product is developed or existing services and products are enhanced. The process seeks to ensure that due diligence, approval, monitoring and reporting requirements are appropriately addressed at all levels of the organization.

•

Key risk indicators (KRIs) provide an early indication of any adverse changes in risk exposure. Operating groups and corporate functions identify specific metrics related to their material operational risks. KRIs are used in monitoring operational risk profiles and their overall relation to our risk appetite, are subject to review and challenge by ORM, and are linked to thresholds that trigger management intervention.

•

The Operational Risk Issue Management program identifies and proactively manages and mitigates issues that may prevent the bank from meeting its objectives, and is an indicator of a mature risk culture. Issue severity assessments provide management with the information necessary to prioritize resources in a risk-based manner. Issues can be identified by management, as well as by other risk frameworks, Corporate Audit or external regulators.

•

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention. In these assessments, internal loss data is analyzed and benchmarked against available external data. Material trends are regularly reported to the ORC, RMC and RRC so that preventative or corrective action can be taken where appropriate. BMO is a member of the Operational Risk Data Exchange Association, the American Bankers Association and other national and international associations of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

•

The Top and Emerging Operational Risks program identifies the internal and external operational risks for the bank, informed by both bottom-up and top-down inputs. The program provides a baseline for discussion that complements knowledge and discussion at the senior leader level, resulting in actions determined by an alignment of strategic direction and prioritized top and emerging risks.

•

BMO’s Scenario Analysis program assesses key risks and critical business processes to inform risk measurement and risk management. Scenarios help management identify and understand the impact of large-scale events, including events that have a low frequency of occurrence but a high severity of impact, as well as environmental stresses on the business, and identify any mitigation actions or controls that will help manage tail risks.

•	BMO’s operational risk management training programs seek to ensure that our employees are qualified and equipped to execute the ORMF consistently, effectively and efficiently.
•

Effective business continuity management prepares us to maintain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders.

•

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. We purchase insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, in order to provide adequate protection against unexpected material loss.

A primary objective of the ORMF, and our implementation and oversight of this framework and its provisions, is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital.

Cyber Security Risk

Information security is integral to BMO’s business activities, brand and reputation. We face common banking information security risks, given our reliance on the internet and our pervasive use of advanced digital technologies to process data, including the threat of potential data loss, hacking, loss or exposure of customer or employee information, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption. We continue to evolve our capabilities and increase our ongoing investments in our Financial Crimes Unit, which is the first of its kind among our Canadian peers, bringing together cyber defences, fraud and physical security functions, as well as subject matter experts across the lines of business and business functional groups. In addition, we are enhancing our processes to make them more cyber resilient, while also enhancing our ability to prevent, detect and manage cyber security threats. We continue to benchmark and review best practices across peer companies and other industries, conduct third-party assessments of our controls, evaluate the effectiveness of our key controls, develop new controls, and invest in both technology and human resources. We also work with information security and software suppliers to bolster our internal resources and technology capabilities in order to improve our ability to remain resilient in a rapidly evolving threat landscape.

Anti-Money Laundering

Compliance with all Anti-Money Laundering, Anti-Terrorist Financing (AML/ATF) and Sanctions Measures is an integral part of safeguarding BMO, our customers and the communities in which we operate. BMO is committed to managing AML/ATF and sanctions risks prudently, and complying with all legal and regulatory requirements. Risks related to non-compliance with these requirements can include enforcement action, legal action and damage to our reputation. Our AML/ATF and sanctions compliance program promotes effective governance and oversight across all BMO businesses, so that we are able to take appropriate measures to prevent money laundering, terrorist financing and sanctioned activity, which include the use of analytics, technology and professional expertise in order to deter, detect and report suspicious activity. Recent amendments to Canada’s AML/ATF regime that come into effect in June 2021 are intended to improve the regime’s effectiveness and further align it with international standards. These amendments increase the amount of data required to be collected and expand mandatory reporting, which requires modifications to customer, transaction, and record management systems and processes. BMO is committed to making the changes necessary to comply with these new regulatory requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Model Risk

Model risk is the potential for adverse consequences following from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making or damage to reputation.

Model risk arises from the use of quantitative tools that apply statistical, mathematical, economic or other quantitative techniques to process input data and generate quantitative estimates. BMO uses models ranging from very simple models that produce straightforward estimates to highly sophisticated models that value complex transactions or generate a broad range of forward-looking estimates. The results from these models are used to inform business, risk and capital management decision-making, and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions.

These quantitative tools provide important insights and are effective when used within a framework that identifies key assumptions and limitations, while controlling and mitigating model risk. In addition to applying judgment to evaluate the reliability of model results, BMO mitigates model risk by maintaining strong controls over the development, validation, implementation and use of models across all model categories. BMO also takes steps to ensure that qualitative model overlays and non-statistical approaches to evaluating risks are intuitive, experience-based, well-documented and subject to effective challenge by those with sufficient expertise and knowledge, in order to provide reasonable results.

Model Risk Management Framework

Risk is inherent in models because model results are estimates which rely on statistical, mathematical or other quantitative techniques that approximate reality to transform data into estimates or forecasts of future outcomes. Model risk also arises from the potential for misuse of models. Model risk is governed at BMO by the enterprise-wide Model Risk Management Framework, which covers the model life cycle.

This framework sets out an end-to-end approach for model risk governance across the model life cycle and helps to ensure that model risk remains within the limits of BMO’s enterprise-wide risk appetite. The framework includes BMO’s Model Risk Corporate Policy, Model Risk Guidelines and supporting operating procedures, which outline explicit principles for managing model risk, detail model risk management processes, and define the roles and responsibilities of all stakeholders across the model life cycle. Model owners, developers and users are the first line of defence, the Model Risk group is the second line of defence, and the Corporate Audit Division is the third line of defence.

The Model Risk group is responsible for the development and maintenance of the Model Risk Management Framework, and for ensuring that the framework is compliant with regulatory expectations, as well as for oversight of the effectiveness of our model processes, our model inventory, and the overall aggregation, assessment and reporting of model risk. The Model Risk Management Committee (MRMC), a sub-committee of the RMC, is a cross-functional group representing all key stakeholders across the enterprise. The MRMC meets regularly to help direct the bank’s use of models, to oversee the development, implementation and maintenance of the Model Risk Management Framework, to provide effective challenge and to discuss governance of the enterprise’s models.

Outcomes Analysis and Back-Testing

Once models are validated, approved and in use, they are subject to ongoing monitoring and outcomes analysis at varying frequencies. As a key component of outcomes analysis, back-testing compares model results against actual observed outcomes. Variances between model forecasts and actual observed outcomes are measured against defined risk materiality thresholds. To ensure that variances remain within the defined tolerance range, actions such as model review and parameter recalibration are taken. Performance is assessed by analyzing model overrides and tests conducted during model development. This analysis serves to confirm the validity of a model’s performance over time, which helps to ensure that appropriate controls are in place in order to address identified issues and enhances a model’s overall performance.

All models used within BMO are subject to validation and ongoing monitoring, and are used in accordance with our framework. The framework applies to a wide variety of models, ranging from market, credit and operational risk models to stress testing, pricing and valuation, and anti-money laundering models.

Operational Risk Measurement

BMO currently uses the Advanced Measurement Approach (AMA), a risk-sensitive capital model, in conjunction with the Standardized Approach in certain areas, to determine both regulatory capital and economic capital requirements for managing operational risk. The AMA Capital Model employs a loss distribution approach along with four elements that support the measurement of our operational risk exposure, as required by OSFI. Internal and external loss data are used as inputs for the AMA Capital Model and, based on shared attributes, are grouped into cells that include operating group, business activity and event type. Minimum enterprise operational risk capital is determined at a specific upper confidence limit of the enterprise total loss distribution. Business environment and internal control factors are used for post-modelling adjustments, and these are subject to

102	BMO Financial Group 202nd Annual Report 2019

regular review in order to identify and understand risk drivers and to confirm consistency in application across the enterprise. Scenarios are applied to verify the distributions and correlations used to model capital. Beginning in fiscal 2020, BMO, along with the other AMA-approved banks, will transition to the Standardized Approach for determining enterprise operational risk regulatory capital requirements, and BMO does not expect any impact on capital requirements related to this transition. It is expected that BMO will implement the new Standardized Measurement Approach as part of the final Basel III reforms, which will replace the current Advanced and Standardized Approaches for operational risk regulatory capital requirements.

Caution

This Operational Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Legal and Regulatory Risk

Legal and regulatory risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risks of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

The success of BMO’s business relies in part on our ability to manage our exposure to legal and regulatory risk prudently. The financial services industry is highly regulated, and we anticipate intense ongoing scrutiny from our supervisors and strict enforcement of legal and regulatory requirements as governments and regulators around the world continue to implement reforms intended to strengthen the stability of the financial system. Banks globally continue to be subject to fines and penalties for a number of regulatory and conduct issues. As rulemaking and supervisory expectations evolve, we monitor developments to enable BMO to respond to and implement any required changes.

Under the direction of BMO’s General Counsel, our Legal & Regulatory Compliance Group maintains enterprise-wide frameworks that identify, measure, manage, monitor and report on legal and regulatory issues. We identify applicable laws and regulations and potential risks, recommend mitigation strategies and actions, conduct internal investigations, and oversee legal proceedings and enforcement actions. We are subject to legal proceedings arising in the ordinary course of business, and the unfavourable resolution of any such legal proceedings could have a material adverse effect on our financial results and damage our reputation. We are required to disclose material legal proceedings to which we are a party. Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case assessment of specific facts and circumstances, our past experience and the opinions of legal experts. Another area of focus is the oversight of fiduciary risk related to any of BMO’s businesses that provide products or services giving rise to fiduciary duties, as well as policies and practices that address the responsibilities of a business to a customer (including service requirements and expectations, customer suitability determinations, disclosure obligations and communications).

Safeguarding our customers, employees, information and assets from exposure to criminal risk is an important priority. Criminal risk is the potential for loss or harm resulting from a failure to comply with criminal laws and includes acts by employees against BMO, acts by external parties against BMO and acts by external parties using BMO to engage in unlawful conduct, such as fraud, theft, money laundering, violence, cyber-crime, bribery and corruption.

As governments globally seek to curb corruption and counter its negative effects on political stability, sustainable economic development, international trade and investment and other areas, BMO’s Anti-Corruption Office, through its global program, has articulated a set of key principles and activities necessary for the effective oversight of compliance with anti-corruption legislation in jurisdictions in which BMO operates. These include guidance on both identifying and avoiding corrupt practices and rigorously investigating allegations of corrupt activity.

Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations concerning the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Under the direction of the Chief Anti-Money Laundering Officer, BMO’s Anti-Money Laundering Office is responsible for the governance, oversight and assessment of principles and procedures designed to help ensure compliance with legal and regulatory requirements and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For additional discussion regarding BMO’s operational risk management practices with respect to anti-money laundering, refer to the Anti-Money Laundering section on page 101.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support Areas manage day-to-day risks by complying with corporate policies and standards, while Legal & Regulatory Compliance units specifically aligned with each of the operating groups provide advice and independent legal and regulatory risk management oversight.

Heightened regulatory and supervisory scrutiny has a significant impact on the way we conduct business. Working with the operating groups and other Corporate Support Areas, Legal & Regulatory Compliance assesses and analyzes the implications of regulatory and supervisory changes. We devote substantial resources to the implementation of systems and processes required to comply with new regulations while also helping us meet the needs and demands of our customers. Failure to comply with applicable legal and regulatory requirements may result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute our business strategies, a decline in investor and customer confidence, and damage to our reputation.

BMO recognizes that our business is built on our reputation for good conduct. In recognition of this, BMO has adopted a wide range of practices beyond our Code of Conduct to support the ethical conduct of our employees. We strive to deliver positive outcomes for our customers and contribute to the orderly operation of financial markets, while also maintaining a diverse and inclusive environment for our employees. Our Enterprise Culture and Conduct Framework sets out our approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to our approach to other non-financial risks, this framework is supported by our enterprise Risk Management Framework and our focus on maintaining a strong risk culture. We report on various metrics related to culture and conduct and we engage with other control frameworks across the organization and in all of the jurisdictions in which we operate.

We continue to respond to other global regulatory developments, including capital and liquidity requirements under the Basel Committee on Banking Supervision (BCBS) global standards (Basel III), which we expect will put upward pressure on the amount of capital we are required to hold

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MANAGEMENT’S DISCUSSION AND ANALYSIS

over time. Other global regulatory developments include over-the-counter (OTC) derivatives reform, consumer protection measures and specific financial reforms, which are discussed in further detail below. For additional discussion of the regulatory developments relating to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section starting on page 59 and the Liquidity and Funding Risk section starting on page 91. For a discussion of the impact of certain other regulatory developments, refer to: Critical Accounting Estimates – Income Taxes and Deferred Tax Assets on page 109; Tax Legislation and Interpretations on page 71 and Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which We Conduct Business on page 70 regarding certain potential changes in fiscal policy and tax legislation; Risks That May Affect Future Results – Other Factors That May Affect Future Results – Brexit on page 71 regarding the impact of the United Kingdom’s withdrawal from the European Union; and Risks That May Affect Future Results – Other Factors That May Affect Future Results – Benchmark Interest Rate Reform on page 71 regarding benchmark reform.

Bank Resolution and Bail-In – In June 2016, legislation required to implement a Bank Recapitalization (Bail-In) Regime was passed by the Canadian government in order to enhance Canada’s bank resolution capabilities, in line with international efforts in this area. Final regulations implementing the Bail-In Regime took effect in September 2018. The related total loss-absorbing capacity (TLAC) requirements take effect in November 2021. For additional discussion of the Bail-In Regime and TLAC requirements, refer to the Enterprise-Wide Capital Management section starting on page 59 and the Liquidity and Funding Risk section starting on page 91.

Federal Financial Sector Legislation – In December 2018, the government of Canada passed legislation: amending the Bank Act to strengthen the financial consumer protection framework, with enhancements in the areas of corporate governance, responsible business conduct, complaints and customer redress (no effective date as yet); amending the Financial Consumer Agency of Canada Act to strengthen the mandate and powers of the Financial Consumer Agency of Canada (no effective date as yet); and enacting the Pay Equity Act to redress systemic gender-based discrimination by requiring federal public and private-sector employers to establish and maintain a pay equity plan within set time frames (no effective date as yet). Implementing regulations are required for other earlier amendments to the Bank Act to allow banks to undertake broader financial technology activities.

U.S. Regulatory Reform – In May 2018, the U.S. Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCP), which made reforms to the Dodd-Frank Wall Street Reform and Consumer Protection Act, including raising the threshold for heightened prudential standards, and introduced changes to certain exemptions to restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates. In October 2019, the U.S. federal banking agencies finalized rules pursuant to EGRRCP that modify capital and liquidity requirements, single counterparty credit limits and enhanced prudential standards for bank holding companies and foreign banking organizations, including BMO. The bank continues to monitor EGRRCP rulemaking activities by applicable agencies.

Other Regulatory Initiatives Impacting Financial Services in Canada – Federal and provincial regulators continue to focus on issues relating to consumer protection, including with respect to seniors and retail investors, OTC derivatives and advisor conduct. The Department of Finance Canada is undertaking a consultation process regarding the merits of open banking, which would allow Canadian consumers and small businesses to direct federally regulated financial institutions to disclose their banking information through a secure mechanism to entities that meet information security and other requirements. Recent amendments to federal privacy legislation set out privacy breach reporting and notification requirements. For additional discussion regarding privacy, refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results – Cyber Security, Information Security and Privacy Risk section in the Enterprise-Wide Risk Management section on page 68.

Derivatives Reform – G20 jurisdictions continue to implement new regulations as part of the OTC derivatives regulatory reform program. Margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, the European Union, Hong Kong, Singapore and the United States. Margin rules require the exchange of variation margin and initial margin, both of which are designed to secure performance on non-centrally cleared derivatives transactions between covered entities. BMO has been subject to variation margin rules since March 1, 2017, and to initial margin rules since September 1, 2019. BMO continues to monitor and prepare for the impact of other OTC derivatives regulatory changes relating to clearing, execution and business conduct rules.

The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board and senior management on the effectiveness of our Enterprise Compliance Program. The program uses a risk-based approach to identify, assess and manage compliance with applicable legal and regulatory requirements. The program directs operating groups and Corporate Support Areas to maintain compliance policies, procedures and controls that meet these requirements. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and we track remedial action plans. The Chief Anti-Money Laundering Officer also regularly reports to the ACRC.

All BMO employees must complete annual legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy policies, standards and procedures. This is done in conjunction with our Code of Conduct training, which tests employees’ knowledge and understanding of the behaviour required of employees of BMO.

Caution

This Legal and Regulatory Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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Business Risk

Business risk is the potential for loss or harm as a result of the specific business activities of an enterprise and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the enterprise having the ability to compensate for these developments by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, heightened competition, technology-driven changes, adverse business developments and relatively ineffective responses to industry changes. For example, client retention can be influenced by a number of factors, including service levels, prices for products and services, delivery platforms, ease of access to products and services, the quality of the customer experience, our reputation and the actions of our competitors.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Strategic Risk

Strategic risk is the potential for loss or harm due to changes in the external business environment and/or failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as from the potential for loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, geopolitical, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be limited through an effective strategic management framework, and certain of these risks, including economic, geopolitical and regulatory risks, can be assessed through stress testing.

BMO’s Office of Strategic Management (OSM) oversees our strategic planning process and works with the lines of business, along with ERPM, Finance and Corporate Support Areas, to identify, monitor and mitigate strategic risk across the enterprise. Our rigorous strategic management framework encourages a consistent approach to developing strategies and incorporates information linked to financial commitments.

The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards, including a consideration of the results of stress testing as an input into strategic decision-making. The potential impacts of changes in the business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of both the current and the potential future business environment.

Our ability to execute on the strategic plans developed by management influences our financial performance. If these strategic plans do not meet with success or if there is a change in the strategic plans, our earnings could grow at a slower pace or decline. Performance objectives established through the strategic management process are monitored regularly and reported on quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely in order to identify any significant emerging risk issues.

Environmental and Social Risk

Environmental and social risk is the potential for loss or harm resulting from environmental or social impacts or concerns, including climate change, related to BMO or its customers.

Environmental and social risk is often associated with credit, operational and reputation risk. Environmental and social risk involves a broad spectrum of topics and issues, such as: pollution and waste; energy, water and other resource usage; climate change; biodiversity; human rights; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous peoples’ rights and consultation; and cultural heritage.

Governance

BMO’s Sustainability Council, chaired by BMO’s General Counsel, is comprised of senior leaders from the lines of business and Corporate Support Areas across our organization, and provides oversight and leadership for our sustainability strategy. The Sustainability team is responsible for coordinating the development and maintenance of an enterprise-wide strategy that meets BMO’s overarching environmental and social responsibilities. The Sustainability team works in partnership with the lines of business and Corporate Support Areas, including Risk, the Capital Markets Sustainable Finance team, and the BMO Global Asset Management Responsible Investment team, to manage environmental and social risk within our business, and works with external stakeholders to better understand the consequences and impacts of our operations and financing decisions.

BMO’s Sustainability team also partners with the Procurement and Corporate Real Estate groups to establish environmental management processes. These groups are responsible for establishing and maintaining an operational environmental management system that is aligned with the framework set out in ISO 14001, and for setting objectives and targets that are related to aligning the bank’s operations with its Environmental Policy.

To keep informed of emerging issues, we participate in global forums with our peers, maintain an open dialogue with our internal and external stakeholders, and monitor and evaluate policy and legislative changes in the jurisdictions in which we operate. BMO is a member of, and actively engaged in, sustainability-focused working groups of the United Nations Environment Programme – Finance Initiative (UNEP-FI), the Equator Principles Association and Canadian Bankers’ Association.

BMO is a signatory to the United Nations Principles for Responsible Investment, a framework that encourages sustainable investing through the integration of environmental, social and governance considerations into investment decision-making and ownership practices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management

As part of our enterprise risk management framework and credit risk management framework, we evaluate the environmental and social risks associated with credit and counterparty transactions and exposures. We have developed and implemented financing guidelines to address environmental and social risks for specific lines of business. To limit our potential exposure to clients’ environmental risks, we apply enhanced due diligence to transactions with clients operating in environmentally sensitive industry sectors, and we avoid doing business with borrowers that have poor track records in environmental and social risk management. Transactions with significant associated environmental or social concerns may be escalated to BMO’s Reputation Risk Management Committee for consideration. BMO has been a signatory to the Equator Principles since 2005 and applies its credit risk management framework to identify, assess and manage the environmental and social risk of transactions within its scope. We also apply environmental and social screening procedures to categorize and assess projects based on the magnitude of their potential impacts and risks. These principles have been integrated into our credit risk management framework.

Codes of Conduct and Human Rights

Our Board-approved Code of Conduct reflects our commitment to manage our business responsibly. We expect our suppliers to be aware of, understand and respect the principles of our Supplier Code of Conduct, which outlines our standards for integrity, fair dealing and sustainability. We publicly report under the United Kingdom Modern Slavery Act 2015, and our Supplier Code of Conduct reflects this legislation.

Climate Change

BMO supports the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). BMO tracks and analyzes its own Scope 1 and Scope 2 greenhouse gas (GHG) emissions, as well as Scope 3 GHG emissions associated with our waste generation and business travel.

BMO has initiated a climate change scenario analysis program, in line with the TCFD recommendations. In fiscal 2019, we conducted a climate scenario analysis pilot project focused on transition risk analysis, and we plan to expand such analysis to other sectors and risk types, including physical risk. Further information can be found in BMO’s Sustainability Report (1).

Reporting

We publicly report on our environmental and social performance and targets in our annual Sustainability Report, and on our website. Selected environmental and social indicators in the Sustainability Report are assured by a third party. BMO also provides climate-related disclosures in line with the TCFD framework in our Sustainability Report and related public disclosures, which can be found on our website.

(1)	In previous years, the title of the Sustainability Report was the BMO Environmental, Social and Governance Report.

Reputation Risk

Reputation risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

BMO’s reputation is built on our commitment to high standards of business conduct and ethics, and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement, and maintain customer loyalty and trust.

We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, product and service offerings, and events or incidents impacting BMO, as well as day-to-day decision-making and conduct. We consider our reputation in everything that we do.

BMO’s Code of Conduct is the foundation of our ethical culture and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choice in decisions that affect our customers and stakeholders. Continual reinforcement of the principles set out in the Code of Conduct minimizes risks to our reputation that may result from poor decisions or behaviour. Recognizing that non-financial risks can negatively affect BMO as significantly as financial risks, we actively promote a culture which encourages employees to raise concerns and supports them when they do so, with zero tolerance for retaliation.

Our corporate governance practices and enterprise risk management framework have various controls in place that support the management of risks to our reputation. We seek to identify activities or events that could impact our reputation, including large-scale impact through the media or otherwise. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant or heightened exposure to reputation risk are escalated to BMO’s Reputation Risk Management Committee for review. As misconduct can impact our reputation, the Chief Ethics and Conduct Officer, who is responsible for enterprise-wide reporting on corporate culture and our employees’ conduct, escalates instances of misconduct involving significant reputation risk to BMO’s Reputation Risk Management Committee, as appropriate.

106	BMO Financial Group 202nd Annual Report 2019

Accounting Matters and Disclosure and Internal Control

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; and provisions, including legal provisions. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities (SEs). These judgments are discussed in Notes 6 and 7 on pages 159 and 160, respectively, of the consolidated financial statements. Note 17 on page 179 of the consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from our estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in estimating these amounts are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, refer to Note 1 on page 142 of the consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been actual impairment. ECL is calculated on a probability-weighted basis, based on the economic scenarios described below, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in the determination of the allowance on performing loans. These judgments and assumptions will change over time, and the impact of the change will be recorded in future periods.

In establishing our allowance on performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of possible forecast economic conditions – a base case scenario, which in our view represents the most probable outcome, and is described below, as well as benign and adverse scenarios - all developed by our Economics group. The adverse scenario is also described below, given the focus on such a scenario at this point in the economic cycle. The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. Holding all else equal, as economic variables worsen, the allowance on performing loans would increase and conversely, as they improve, the allowance would decrease. In addition, assuming all variables are held constant, an increase in loan balances and/or a deterioration in the credit quality of our loan portfolio would drive an increase in the allowance on performing loans.

Our total allowance on credit losses as at October 31, 2019 was $2,094 million ($1,870 million as at October 31, 2018), comprised of an allowance on performing loans of $1,609 million and an allowance on impaired loans of $485 million ($1,473 million and $397 million, respectively, as at October 31, 2018). The allowance on performing loans increased $136 million year over year, primarily driven by portfolio growth and changes in scenario weighting, partially offset by changes in the economic outlook.

As at October 31, 2019, our base case economic forecast depicts a Canadian economy that grows by a moderate 1.6% on average over the forecast period, slightly below long-run potential growth, raising the unemployment rate modestly to 6.0% in 2021. The U.S. economy grows slightly faster than the Canadian economy, averaging 1.8% over the forecast period, supported by healthier consumer spending but challenged by restrictive and uncertain trade policies. Overall, the base case forecast is modestly weaker than a year ago. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,325 million as at October 31, 2019 ($1,250 million as at October 31, 2018), compared with the reported allowance on performing loans of $1,609 million ($1,473 million as at October 31, 2018).

As at October 31, 2019, our adverse case economic forecast depicts a typical recession in Canada and the United States occurring in the first year of our forecast horizon, with the economy contracting approximately 3% over four quarters and the unemployment rate rising more than 3% to 9.1% in Canada and 6.8% in the United States. This is initially followed by a steady recovery through the end of the projection period. The adverse case forecast is largely consistent with the adverse forecast used a year ago, with the exception of unemployment rates in Canada and the United States, which are forecasted to be moderately lower compared to last year’s scenario. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,800 million as at October 31, 2019 ($2,650 million as at October 31, 2018), compared with the reported allowance on performing loans of $1,609 million ($1,473 million as at October 31, 2018).

Actual results in a recession will differ, as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios that are often unequally weighted, and those weightings will change over time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows the key economic variables we use to estimate our allowance on performing loans during the forecast period. The values shown represent the end-of-period national average values for the first 12 months and then the national average for the remaining horizon. While the values disclosed below are national variables, we use regional variables in our underlying models where considered appropriate.

	Benign scenario				Base scenario				Adverse scenario
As at October 31	First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Real gross domestic product growth rates (2)
Canada	2.9%	3.1%	2.3%	2.4%	1.6%	1.8%	1.6%	1.6%	(3.2)%	(3.2)%	0.8%	0.8%
United States	2.4%	2.9%	2.3%	1.9%	1.8%	2.4%	1.9%	1.6%	(2.9)%	(2.9)%	0.9%	0.9%
Corporate BBB 10-year spread
Canada	2.0%	2.0%	2.1%	2.1%	2.3%	2.3%	2.3%	2.3%	4.7%	4.7%	3.9%	3.9%
United States	1.8%	1.8%	2.0%	2.0%	2.4%	2.2%	2.4%	2.3%	4.3%	4.3%	3.4%	3.5%
Unemployment rates
Canada	5.1%	5.4%	4.9%	5.2%	5.7%	5.6%	5.9%	5.6%	8.9%	9.3%	8.9%	9.3%
United States	3.3%	3.2%	3.2%	3.1%	3.7%	3.6%	3.8%	3.7%	6.5%	6.7%	6.6%	6.8%
Housing price index
Canada (3)	3.7%	2.4%	3.6%	2.6%	1.8%	1.4%	2.5%	1.8%	(12.8)%	(12.8)%	(3.2)%	(3.2)%
United States (4)	4.5%	5.1%	4.1%	4.3%	3.0%	3.6%	2.7%	3.0%	(7.3)%	(7.3)%	(1.2)%	(1.2)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product is based on year-over-year growth.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

As an additional example of how the allowance could vary under different circumstances, a scenario in which we forecast a moderate decline in the economy is produced, in conjunction with the benign, base and adverse cases used in our calculation of ECL. In this illustrative scenario, we assume that the Canadian economy grows by an average of 0.8% over the forecast period, resulting in the unemployment rate peaking at 7.5% in late 2021. In this modest recession, real GDP contracts moderately for three quarters because of weak global demand and lower commodity prices, before staging a steady recovery in response to lower interest rates, a weaker currency and fiscal stimulus. In addition, the U.S. economy grows a modest 1.5% on average over the forecast period with only one quarter of zero growth, less than long-run potential, lifting the unemployment rate to 4.9% in early 2021. If we assume a 100% moderate economic decline forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,775 million as at October 31, 2019. This compares with the reported allowance on performing loans of $1,609 million.

As discussed above, real GDP is the basis for measuring changes in our economic forecasts, acting as an important determinant for many of the other key economic and market variables, although the allowance is not sensitive to this variable alone. The charts below plot the change in the GDP forecast for Canada and the United States. to illustrate how it moves over the forecast horizon under different economic scenarios, including the illustrative moderate economic decline scenario.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our models would generate an allowance on performing loans of approximately $1,050 million ($1,000 million in 2018), compared with the reported allowance on performing loans of $1,609 million ($1,473 million in 2018).

Our provision for credit losses (PCL) in 2019 was $872 million ($662 million in 2018), comprised of a $751 million provision ($700 million in 2018) on impaired loans and a provision of $121 million (recovery of $38 million in 2018) on performing loans. The PCL on performing loans in the current year was primarily driven by balance growth and changes to scenario weights. A provision was recorded for performing loans in the current year, compared with a recovery in the prior year, reflecting higher loan growth, as well as higher provisions from portfolio migration, changes in the economic outlook and scenario weights during 2019, compared with the prior year. Additional information on the process and methodology for determining the allowance on credit losses can be found in the discussion of Credit and Counterparty Risk on page 78, as well as in Note 4 on page 151 of the consolidated financial statements.

108	BMO Financial Group 202nd Annual Report 2019

Financial Instruments Measured at Fair Value

We record assets and liabilities classified as trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents our estimate of the amount we would receive or would be required to pay in the case of a liability, in an orderly transaction between willing parties at the measurement date. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of loans, securities, derivative assets and liabilities, and liabilities recorded at fair value as at October 31, 2019, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 17 on page 179 of the consolidated financial statements.

Valuation Product Control (VPC), a group independent of the trading lines of business, ensures that the fair values at which financial instruments are recorded are materially accurate by:

•	Developing and maintaining valuation policies and procedures in accordance with regulatory requirements and IFRS
•	Establishing official rate sources for valuation of all portfolios, and
•	Providing independent review of portfolios for which prices supplied by traders are used for valuation

For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data. When VPC determines that the model estimates do not reflect fair value, we incorporate certain adjustments to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk and other items, including closeout costs. For example, the credit risk valuation adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads. We also incorporate an estimate of the implicit funding costs borne by BMO for over-the-counter derivative positions (the funding valuation adjustment).

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Changes in methodologies are made only when we believe that a change will result in better estimates of fair value.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least monthly to address the more challenging material valuation issues related to BMO’s portfolios, approves valuation adjustments and methodology changes, and acts as a key forum for the discussion of positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

Valuation Adjustments

(Canadian $ in millions) As at October 31	2019	2018
Credit risk	91	55
Funding risk	40	19
Liquidity risk	56	79
Total	187	153

Valuation adjustments increased in 2019, primarily due to the increased size of the trading book.

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, the difference would be recognized in other comprehensive income.

Pension and other employee future benefits expense and the related obligations are sensitive to changes in discount rates. We determine discount rates at each year end for all our plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 21 on page 190 of the consolidated financial statements.

Impairment of Securities

We have investments in associates and joint ventures, which are classified as other securities. We review these investments at each quarter-end reporting period to identify and evaluate instruments that show indications of possible impairment.

For these other securities, a significant or prolonged decline in the fair value of a security to an amount below its cost is objective evidence of impairment.

Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at a 12-month expected credit loss.

Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI, other securities, allowance for credit losses and the determination of fair value is included in Note 3 on page 147 and Note 17 on page 179 of the consolidated financial statements.

Income Taxes and Deferred Tax Assets

Our approach to tax is guided by our Statement on Tax Principles, elements of which are described below, and governed by our tax risk management framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputational risks. We actively seek to identify, evaluate, monitor, manage and mitigate any tax risks that may arise to ensure our financial exposure is well understood and is within a range consistent with our objectives for the management of tax risk, as set out in our tax risk management framework. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with our commercial activities, and where tax laws change in our business or for our customers, we adapt and change accordingly. We monitor applicable tax-related developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and engage external advisors when necessary. We do not engage in tax planning that does not have commercial substance. We do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income or our Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred income tax assets will be realized. The factors we use to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

If income tax rates increase or decrease in future periods in a jurisdiction, our provision for income taxes for future periods will increase or decrease accordingly. Furthermore, our deferred tax assets and liabilities will increase or decrease as income tax rates increase or decrease, respectively, and will result in an income tax impact. For example, the reduction in the U.S. federal tax rate from 35% to 21% as a result of the enactment of the U.S. Tax Cuts and Jobs Act in 2018 resulted in a $425 million one-time non-cash tax charge to our net income in 2018 and a corresponding reduction in our net deferred tax assets.

In fiscal 2019, we were reassessed by the Canada Revenue Agency (CRA) for additional income taxes and interest in an amount of approximately $250 million in respect of certain 2014 Canadian corporate dividends. In prior fiscal years, we were reassessed by the CRA for additional income taxes and interest of approximately $361 million for certain Canadian corporate dividends from 2011 to 2013. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules cited by the CRA in the reassessments were prospectively addressed in the 2015 and 2018 Canadian federal budgets. In the future, we expect to be reassessed for significant additional taxes for similar activities in 2015 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment. If our challenge is unsuccessful, the additional expense would negatively impact our net income.

Additional information regarding our accounting for income taxes is included in Note 22 on page 194 of the consolidated financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each of our cash-generating units (CGUs) in order to verify that the recoverable amount of the CGU is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the CGU, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of our CGUs in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. As at October 31, 2019, the estimated fair value of each of our CGUs was greater than carrying value.

Intangible assets with definite lives are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets with definite lives for impairment when circumstances indicate that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested annually for impairment. If an intangible asset is determined to be impaired, we write it down to its recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding the composition of goodwill and intangible assets is included in Note 11 on page 172 of the consolidated financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy obligation liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant potential impact on the valuation of these liabilities would be the result of a change in the assumptions for interest rates and equity market values. If the assumed future interest rates was to increase by one percentage point, earnings before tax would increase by approximately $27 million. A reduction of one percentage point would lower earnings before tax by approximately $25 million. If the assumed equity market value increased by 10%, earnings before tax would increase by approximately $54 million. A reduction of 10% would lower earnings before tax by approximately $57 million.

Additional information on insurance-related liabilities is provided in Note 14 on page 175 of the consolidated financial statements, and information on insurance risk is provided in the Insurance Risk section on page 91.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Factors considered in making the estimate include a case-by-case assessment of specific facts and circumstances, our past experience and the opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is included in the Legal and Regulatory Risk section on pages 103 to 104 and in Note 24 on page 197 of the consolidated financial statements.

110	BMO Financial Group 202nd Annual Report 2019

Transfers of Financial Assets and Consolidation of Structured Entities

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risks and rewards of the loans have been transferred in order to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans, and we recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet. Additional information concerning the transfer of financial assets is included on page 66, as well as in Note 6 on page 159 of the consolidated financial statements.

In the normal course of business, the bank enters into arrangements with SEs. We are required to consolidate an SE if we determine that we control the SE. We control an SE when we have power over the entity, exposure or rights to variable returns from our investment and the ability to exercise power to affect the amount of our returns.

Additional information concerning our interests in SEs is included on page 67, as well as in Note 7 on page 160 of the consolidated financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2019

Effective November 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which addresses revenue recognition principles, and provides a robust framework for recognizing and measuring revenue arising from contracts with customers. We elected to present prior periods, as if IFRS 15 had always been applied. IFRS 15 also introduces new disclosure requirements related to the recognition of IFRS 15 revenues by operating segment. Note 1 on page 142 of the consolidated financial statements provides details on the impact of the new standard.

Future Changes in Accounting Policies

Effective November 1, 2019, we will adopt IFRS 16, Leases (IFRS 16), which provides guidance whereby lessees will recognize a liability for the present value of the future lease payments and record a corresponding asset on the balance sheet for most leases. When we adopt IFRS 16, we will recognize the cumulative effect of any changes in opening retained earnings, with no changes to prior periods. The impact of IFRS 16 will increase our assets by approximately $2.0 billion, liabilities by approximately $2.1 billion and will decrease equity by approximately $100 million ($75 million after tax). We estimate that the adoption of IFRS 16 will also decrease our CET1 Ratio by up to approximately 10 bps. Further information on the adoption of IFRS 16 is provided in Note 1 on page 142 of the consolidated financial statements.

The IASB published Phase I of its amendments to IFRS 9, Financial Instruments and IAS 39, Financial Instruments: Recognition and Measurement, as well as IFRS 7, Financial Instruments: Disclosures in September 2019, to provide relief from the potential effects of the uncertainty arising from Interbank Offered Rate (IBOR) reform, focusing in particular on the period prior to replacement of interbank offered rates. The amendments modify hedge accounting requirements, allowing us to assume that the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flow is no longer present and the discontinuation of the hedging relationship. Phase II of the IASB’s project on IBOR is underway and will address the transition to IBOR reform. The Phase I amendments are effective for our fiscal year beginning November 1, 2020, with early adoption permitted. We are in the process of assessing our inventory of IBOR-based instruments and related hedge accounting relationships to evaluate the impact of these amendments on our financial results. We provide disclosure on our current hedging relationships in Note 8 on page 162 of the consolidated financial statements.

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and will replace the existing IFRS 4, Insurance Contracts. In June 2019, the IASB published an Exposure Draft that proposes to defer the effective date by one year, which would change the anticipated effective date for the bank to November 1, 2022. We are currently assessing the impact of the standard on our future financial results.

Further information on the new standards and amendments to existing standards that will be effective for the bank in future reporting periods is described in Note 1 on page 142 of the consolidated financial statements.

Caution

This Future Changes in Accounting Policy section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer these services to our preferred customers. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 on page 204 of the consolidated financial statements.

BMO Financial Group 202nd Annual Report 2019	111

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ Auditors’ Services and Fees

Review of Shareholders’ Auditors

The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the performance and effectiveness of the shareholders’ auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders’ auditors during the audit period; the relevant qualifications, experience and geographical reach to serve BMO Financial Group; the quality of communications received from the shareholders’ auditors; and the independence, objectivity and professional skepticism of the shareholders’ auditors.

The ACRC believes that it has a robust review process in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead audit partner, which includes:

•	Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
•	Reviewing the qualifications of the senior engagement team members
•	Monitoring the execution of the audit plan of the shareholders’ auditors, with emphasis on the more complex and risky areas of the audit
•	Reviewing and evaluating the audit findings, including in camera sessions
•

Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders’ auditors and their peer firms

•	At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
•

Performing a comprehensive review of the shareholders’ auditors every five years, and performing an annual review between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA of Canada) and the CPAB

In 2019, an annual review of the shareholders’ auditors was completed. Input was sought from ACRC members and management on areas such as communication effectiveness, industry insights, audit performance, independence and skepticism. In addition, the ACRC performs a comprehensive review of the shareholders’ auditors every five years, with the last review performed in 2015. The comprehensive review was based on the recommendations of the CPA of Canada and the CPAB. These reviews focused on: (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of these reviews, the ACRC was satisfied with the performance of the shareholders’ auditors.

Independence of the shareholders’ auditors is overseen by the ACRC in accordance with our Auditor Independence Standard. The ACRC also ensures that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of our policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. The ACRC pre-approves the types of services (permitted services) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, approval to proceed with the engagement is obtained and the services to be provided are presented to the ACRC for ratification at its next meeting. All services must comply with our Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the shareholders’ auditors during the fiscal years ended October 31, 2019 and 2018 were as follows:

(Canadian $ in millions) Fees (1)	2019	2018
Audit fees	19.6	18.2
Audit-related fees (2)	2.8	2.2
All other fees (3)	1.9	2.1
Total	24.3	22.5

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2019 and 2018 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2019 and 2018 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include the costs of translation services.

112	BMO Financial Group 202nd Annual Report 2019

Management’s Annual Report on Disclosure Controls and Procedures

and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2019, under the supervision of the CEO and the CFO, BMO Financial Group’s (BMO) management evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures were effective, as at October 31, 2019.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed under the supervision of the bank’s CEO and CFO, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.

Internal control over financial reporting at BMO includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Bank of Montreal
•

Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of Bank of Montreal are being made only in accordance with authorizations by management and directors of Bank of Montreal, and

•

Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO’s assets which could have a material effect on the consolidated financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.

BMO’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2019.

At the request of BMO’s Audit and Conduct Review Committee, KPMG LLP (the shareholders’ auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG’s opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2019, in accordance with the criteria established in the 2013 COSO Framework. This audit report appears on page 136.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended October 31, 2019 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

BMO Financial Group 202nd Annual Report 2019	113

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed below.

General

1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.
Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 68 to 106.
Supplementary Financial Information: A general index is provided in our Supplementary Financial Information.
Regulatory Supplementary Capital Information: A general index is provided in our Supplementary Capital Information.

2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 78 to 106.

A glossary of financial terms (including risk terminology) can be found on pages 208 to 209.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on pages 68 to 71.

4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: We outline BMO’s plans to meet new regulatory ratios on pages 61 and 97.
Risk Governance

5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 72 to 77.

6	Describe the bank’s risk culture.
Annual Report: BMO’s risk culture is described on page 75.

7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: Descriptions of key risks arising from the bank’s business models and activities are provided on pages 73 and 76.

8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 77.
Capital Adequacy and Risk-Weighted Assets (RWA)

9	Provide minimum Pillar 1 capital requirements.
Annual Report: Pillar 1 capital requirements are described on pages 59 to 63.

10	Summarize information contained in the composition of capital templates adopted by the Basel Committee.
Annual Report: An abridged version of the regulatory capital template is provided on page 62.

Regulatory Supplementary Capital Information: Pillar 3 disclosure is provided on pages 3 to 5. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Regulatory Supplementary Capital Information: Flow Statement of Basel III Regulatory Capital is provided on page 6.

12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 59.

13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating group, is provided on page 64.
Regulatory Supplementary Capital Information: RWA by operating group is provided on page 11.

14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Regulatory capital requirement, as a percentage of RWA, is outlined on pages 60 to 61. Information about significant models used to determine RWA is provided on pages 78 to 81.
Regulatory Supplementary Capital Information: A table showing RWA by model approach and by risk type is provided on page 11.

15	Tabulate credit risk in the banking book for Basel asset classes.

Regulatory Supplementary Capital Information: Credit exposures by internal rating grades are provided on pages 21 to 30. Wholesale and retail credit exposures by model, geography and asset class are provided on pages 33 to 35.

16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Regulatory Supplementary Capital Information: RWA flow statements are provided on pages 32 and 57.

17	Describe the bank’s Basel validation and back-testing process.
Annual Report: BMO’s Basel validation and back-testing process for credit and market risk is described on page 102.
Regulatory Supplementary Capital Information: Estimated and actual loss parameter information is provided on page 58. Back-testing of probability of default by risk profile is provided on pages 59 to 62.

114	BMO Financial Group 202nd Annual Report 2019

Liquidity

18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.
Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on pages 91 to 97.
Funding

19	Summarize encumbered and unencumbered assets in a table by balance sheet category.
Annual Report: An Asset Encumbrance table is provided on page 94.
Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 33.

20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: Contractual Maturities information and tables are provided on pages 98 to 99.

21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 96 to 97. A table showing the composition and maturity of wholesale funding is provided on page 97.
Market Risk

22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 90.

23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.
Annual Report: Trading market risk exposures are described and quantified on pages 86 to 88. Structural (non-trading) market risk exposures are described and quantified on pages 89 to 90.

24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing for trading market risk and structural (non-trading) market risk are described on pages 86, 87, 89 and 102.

25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 86 to 87.
Credit Risk

26	Provide information about the bank’s credit risk profile.

Annual Report: Information about BMO’s credit risk profile is provided on pages 78 to 85 and in Note 4 on pages 151 to 158 of the consolidated financial statements.

Supplementary Financial Information: Tables detailing credit risk information are provided on pages 18 to 30.

Regulatory Supplementary Capital Information: Tables detailing credit risk information are provided on pages 14 to 35 and 59 to 62.

27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired loan and renegotiated loan policies are described in Note 4 on pages 151 and 158, respectively of the consolidated financial statements.

28	Provide reconciliations of impaired loans and the allowance for credit losses.

Annual Report: Continuity schedules for gross impaired loans and acceptances, and allowance for credit losses are provided on pages 82 to 83 and Note 4 on pages 155 to 156 of the consolidated financial statements, respectively.

29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.

Annual Report: Quantitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 85 and qualitative disclosures are provided on pages 78 to 79.

Regulatory Supplementary Capital Information: Quantitative disclosures for derivative instruments are provided on pages 36 to 48.

30	Provide a discussion of credit risk mitigation.

Annual Report: A discussion of BMO’s credit and counterparty risk management is provided on pages 78 to 79. Collateral management discussions are provided on pages 78 to 79 and in Note 8 on pages 163 and 168 and in Note 24 on page 199 of the consolidated financial statements.

Regulatory Supplementary Capital Information: Information on credit risk mitigation techniques is provided on pages 16 to 18 and on collateral for counter-party credit risk is provided on page 45.

Other Risks

31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 74. Other risks are discussed on pages 100 to 106.

32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 100 to 106.

BMO Financial Group 202nd Annual Report 2019	115

SUPPLEMENTAL INFORMATION

Supplemental Information

Certain comparative figures have been reclassified to conform to the current year’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements. In addition, since November 1, 2011, BMO’s financial statements have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As a result of these changes, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the Non-GAAP Measures section on page 17.

Table 1: Shareholder Value and Other Statistical Information

As at or for the year ended October 31	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
Market Price per Common Share ($)
High	106.51	109.00	104.15	87.92	84.39	85.71	73.90	61.29	63.94	65.71
Low	86.25	93.60	83.58	68.65	64.01	67.04	56.74	53.15	55.02	49.78
Close	97.50	98.43	98.83	85.36	76.04	81.73	72.62	59.02	58.89	60.23

Common Share Dividends
Dividends declared per share ($)	4.06	3.78	3.56	3.40	3.24	3.08	2.94	2.82	2.80	2.80
Dividend payout ratio (%)	46.8	46.1	44.9	49.0	49.2	47.8	47.5	46.0	57.1	58.6
Dividend yield (%)	4.2	3.8	3.6	4.0	4.3	3.8	4.0	4.8	4.8	4.6
Dividends declared ($ millions)	2,594	2,424	2,312	2,191	2,087	1,991	1,904	1,820	1,690	1,571

Total Shareholder Return (%)
Five-year average annual return	7.8	10.5	15.5	12.5	9.5	15.5	17.0	4.2	1.9	5.9
Three-year average annual return	8.6	13.3	10.9	9.9	13.5	16.7	11.5	10.8	17.4	4.5
One-year return	3.2	3.3	20.2	17.0	(3.0)	17.1	28.8	5.2	2.4	26.4

Common Share Information
Number outstanding (in thousands)
End of year	639,232	639,330	647,816	645,761	642,583	649,050	644,130	650,730	639,000	566,468
Average basic	638,881	642,930	649,650	644,049	644,916	645,860	648,476	644,407	591,403	559,822
Average diluted	640,360	644,913	651,961	646,126	647,141	648,475	649,806	648,615	607,068	563,125
Book value per share ($)	71.54	64.73	61.91	59.57	56.31	48.18	43.22	39.41	36.76	34.09
Total market value of shares ($ billions)	62.3	62.9	64.0	55.1	48.9	53.0	46.8	38.4	37.6	34.1
Price-to-earnings multiple	11.3	12.0	12.5	12.3	11.6	12.8	11.8	9.7	12.2	12.7
Price-to-adjusted earnings multiple	10.3	10.9	12.1	11.4	10.9	12.4	11.7	9.9	11.5	12.5
Market-to-book value multiple	1.36	1.52	1.60	1.43	1.35	1.70	1.66	1.47	1.49	1.77

Balances ($ millions)
Total assets	853,950	774,075	709,604	687,960	641,881	588,659	537,044	524,684	500,575	411,640
Average assets	833,252	754,295	722,626	707,122	664,391	593,928	555,431	543,931	469,934	398,474
Average net loans and acceptances	432,638	386,959	370,899	356,528	318,823	290,621	263,596	246,129	215,414	171,554

Return on Equity and Assets
Return on equity (%)	12.6	13.3	13.2	12.1	12.5	14.0	14.9	15.9	15.1	14.9
Adjusted return on equity (%)	13.7	14.6	13.6	13.1	13.3	14.4	15.0	15.5	16.0	15.0
Return on tangible common equity (%)	15.1	16.2	16.3	15.3	15.8	17.3	17.9	19.4	17.6	16.6
Adjusted return on tangible common equity (%)	16.1	17.5	16.4	16.1	16.4	17.4	17.7	18.5	18.2	16.6
Return on average assets (%)	0.69	0.72	0.74	0.65	0.66	0.72	0.74	0.75	0.65	0.71
Adjusted return on average assets (%)	0.75	0.79	0.76	0.71	0.70	0.74	0.75	0.73	0.68	0.71
Return on average risk-weighted assets (%)	1.86	1.97	1.98	1.71	1.84	1.85	1.93	1.96	1.70	1.74
Adjusted return on average risk-weighted assets (%)	2.01	2.16	2.04	1.85	1.96	1.91	1.94	1.92	1.79	1.76
Average equity to average total assets (%)	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.04	0.05

Other Statistical Information
Employees (1)
Canada	30,438	29,982	29,647	29,643	30,669	30,587	30,303	30,797	31,351	29,821
United States	13,487	13,943	14,071	14,147	14,316	14,845	14,694	14,963	15,184	7,445
Other	1,588	1,529	1,482	1,444	1,368	1,346	634	512	440	363
Total	45,513	45,454	45,200	45,234	46,353	46,778	45,631	46,272	46,975	37,629
Bank branches
Canada	891	908	926	942	939	934	933	930	920	910
United States	561	571	573	576	592	615	626	638	688	321
Other	4	4	4	4	4	4	4	3	3	3
Total	1,456	1,483	1,503	1,522	1,535	1,553	1,563	1,571	1,611	1,234
Automated banking machines
Canada	3,370	3,387	3,315	3,285	3,442	3,016	2,900	2,596	2,235	2,076
United States	1,597	1,441	1,416	1,314	1,319	1,322	1,325	1,375	1,366	905
Total	4,967	4,828	4,731	4,599	4,761	4,338	4,225	3,971	3,601	2,981

2010 based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 and 2018 only impacted our results prospectively.

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

116	BMO Financial Group 202nd Annual Report 2019

Table 2: Summary Income Statement and Growth Statistics

($ millions, except as noted) For the year ended October 31	2019	2018	2017	2016	2015	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	12,888	11,438	11,275	10,945	9,796	9.2	8.7
Non-interest revenue	12,595	11,467	10,832	10,015	9,593	4.9	7.0
Revenue	25,483	22,905	22,107	20,960	19,389	6.9	7.8
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	2,709	1,352	1,538	1,543	1,254	12.5	11.5
Revenue, net of CCPB	22,774	21,553	20,569	19,417	18,135	6.4	7.5
Provision for credit losses	872	662	746	771	544	nm	nm
Non-interest expense	14,630	13,477	13,192	12,916	12,250	6.0	7.0
Income before provision for income taxes	7,272	7,414	6,631	5,730	5,341	6.8	13.3
Provision for income taxes	1,514	1,961	1,292	1,100	936	10.9	21.4
Net income	5,758	5,453	5,339	4,630	4,405	5.9	11.9
Attributable to bank shareholders	5,758	5,453	5,337	4,621	4,370	6.1	12.4
Attributable to non-controlling interest in subsidiaries	–	–	2	9	35	nm	nm
Net income	5,758	5,453	5,339	4,630	4,405	5.9	12.4

Income Statement – Adjusted Results
Net interest income	12,888	11,438	11,275	10,945	9,797	9.2	8.7
Non-interest revenue	12,595	11,467	10,832	10,099	9,594	4.9	6.2
Revenue	25,483	22,905	22,107	21,044	19,391	6.9	7.4
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	2,709	1,352	1,538	1,543	1,254	12.5	11.5
Revenue, net of CCPB	22,799	21,553	20,569	19,501	18,137	6.4	7.0
Provision for credit losses	872	662	822	771	544	nm	nm
Non-interest expense	14,005	13,344	12,897	12,463	11,887	5.3	6.8
Income before provision for income taxes	7,922	7,547	6,850	6,267	5,706	8.0	10.9
Provision for income taxes	1,673	1,565	1,353	1,248	1,025	19.3	14.0
Adjusted net income	6,249	5,982	5,497	5,019	4,681	7.0	10.2
Attributable to bank shareholders	6,249	5,982	5,495	5,010	4,646	7.0	10.2
Attributable to non-controlling interest in subsidiaries	–	–	2	9	35	nm	nm
Adjusted net income	6,249	5,982	5,497	5,019	4,681	7.0	10.2

Earnings per Share (EPS) ($)
Basic	8.68	8.19	7.93	6.94	6.59	6.2	10.9
Diluted	8.66	8.17	7.90	6.92	6.57	6.2	10.9
Adjusted diluted	9.43	8.99	8.15	7.52	7.00	7.4	7.0

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	5.6	2.1	15.3	5.1	1.7	na	na
Adjusted net income growth	4.5	8.8	9.5	7.2	5.1	na	na
Diluted EPS growth	6.0	3.3	14.3	5.3	2.5	na	na
Adjusted diluted EPS growth	4.9	10.3	8.3	7.4	6.2	na	na

Five-year and ten-year CAGR based on CGAAP in 2009 and IFRS in 2014 and 2019.

The adoption of new IFRS standards in 2015 and 2018 only impacted our results prospectively.

(1)

Beginning in 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue.

nm – not meaningful

na – not applicable

BMO Financial Group 202nd Annual Report 2019	117

SUPPLEMENTAL INFORMATION

Table 3: Revenue and Revenue Growth

($ millions, except as noted) For the year ended October 31	2019	2018	2017	2016	2015	5-year CAGR	10-year CAGR
Net Interest Income	12,888	11,438	11,275	10,945	9,796	9.2	8.7
Year-over-year growth (%)	12.7	1.4	3.0	11.7	18.2	na	na

Adjusted Net Interest Income	12,888	11,438	11,275	10,945	9,797	9.2	8.7
Year-over-year growth (%)	12.7	1.4	3.0	11.7	18.2	na	na

Net Interest Margin (1)
Average earning assets	758,863	682,945	646,799	622,732	579,471	7.5	8.3
Net interest margin (%)	1.70	1.67	1.74	1.76	1.69	na	na
Adjusted net interest margin (%)	1.70	1.67	1.74	1.76	1.69	na	na

Non-Interest Revenue
Securities commissions and fees	1,023	1,025	964	921	901	2.7	0.5
Deposit and payment service charges	1,204	1,134	1,109	1,069	1,005	3.7	3.9
Trading revenues	298	705	84	118	(46)	(20.7)	(8.5)
Lending fees	1,181	997	917	859	737	11.7	7.8
Card fees	437	428	329	397	532	(1.1)	13.7
Investment management and custodial fees	1,747	1,749	1,627	1,560	1,552	6.3	17.7
Mutual fund revenues	1,419	1,473	1,411	1,364	1,377	5.9	11.8
Underwriting and advisory fees	986	943	1,044	824	706	5.8	9.5
Securities gains, other than trading	249	239	171	84	171	9.0	nm
Foreign exchange, other than trading	166	182	191	162	172	(1.5)	12.2
Insurance revenue (2)	3,183	1,879	2,070	2,023	1,762	9.7	10.2
Investments in associates and joint ventures	151	167	386	140	207	(2.3)	nm
Other revenues	551	546	529	494	517	10.7	12.5

Total Non-Interest Revenue	12,595	11,467	10,832	10,015	9,593	4.9	7.0
Year-over-year non-interest revenue growth (%)	9.8	5.9	8.2	4.4	(3.4)	na	na
Non-interest revenue as a % of total revenue	49.4	50.1	49.0	47.8	49.5	na	na

Adjusted Non-Interest Revenue	12,595	11,467	10,832	10,099	9,594	4.9	6.2
Year-over-year adjusted non-interest revenue growth (%)	9.8	5.9	7.3	5.3	(3.4)	na	na
Adjusted non-interest revenue as a % of total adjusted revenue	49.4	50.1	49.0	48.0	49.5	na	na

Total Revenue	25,483	22,905	22,107	20,960	19,389	6.9	7.8
Year-over-year total revenue growth (%)	11.3	3.6	5.5	8.1	6.4	na	na

Total Revenue, net of CCPB (2)	22,774	21,553	20,569	19,417	18,135	6.4	7.5
Year-over-year total revenue growth, net of CCPB (%)	5.7	4.8	5.9	7.1	8.5	na	na

Total Adjusted Revenue	25,483	22,905	22,107	21,044	19,391	6.9	7.4
Year-over-year total adjusted revenue growth (%)	11.3	3.6	5.1	8.5	6.4	na	na

Total Adjusted Revenue, net of CCPB (2)	22,799	21,553	20,569	19,501	18,137	6.4	7.0
Year-over-year total adjusted revenue growth, net of CCPB (%)	5.8	4.8	5.5	7.5	8.5	na	na

Five-year and ten-year CAGR based on CGAAP in 2009 and IFRS in 2014 and 2019.

The adoption of new IFRS standards in 2015 and 2018 only impacted our results prospectively.

(1)	Net interest margin is calculated based on average earning assets.
(2)

Beginning in 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue.

na – not applicable

nm – not meaningful

118	BMO Financial Group 202nd Annual Report 2019

Table 4: Non-Interest Expense, Expense-to-Revenue Ratio and Government Levies and Taxes

($ millions, except as noted) For the year ended October 31	2019	2018	2017	2016	2015	5-year CAGR	10-year CAGR
Non-Interest Expense(1)
Employee compensation
Salaries	4,762	4,176	3,996	4,084	3,910	7.0	7.1
Performance-based compensation	2,610	2,510	2,386	2,278	2,102	6.0	6.9
Employee benefits	1,051	775	1,086	1,022	1,069	3.0	4.9
Total employee compensation	8,423	7,461	7,468	7,384	7,081	6.2	6.7
Premises and equipment
Rental of real estate	595	526	494	486	462	7.5	6.9
Premises, furniture and fixtures	283	345	282	337	287	1.6	0.4
Property taxes	37	38	39	42	39	(1.2)	2.3
Computers and equipment	2,073	1,844	1,676	1,528	1,349	11.7	11.9
Total premises and equipment	2,988	2,753	2,491	2,393	2,137	9.4	8.8
Other expenses
Amortization of intangible assets	554	503	485	444	411	7.7	10.6
Communications	296	282	286	294	314	0.5	3.0
Professional fees	568	572	569	528	595	(1.8)	4.6
Travel and business development	545	519	540	509	605	0.1	5.9
Other	1,256	1,387	1,353	1,364	1,107	5.3	6.1
Total other expenses	3,219	3,263	3,233	3,139	3,032	2.8	6.1
Total Non-Interest Expense	14,630	13,477	13,192	12,916	12,250	6.0	7.0
Year-over-year total non-interest expense growth (%)	8.6	2.2	2.1	5.4	11.8	na	na
Total Adjusted Non-Interest Expense	14,005	13,344	12,897	12,463	11,887	5.3	6.9
Year-over-year total adjusted non-interest expense growth (%)	5.0	3.5	3.5	4.8	10.1	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	57.4	58.8	59.7	61.6	63.2	na	na
Adjusted non-interest expense-to-revenue ratio (Adjusted efficiency ratio) (%)	55.0	58.3	58.3	59.2	61.3	na	na
Efficiency ratio, net of CCPB (%)	64.2	62.5	64.1	66.5	67.5	na	na
Adjusted efficiency ratio, net of CCPB (%)	61.4	61.9	62.7	63.9	65.5	na	na

Government Levies and Taxes (1)
Government levies other than income taxes
Payroll levies	354	328	322	324	312	7.1	7.5
Property taxes	37	38	39	42	39	(1.2)	2.3
Provincial capital taxes	35	29	29	30	33	5.1	(0.3)
Business taxes	9	8	8	9	10	(5.6)	(1.0)
Harmonized sales tax, GST, VAT and other sales taxes	384	350	330	318	288	7.1	12.7
Sundry taxes	1	1	1	3	2	nm	nm
Total government levies other than income taxes	820	754	729	726	684	6.3	8.4
Provision for income taxes	1,514	1,961	1,292	1,100	936	10.9	21.4
Total Government Levies and Taxes	2,334	2,715	2,021	1,826	1,620	9.1	14.9
Total government levies and taxes as a % of income before total government levies and taxes	28.8	33.2	27.5	28.3	26.9	na	na
Effective income tax rate (%)	20.8	26.5	19.5	19.2	17.5	na	na
Adjusted effective income tax rate (%)	21.1	20.7	19.8	19.9	18.0	na	na

Five-year and ten-year CAGR based on CGAAP in 2009 and IFRS in 2014 and 2019.

The adoption of new IFRS standards in 2015 and 2018 only impacted our results prospectively.

(1)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful

BMO Financial Group 202nd Annual Report 2019	119

SUPPLEMENTAL INFORMATION

Table 5: Average Assets, Liabilities and Interest Rates

			2019			2018			2017
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	2,972	2.03	60	2,374	1.83	43	1,643	0.51	8
Securities	83,042	2.66	2,210	79,187	2.33	1,844	84,985	2.07	1,762
Securities borrowed or purchased under resale agreements	39,074	2.10	820	36,325	1.56	566	32,528	0.95	309
Loans
Residential mortgages	109,289	3.04	3,317	106,610	2.79	2,973	104,529	2.61	2,729
Non-residential mortgages	5,637	3.43	194	5,873	3.28	193	6,114	3.23	197
Personal and credit cards	60,680	5.49	3,333	58,612	5.15	3,021	57,675	4.77	2,752
Business and government	62,965	4.10	2,580	56,427	3.98	2,248	52,668	3.48	1,831
Total loans	238,571	3.95	9,424	227,522	3.71	8,435	220,986	3.40	7,509
Total Canadian dollar	363,659	3.44	12,514	345,408	3.15	10,888	340,142	2.82	9,588
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	47,001	1.72	808	46,607	1.40	654	39,660	0.86	340
Securities	109,072	3.05	3,331	91,198	2.49	2,275	74,991	2.35	1,763
Securities borrowed or purchased under resale agreements	65,943	2.11	1,391	55,647	1.81	1,010	54,766	0.93	508
Loans
Residential mortgages	11,554	3.67	424	11,218	3.60	404	8,548	3.55	304
Non-residential mortgages	9,356	4.75	445	6,652	4.48	298	5,159	3.88	200
Personal and credit cards	11,907	4.91	585	10,799	4.41	476	11,513	3.90	449
Business and government	138,660	4.80	6,654	113,772	4.42	5,030	110,166	3.87	4,261
Total loans	171,477	4.73	8,108	142,441	4.36	6,208	135,386	3.85	5,214
Total U.S. dollar and other currencies	393,493	3.47	13,638	335,893	3.02	10,147	304,803	2.57	7,825
Other non-interest bearing assets	76,100			72,994			77,681
Total All Currencies
Total assets and interest income	833,252	3.14	26,152	754,295	2.79	21,035	722,626	2.41	17,413

Liabilities
Canadian Dollar
Deposits
Banks	4,905	1.02	50	3,607	0.59	21	6,267	0.44	27
Business and government	113,502	1.88	2,133	103,986	1.61	1,673	103,109	1.20	1,237
Individuals	120,852	1.05	1,269	111,081	0.80	891	108,200	0.70	754
Total deposits	239,259	1.44	3,452	218,674	1.18	2,585	217,576	0.93	2,018
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	44,815	2.56	1,146	40,640	2.09	849	34,300	1.74	596
Subordinated debt and other interest bearing liabilities	25,099	2.70	677	25,359	2.48	628	25,334	2.02	512
Total Canadian dollar	309,173	1.71	5,275	284,673	1.43	4,062	277,210	1.13	3,126
U.S. Dollar and Other Currencies
Deposits
Banks	24,534	2.41	592	26,282	1.93	506	24,416	1.10	269
Business and government	211,970	1.79	3,802	191,739	1.37	2,622	181,732	0.78	1,417
Individuals	71,005	1.08	770	61,651	0.59	367	57,245	0.33	190
Total deposits	307,509	1.68	5,164	279,672	1.25	3,495	263,393	0.71	1,876
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	76,889	2.91	2,235	63,940	2.60	1,661	59,154	1.65	974
Subordinated debt and other interest bearing liabilities	19,896	2.96	590	16,798	2.26	379	10,776	1.51	162
Total U.S. dollar and other currencies	404,294	1.98	7,989	360,410	1.54	5,535	333,323	0.90	3,012
Other non-interest bearing liabilities	70,916			65,223			69,049
Total All Currencies
Total liabilities and interest expense	784,383	1.69	13,264	710,306	1.35	9,597	679,582	0.90	6,138
Shareholders’ equity	48,869			43,989			43,044
Total Liabilities, Interest Expense and Shareholders’ Equity	833,252	1.59	13,264	754,295	1.27	9,597	722,626	0.85	6,138
Net interest margin
– based on earning assets		1.70			1.67			1.74
– based on total assets		1.55			1.52			1.56
Net interest income			12,888			11,438			11,275

(1)

For the years ended October 31, 2019, 2018 and 2017, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $96,399 million, $85,489 million and $72,826 million, respectively.

120	BMO Financial Group 202nd Annual Report 2019

Table 6: Volume/Rate Analysis of Changes in Net Interest Income

			2019/2018			2018/2017
	Increase (decrease) due to change in			Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	11	6	17	4	31	35
Securities	90	276	366	(120)	202	82
Securities borrowed or purchased under resale agreements	43	211	254	36	221	257
Loans
Residential mortgages	75	269	344	54	190	244
Non-residential mortgages	(8)	9	1	(8)	4	(4)
Personal and credit cards	107	205	312	45	224	269
Business and government	260	72	332	130	287	417
Total loans	434	555	989	221	705	926
Change in Canadian dollar interest income	578	1,048	1,626	141	1,159	1,300
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	6	148	154	59	255	314
Securities	445	611	1,056	382	130	512
Securities borrowed or purchased under resale agreements	186	195	381	8	494	502
Loans
Residential mortgages	12	8	20	95	5	100
Non-residential mortgages	121	26	147	58	40	98
Personal and credit cards	49	60	109	(28)	55	27
Business and government	1,101	523	1,624	140	629	769
Total loans	1,283	617	1,900	265	729	994
Change in U.S. dollar and other currencies interest income	1,920	1,571	3,491	714	1,608	2,322
Total All Currencies
Change in total interest income (a)	2,498	2,619	5,117	855	2,767	3,622

Liabilities
Canadian Dollar
Deposits
Banks	8	21	29	(12)	6	(6)
Business and government	153	307	460	11	425	436
Individuals	78	300	378	20	117	137
Total deposits	239	628	867	19	548	567
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	87	210	297	110	143	253
Subordinated debt and other interest bearing liabilities	(6)	55	49	1	115	116
Change in Canadian dollar interest expense	320	893	1,213	130	806	936
U.S. Dollar and Other Currencies
Deposits
Banks	(33)	119	86	20	217	237
Business and government	277	903	1,180	78	1,127	1,205
Individuals	55	348	403	15	162	177
Total deposits	299	1,370	1,669	113	1,506	1,619
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	336	238	574	79	608	687
Subordinated debt and other interest bearing liabilities	70	141	211	91	126	217
Change in U.S. dollar and other currencies interest expense	705	1,749	2,454	283	2,240	2,523
Total All Currencies
Change in total interest expense (b)	1,025	2,642	3,667	413	3,046	3,459
Change in total net interest income (a – b)	1,473	(23)	1,450	442	(279)	163

BMO Financial Group 202nd Annual Report 2019	121

SUPPLEMENTAL INFORMATION

Table 7: Net Loans and Acceptances – Segmented Information (1) (2)

($ millions)	Canada					United States					Other countries
As at October 31	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Consumer
Residential mortgages	112,448	107,956	106,647	103,558	96,975	11,275	11,645	8,587	8,686	8,905	–	–	–	–	–
Credit cards	8,289	7,788	7,550	7,541	7,427	570	541	521	560	553	–	–	–	–	–
Consumer instalment and other personal loans	55,311	52,706	51,637	50,368	49,181	11,752	9,918	9,798	13,974	16,098	537	458	373	215	206
Total consumer	176,048	168,450	165,834	161,467	153,583	23,597	22,104	18,906	23,220	25,556	537	458	373	215	206
Total business and government	105,890	92,883	82,632	78,884	69,044	134,880	110,828	97,478	98,236	75,336	10,122	9,122	11,270	10,037	10,611
Total loans and acceptances, net of allowance for credit losses on impaired loans	281,938	261,333	248,466	240,351	222,627	158,477	132,932	116,384	121,456	100,892	10,659	9,580	11,643	10,252	10,817
Allowance for credit losses on performing loans (3)	(740)	(689)	(799)	(833)	(816)	(630)	(574)	(641)	(687)	(682)	(17)	(6)	–	–	–
Total net loans and acceptances	281,198	260,644	247,667	239,518	221,811	157,847	132,358	115,743	120,769	100,210	10,642	9,574	11,643	10,252	10,817

Table 8: Net Impaired Loans and Acceptances (NIL) – Segmented Information (2) (4)
($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Consumer
Residential mortgages	233	185	206	195	204	164	171	161	175	173	–	–	–	–	–
Consumer instalment and other personal loans	138	126	127	121	117	194	252	293	345	316	–	–	–	–	–
Total consumer	371	311	333	316	321	358	423	454	520	489	–	–	–	–	–
Business and government	336	235	248	298	220	1,101	597	762	843	613	–	–	30	1	4
Total impaired loans and acceptances, net of allowance for credit losses on impaired loans	707	546	581	614	541	1,459	1,020	1,216	1,363	1,102	–	–	30	1	4
Condition Ratios (1)
NIL as a % of net loans and acceptances	0.25	0.21	0.23	0.26	0.24	0.92	0.77	1.05	1.13	1.10	–	–	0.26	0.01	0.04
NIL as a % of net loans and acceptances
Consumer	0.21	0.18	0.20	0.20	0.21	1.52	1.91	2.40	2.24	1.91	–	–	–	–	–
Business and government	0.32	0.25	0.30	0.38	0.32	0.82	0.54	0.78	0.86	0.81	–	–	0.27	0.01	0.04

(1)

Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments). The Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only (excluding those related to off-balance sheet instruments and undrawn commitments).

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 has been applied prospectively.
(4)	Net Impaired Loans and Acceptances are net of allowance for credit losses on impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments).

122	BMO Financial Group 202nd Annual Report 2019

	Total
2019	2018	2017	2016	2015

123,723	119,601	115,234	112,244	105,880
8,859	8,329	8,071	8,101	7,980
67,600	63,082	61,808	64,557	65,485
200,182	191,012	185,113	184,902	179,345
250,892	212,833	191,380	187,157	154,991
451,074	403,845	376,493	372,059	334,336
(1,387)	(1,269)	(1,440)	(1,520)	(1,498)
449,687	402,576	375,053	370,539	332,838

	Total
2019	2018	2017	2016	2015

397	356	367	370	377
332	378	420	466	433
729	734	787	836	810
1,437	832	1,040	1,142	837
2,166	1,566	1,827	1,978	1,647

0.48	0.39	0.49	0.53	0.50

0.36	0.38	0.43	0.45	0.45
0.57	0.39	0.54	0.61	0.54

Table 9: Net Loans and Acceptances –
Segmented Information (1) (2)

($ millions) As at October 31	2019	2018	2017	2016	2015
Net Loans and Acceptances by Province
Atlantic provinces	14,601	13,925	13,686	13,736	13,364
Quebec	42,985	40,177	38,802	38,263	36,493
Ontario	119,499	109,531	103,152	97,991	88,850
Prairie provinces	51,639	48,634	46,853	46,411	43,519
British Columbia and territories	52,474	48,377	45,174	43,117	39,585
Total net loans and acceptances in Canada	281,198	260,644	247,667	239,518	221,811
Net Business and Government Loans by Industry
Commercial real estate	36,707	31,028	26,479	24,126	20,509
Construction (non-real estate)	4,943	3,916	3,916	3,563	3,544
Retail trade	23,085	20,403	18,496	16,430	13,538
Wholesale trade	16,933	14,814	11,612	12,157	10,172
Agriculture	13,268	12,321	11,114	10,951	9,891
Communications	840	729	625	905	815
Financing products	4,124	4,439	5,060	6,093	6,454
Manufacturing	26,541	22,839	19,824	18,587	16,064
Mining	2,474	1,916	1,344	1,867	1,309
Oil and gas	13,421	9,168	8,167	7,930	6,667
Transportation	12,390	10,973	10,496	10,695	3,735
Utilities	4,783	3,911	2,776	2,697	1,984
Forest products	1,152	840	835	889	859
Service industries	45,730	38,348	33,705	32,659	26,778
Financial	40,839	32,463	32,265	32,076	27,430
Government	1,801	1,436	1,470	1,326	1,488
Other	1,861	3,289	3,196	4,206	3,754
	250,892	212,833	191,380	187,157	154,991

Table 10: Net Impaired Loans and Acceptances –
Segmented Information (3)

($ millions) As at October 31	2019	2018	2017	2016	2015
Net Impaired Business and Government Loans
Commercial real estate	49	45	45	60	87
Construction (non-real estate)	21	18	39	45	83
Retail trade	56	50	36	13	55
Wholesale trade	76	42	97	51	47
Agriculture	291	193	238	221	129
Communications	6	–	–	1	13
Financing products	–	–	–	–	–
Manufacturing	191	77	70	106	102
Mining	–	1	1	2	3
Oil and gas	356	57	145	408	100
Transportation	119	90	156	88	30
Utilities	2	2	4	12	14
Forest products	2	–	2	7	9
Service industries	240	191	181	82	107
Financial	28	66	2	39	48
Government	–	–	3	6	–
Other	–	–	21	1	10
	1,437	832	1,040	1,142	837

(1)

Aggregate Net Loans and Acceptances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments). The Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only (excluding those related to off-balance sheet instruments and undrawn commitments).

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Net Impaired Loans and Acceptances balances are net of allowance for credit losses on impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments).

BMO Financial Group 202nd Annual Report 2019	123

SUPPLEMENTAL INFORMATION

Table 11: Changes in Gross Impaired Loans – Segmented Information (1) (2)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	426	439	407	404	438	470	508	585	557	678	–	–	–	–	–
Business and government	309	354	380	282	344	731	869	1,009	757	623	–	50	2	4	5
Total GIL, beginning of year	735	793	787	686	782	1,201	1,377	1,594	1,314	1,301	–	50	2	4	5
Additions to impaired loans and acceptances
Consumer	895	836	697	631	617	244	274	360	473	526	–	–	–	–	–
Business and government	323	321	281	453	231	1,224	647	799	953	542	–	–	56	2	5
Total additions	1,218	1,157	978	1,084	848	1,468	921	1,159	1,426	1,068	–	–	56	2	5
Reductions to impaired loans and acceptances (3)
Consumer	(586)	(628)	(479)	(446)	(474)	(242)	(212)	(301)	(282)	(432)	–	–	–	–	–
Business and government	(171)	(282)	(259)	(251)	(164)	(466)	(573)	(692)	(456)	(246)	–	(49)	(7)	(4)	(5)
Total reductions due to net repayments and other	(757)	(910)	(738)	(697)	(638)	(708)	(785)	(993)	(738)	(678)	–	(49)	(7)	(4)	(5)
Write-offs (4)
Consumer	(238)	(221)	(186)	(182)	(177)	(87)	(100)	(136)	(163)	(215)	–	–	–	–	–
Business and government	(44)	(84)	(48)	(104)	(129)	(159)	(212)	(247)	(245)	(162)	–	(1)	(1)	–	(1)
Total write-offs	(282)	(305)	(234)	(286)	(306)	(246)	(312)	(383)	(408)	(377)	–	(1)	(1)	–	(1)
Gross impaired loans and acceptances, end of year
Consumer	497	426	439	407	404	385	470	508	585	557	–	–	–	–	–
Business and government	417	309	354	380	282	1,330	731	869	1,009	757	–	–	50	2	4
Total GIL, end of year	914	735	793	787	686	1,715	1,201	1,377	1,594	1,314	–	–	50	2	4
Condition Ratios
GIL as a % of Gross Loans
Consumer	0.28	0.25	0.26	0.25	0.26	1.63	2.12	2.69	2.52	2.18	–	–	–	–	–
Business and government	0.39	0.33	0.43	0.48	0.41	0.98	0.66	0.89	1.03	1.01	–	–	0.44	0.02	0.04
Total Loans and Acceptances	0.32	0.28	0.32	0.33	0.31	1.08	0.90	1.18	1.31	1.31	–	–	0.43	0.02	0.04

(1)	GIL excludes Purchased Credit Impaired Loans.
(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Excludes certain loans that are written off directly and not classified as new formations.

124	BMO Financial Group 202nd Annual Report 2019

Total
2019	2018	2017	2016	2015

896	947	992	961	1,116
1,040	1,273	1,391	1,043	972
1,936	2,220	2,383	2,004	2,088

1,139	1,110	1,057	1,104	1,143
1,547	968	1,136	1,408	778
2,686	2,078	2,193	2,512	1,921

(828)	(840)	(780)	(728)	(906)
(637)	(904)	(958)	(711)	(415)
(1,465)	(1,744)	(1,738)	(1,439)	(1,321)

(325)	(321)	(322)	(345)	(392)
(203)	(297)	(296)	(349)	(292)
(528)	(618)	(618)	(694)	(684)

882	896	947	992	961
1,747	1,040	1,273	1,391	1,043
2,629	1,936	2,220	2,383	2,004

0.44	0.47	0.51	0.54	0.54
0.70	0.49	0.66	0.74	0.67
0.58	0.48	0.59	0.64	0.60

BMO Financial Group 202nd Annual Report 2019	125

SUPPLEMENTAL INFORMATION

Table 12: Changes in Allowance for Credit Losses –

Segmented Information (1) (2)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Allowance for credit losses (ACL), beginning of year
Consumer	725	705	595	614	615	230	301	254	393	333	–	–	–	–	–
Business and government	255	317	471	388	371	648	566	793	657	646	12	29	1	–	1
Total ACL, beginning of year	980	1,022	1,066	1,002	986	878	867	1,047	1,050	979	12	29	1	–	1
Provision for credit losses (3)
Consumer	470	416	394	373	373	1	(9)	74	(33)	113	–	–	–	–	–
Business and government	93	28	37	174	135	302	243	220	257	(76)	9	(21)	21	–	(1)
Total provision for credit losses	563	444	431	547	508	303	234	294	224	37	9	(21)	21	–	(1)
Recoveries
Consumer	120	127	134	102	111	104	75	81	87	151	–	–	–	–	–
Business and government	4	5	10	14	13	62	51	40	140	181	–	3	–	–	–
Total recoveries	124	132	144	116	124	166	126	121	227	332	–	3	–	–	–
Write-offs
Consumer	(551)	(515)	(501)	(481)	(482)	(113)	(125)	(157)	(173)	(223)	–	–	–	–	–
Business and government	(44)	(84)	(48)	(104)	(129)	(159)	(212)	(247)	(245)	(162)	–	(1)	(1)	–	(1)
Total write-offs	(595)	(599)	(549)	(585)	(611)	(272)	(337)	(404)	(418)	(385)	–	(1)	(1)	–	(1)
Other, including foreign exchange rate changes
Consumer	(15)	(8)	(10)	(13)	(3)	(22)	(12)	(23)	(20)	19	–	–	–	–	–
Business and government	(5)	(11)	(27)	(1)	(2)	(32)	–	(114)	(16)	68	–	2	(1)	1	1
Total Other, including foreign exchange rate changes	(20)	(19)	(37)	(14)	(5)	(54)	(12)	(137)	(36)	87	–	2	(1)	1	1
ACL, end of year
Consumer	749	725	612	595	614	200	230	229	254	393	–	–	–	–	–
Business and government	303	255	443	471	388	821	648	692	793	657	21	12	20	1	–
Total ACL, end of year	1,052	980	1,055	1,066	1,002	1,021	878	921	1,047	1,050	21	12	20	1	–
Net write-offs as a % of average loans and acceptances (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 13: Allocation of Allowance for Credit Losses –

Segmented Information (1) (5)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Consumer
Residential mortgages	10	9	12	15	17	7	10	12	18	21	–	–	–	–	–
Consumer instalment and other personal loans	116	106	94	76	66	20	37	42	47	47	–	–	–	–	–
Total consumer	126	115	106	91	83	27	47	54	65	68	–	–	–	–	–
Business and government	81	74	106	82	62	229	134	107	166	144	–	–	20	1	–
Total allowance for credit losses on impaired loans	207	189	212	173	145	256	181	161	231	212	–	–	20	1	–
Allowance for credit losses on performing loans (3)	740	689	799	833	816	630	574	641	687	682	17	6	–	–	–
Allowance for credit losses	947	878	1,011	1,006	961	886	755	802	918	894	17	6	20	1	–
Coverage Ratios
Allowance for credit losses on impaired loans as a % of gross impaired loans and acceptances
Total	22.6	25.7	26.7	22.0	21.1	14.9	15.1	11.7	14.5	16.1	–	–	40.0	50.0	–
Consumer	25.4	27.0	24.1	22.4	20.5	7.0	10.0	10.6	11.1	12.2	–	–	–	–	–
Business and government	19.4	23.9	29.9	21.6	22.0	17.2	18.3	12.3	16.5	19.0	–	–	40.0	50.0	–

(1)	Segmented credit information by geographic area is based upon country of ultimate risk.
(2)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 in 2018 has been applied prospectively.
(3)	Excludes provision for credit losses on other assets.
(4)	Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).
(5)	Amounts exclude allowance for credit losses included in Other Liabilities.

un – unavailable

126	BMO Financial Group 202nd Annual Report 2019

Total
2019	2018	2017	2016	2015

955	1,006	849	1,007	948
915	912	1,265	1,045	1,018
1,870	1,918	2,114	2,052	1,966

471	407	468	340	486
404	250	278	431	58
875	657	746	771	544

224	202	215	189	262
66	59	50	154	194
290	261	265	343	456

(664)	(640)	(658)	(654)	(705)
(203)	(297)	(296)	(349)	(292)
(867)	(937)	(954)	(1,003)	(997)

(37)	(20)	(33)	(33)	16
(37)	(9)	(142)	(16)	67
(74)	(29)	(175)	(49)	83

949	955	841	849	1,007
1,145	915	1,155	1,265	1,045
2,094	1,870	1,996	2,114	2,052
0.13	0.17	0.19	0.19	0.17

Total
2019	2018	2017	2016	2015

17	19	24	33	38
136	143	136	123	113
153	162	160	156	151
310	208	233	249	206
463	370	393	405	357
1,387	1,269	1,440	1,520	1,498
1,850	1,639	1,833	1,925	1,855

17.6	19.1	17.7	17.0	17.8
17.3	18.1	16.9	15.7	15.7
17.7	20.0	18.3	17.9	19.8

BMO Financial Group 202nd Annual Report 2019	127

SUPPLEMENTAL INFORMATION

Table 14: Allowance for Credit Losses on Impaired Loans – Segmented Information

($ millions) As at October 31	2019	2018	2017	2016	2015
Business and Government Allowance for Credit Losses on Impaired Loans by Industry
Commercial real estate	9	8	15	13	17
Construction (non-real estate)	8	16	14	4	8
Retail trade	11	17	14	12	23
Wholesale trade	52	23	17	31	19
Agriculture	22	16	11	19	6
Communications	7	–	–	1	9
Financing products	–	–	–	–	–
Manufacturing	35	20	51	36	38
Mining	–	–	–	1	1
Oil and gas	48	17	42	45	2
Transportation	30	31	13	9	5
Utilities	–	–	2	3	–
Forest products	–	1	1	1	2
Service industries	79	46	51	50	33
Financial	3	1	2	10	3
Government	1	–	–	–	–
Other	5	12	–	14	40
Total business and government (1)	310	208	233	249	206

Table 15: Provision for Credit Losses – Segmented Information

($ millions) For the year ended October 31	2019	2018	2017	2016	2015
Consumer
Residential mortgages	16	19	11	24	11
Cards	246	216	232	232	224
Consumer instalment and other personal loans	201	231	232	246	225
Total consumer	463	466	475	502	460
Business and Government
Commercial real estate	5	(2)	(4)	(16)	(37)
Construction (non-real estate)	1	–	25	15	–
Retail trade	(2)	10	29	13	8
Wholesale trade	54	18	24	11	19
Agriculture	27	37	31	56	3
Communications	7	–	(1)	2	13
Financing products	–	–	–	–	–
Manufacturing	25	20	28	29	67
Mining	–	–	–	20	2
Oil and gas	51	(25)	9	105	25
Transportation	67	74	108	56	(4)
Utilities	1	(2)	–	3	–
Forest products	–	(1)	–	(1)	–
Service industries	68	87	102	21	(29)
Financial	(35)	(4)	(3)	(7)	8
Government	1	–	–	–	(2)
Other	18	22	(1)	(38)	11
Total business and government	288	234	347	269	84
Total provision for credit losses on impaired loans	751	700	822	771	544
Provision for credit losses on performing loans (2)	121	(38)	(76)	–	–
	872	662	746	771	544
Performance Ratios (%)
PCL to average net loans and acceptances	0.20	0.17	0.20	0.22	0.17
PCL on impaired loans to segmented average net loans and acceptances
Consumer	0.24	0.25	0.26	0.28	0.26
Business and government	0.12	0.12	0.18	0.15	0.06
PCL on impaired loans to average net loans and acceptances	0.17	0.18	0.22	0.22	0.17

(1)	Amounts exclude allowance for credit losses included in Other Liabilities.
(2)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 in 2018 has been applied prospectively.

128	BMO Financial Group 202nd Annual Report 2019

Table 16: Average Deposits

	2019		2018		2017
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	24,211	1.18	20,874	0.86	21,253	0.44
Demand deposits – non-interest bearing	47,849	–	45,967	–	41,985	–
Payable after notice	86,531	1.24	81,941	0.84	79,963	0.49
Payable on a fixed date	173,337	2.33	150,583	1.97	147,097	1.50
Total deposits booked in Canada	331,928	1.63	299,365	1.28	290,298	0.93
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries (1)	23,563	2.41	24,596	1.92	23,520	1.10
Governments and institutions in the United States and other countries	12,253	1.97	10,014	1.49	9,196	0.76
Other demand deposits	14,484	0.86	13,858	0.30	14,327	0.04
Other deposits payable after notice or on a fixed date	164,540	1.38	150,513	1.05	143,628	0.61
Total deposits booked in the United States and other countries	214,840	1.49	198,981	1.13	190,671	0.63
Total average deposits	546,768	1.58	498,346	1.22	480,969	0.81

As at October 31, 2019, 2018 and 2017: deposits by foreign depositors in our Canadian bank offices amounted to $46,766 million, $48,592 million and $44,722 million, respectively; total deposits payable after notice included $39,382 million, $34,754 million and $33,561 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $25,098 million, $28,927 million and $30,648 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

(1)	Includes regulated and central banks.

BMO Financial Group 202nd Annual Report 2019	129

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items, as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Pages 82, 107

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Pages 66, 97

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Pages 60, 61, 96, 97

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk is the potential for loss or harm as a result of the specific business activities of an enterprise and the effects these could have on its earnings.

Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and certain other items.

Pages 62, 187

Common Equity Tier 1 Ratio reflects CET1 capital divided by risk-weighted assets.

Pages 22, 59, 60, 61, 63, 187

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal & regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics and innovation. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Pages 78, 158

Derivatives are contracts with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner using adjusted net income.

Pages 21, 197

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a consistent basis across such risks. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

Pages 63, 64

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Environmental and Social Risk is the potential for loss or harm resulting from environmental or social impacts or concerns, including climate change, related to BMO or its customers.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced. It generally entails the inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risks of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Ratio reflects Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a regulatory-prescribed stress scenario.

Pages 94, 95

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Pages 86, 159

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits.

208	BMO Financial Group 202nd Annual Report 2019

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operational Risk is the potential for loss or harm resulting from inadequate or failed internal processes or systems, human errors or misconduct or external events, but excludes business risk, credit risk, market risk, liquidity risk and other financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. The PCL can be comprised of both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Pages 29, 55, 82

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Pages 22, 55

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders adjusted for the amortization of acquisition-related intangible assets as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Pages 22, 55

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The term is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss or harm due to changes in the external business environment and/or failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. We are required to consolidate an SE if we control the entity by having power over the entity, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.

Structural (Non-Trading) Market Risk is comprised of interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•  Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•  Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•  Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•  Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•  Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•  Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•  Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources.

Pages 25, 200

Tier 1 Capital is comprised of CET1 and Additional Tier 1 (AT1) Capital. AT1 capital consists of preferred shares and other AT1 capital instruments, less regulatory deductions.

Pages 60, 187

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

Pages 60, 187

Tier 2 capital is comprised of subordinated debentures and may include certain loan loss allowances less regulatory deductions.

Pages 60, 187

Total Loss Absorbing Capacity (TLAC) is comprised of total capital and senior unsecured debt subject to the Canadian Bail-In Regime. The largest Canadian banks are required to meet minimum TLAC RWA-based and leverage-based ratios effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Pages 60, 96, 104

Total Capital includes Tier 1 and Tier 2 capital.

Pages 60, 187

Total Capital Ratio reflects Total capital divided by risk-weighted assets.

Pages 60, 187

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading and Underwriting Market Risk gives rise to market risk associated with buying and selling financial products in the course of meeting customer requirements, including market making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Pages 86, 87

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